Confidential Draft Submitted on December 21, 2017

As filed with the Securities and Exchange Commission on                     , 2018.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

SONOS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3577	03-0479476
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial code number)	(I.R.S. employer identification no.)

614 Chapala Street

Santa Barbara, CA 93101

(805) 965-3001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patrick Spence

Chief Executive Officer

Sonos, Inc.

614 Chapala Street

Santa Barbara, CA 93101

(805) 965-3001

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey R. Vetter, Esq. William L. Hughes, Esq. Niki Fang, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, CA 94041 (650) 988-8500	Craig A. Shelburne, Esq. Chief Legal Officer and Corporate Secretary Sonos, Inc. 614 Chapala Street Santa Barbara, CA 93101 (805) 965-3001	Kevin P. Kennedy, Esq. Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, CA 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)		Emerging growth company	☒
		If an emerging growth company, indicate by checkmark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act	☒

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares the Underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2018

             Shares

COMMON STOCK

Sonos, Inc. is offering              shares of its common stock and the selling stockholders are offering              shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

We intend to apply to list our common stock on                      under the symbol “    .”

We are an “emerging growth company” as defined under the federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Sonos	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

(1)	See the section titled “Underwriters” for a description of the compensation payable to the underwriters.

Certain of the selling stockholders have granted the underwriters the right to purchase up to an additional              shares of common stock to cover over-allotments, if any.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2018.

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC

                    , 2018

Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide you with additional information or information that is different from or to make any representations other than those contained in this prospectus or in any free-writing prospectus prepared by or on behalf of us to which we may have referred you in connection with this offering. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.

Unless the context requires otherwise, the terms “we,” “us,” “our,” “the Company” and “Sonos” refer to Sonos, Inc., a Delaware corporation, together with its consolidated subsidiaries, unless otherwise noted. For purposes of this prospectus, unless the context otherwise requires, the term “stockholders” shall refer to the holders of our common stock.

Through and including                     , 2018 (the 25th day after the date of this prospectus) U.S. federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States, neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free-writing prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and related notes and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

SONOS, INC.

Company Overview

Sonos was founded with a clear mission—to fill every home with music. This mission led us to invent wireless multi-room home audio. Sonos transforms the way people live and interact by restoring the shared experience of music throughout the home. Our home sound system provides an immersive listening experience created by our thoughtfully designed speakers and components, our proprietary software platform and the ability to wirelessly stream the content our customers love from the services they prefer.

Sonos sits at the intersection of emerging trends driving the future of home entertainment. The proliferation of streaming services and the rapid adoption of voice assistants are significantly changing audio consumption habits and how consumers interact with the internet. As the leading home sound system for consumers, content partners and developers, Sonos is poised to capitalize on the large market opportunity created by these dynamics.

We debuted the world’s first wireless multi-room home sound system in 2005. Today, our products include wireless speakers, home theater speakers and components to address consumers’ evolving home audio needs. We launched our first voice-enabled wireless speaker, the One, in October 2017. In addition to new product launches, we frequently introduce new features through software upgrades, providing our customers with enhanced functionality and improved sound in the home. We are committed to continuous technological innovation, as evidenced by our growing global patent portfolio of over 500 issued patents and 600 applications. We believe our patents comprise the foundational intellectual property for wireless multi-room audio technology.

Our network of partners provides our customers with access to voice control, streaming music, internet radio, podcasts and audiobook content, enabling them to control and listen to an expansive range of home entertainment. Our platform has attracted a broad range of approximately 100 streaming content providers, such as Apple Music, Pandora, Spotify and TuneIn. These partners find value in our independent platform and access to millions of desirable and engaged customers.

As of September 30, 2017, our customers had registered over 16 million products in more than six million households globally. Based on customer data, we estimate that, on average, our customers listen to approximately 65 hours of content per month and to approximately 80% more music after purchasing their first Sonos product. We also estimate that our customers listened to more than 4.6 billion hours of audio content using our products in fiscal 2017, which represents 33% growth from fiscal 2016.

Our innovative products, seamless customer experience and expanding global footprint have driven 12 consecutive years of sustained revenue growth since our first product launch. We generate revenue from the sale of our wireless speakers, home theater speakers and component products, as new customers buy our products and existing customers continue to add products to their Sonos home sound systems. In fiscal 2017, existing customers accounted for approximately 35% of new product registrations. We sell our products primarily through over 10,000 third-party physical retail stores, including custom installers of home audio systems. We also sell through select e-commerce retailers and our website sonos.com. Our products are distributed in over 50 countries, with 50% of our revenue in fiscal 2017 generated outside the United States and Canada.

We generated revenue of $993 million in fiscal 2017, a 10% increase from $901 million in fiscal 2016. In fiscal 2017, our net loss was $14.2 million and our adjusted EBITDA was $56.0 million. See the section titled “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA.

Market Opportunity

The following trends are changing how people consume entertainment and interact with the internet in the home:

Streaming Driving Transformation in Audio Consumption

Streaming music is fueling the music industry’s growth as it drives increasing music consumption and an expanding breadth of content available to consumers. Futuresource estimates that the number of global paid subscribers to streaming music services grew from 29 million in 2013 to approximately 124 million in 2016, and projects this number to grow to 293 million by 2021. Increased adoption of streaming music is accelerating consumption of audio content. According to Nielsen, the average number of hours spent listening to music per week in the United States increased 37% in two years to over 32 hours in 2017. Despite the recent growth in number of paid subscribers, streaming music services are still in their early stages of adoption with only 3% penetration of smartphones globally as of December 31, 2016, based on estimates by Futuresource and the World Cellular Information Service.

Voice Assistants Disrupting Home Audio

Voice assistants are disrupting the home audio industry by changing what consumers expect from a home speaker. Speakers are now expected to be voice-enabled, software-driven, Wi-Fi-connected computers that can fulfill requests for any audio content, answer questions or complete tasks by listening and responding. Industry research projects that by 2022, 55% of U.S. households will have at least one voice-enabled speaker.

These trends provide a glimpse into the opportunity for consumers to enjoy what we call the Sonic Internet—where the internet’s sound content, such as music, movies, TV shows, video games, podcasts and virtual and augmented reality, can be controlled by voice and played out loud in the home. Existing products from traditional home audio companies and diversified technology companies are not designed to capture the full potential of the Sonic Internet. We believe there is a significant opportunity to provide a seamless sound experience that brings connectivity, freedom of content choice, ease of use and high-fidelity sound to the connected home.

Our Solution

Since our founding, we have focused on creating and enhancing a reliable, wireless multi-room home sound system that simply works. The Sonos home sound system integrates our speakers, proprietary software platform and a robust partner ecosystem to enable an immersive sound experience throughout the home. We manage the complexity of delivering a seamless customer experience in a multi-user and open-platform environment. The Sonos home sound system is easy to set up, use and expand to bring the Sonic Internet to any room in the home.

Our Speakers and Components

Our portfolio of products encourages customers to uniquely tailor their Sonos sound systems to best meet their home sound and design preferences.

•	Wireless Speakers. Our wireless speakers include PLAY:1, PLAY:3 and PLAY:5, as well as the recently released One, which includes native voice control.

•	Home Theater Speakers. Our home theater products include speakers and a subwoofer designed to play audio content from TV/video. Our home theater products include PLAYBAR, PLAYBASE and SUB.

•	Components. Our CONNECT and CONNECT:AMP allow customers to convert third-party wired speakers, stereo systems or home theater setups into our easy-to-use, wirelessly controlled streaming music system.

Our Software

Our proprietary software is the foundation of the Sonos home sound system and further differentiates our products from those of our competitors. Our software provides the following key benefits:

•	Multi-Room Experience. Our system enables our speakers to work individually or together in synchronized playback groups, powered by wireless mesh network capabilities to route and play audio optimally.

•	Enhanced Functionality Through Software Upgrades. Our platform enables us to understand and enhance our customers’ listening and control experience, delivering feature updates and intelligent customization through remote software upgrades and cloud-based services.

•	Intuitive and Flexible Control. Our customers can control their experiences through the Sonos app, voice control or an expanding number of third-party apps and smart devices. As our customers navigate across different controllers, our technology synchronizes the control experience across the Sonos platform to deliver the music and entertainment experience they desire.

•	Advanced Acoustics. We have made significant investments in our engineering team and audio technology, which have enabled us to create speakers that produce high-fidelity sound. For example, we invented technology to allow two of our speakers to pair wirelessly and create multi-channel sound, thereby enabling a much broader sound field. In addition, our Trueplay technology utilizes the microphones on an iOS device to analyze room attributes, speaker placement and other acoustic factors in order to improve sound quality.

Our Partner Ecosystem

We have built a platform that attracts partners to enable our customers to play the content they love from the services they prefer. Our partners span across content, control and third-party applications:

•	Content. We partner with a broad range of content providers, such as streaming music services, internet radio stations and podcast services, allowing our customers to enjoy their audio content from whichever source they desire.

•	Control. We provide our customers with multiple options to control their home audio experiences, including voice control and direct control from within selected streaming music service apps.

•	Third-Party Applications. We partner with third-party developers, including home automation integrators such as Crestron. These partners are building new applications and services on top of the Sonos platform, increasing customer engagement and creating new experiences for our customers.

Our Competitive Strengths

We believe the following combination of capabilities and features of our business model distinguish us from our competitors and position us well to capitalize on the opportunities created by the Sonic Internet:

•	Leading Home Sound System. We have developed and refined our home sound system with a singular focus for over 15 years. Our effort has resulted in significant consumer awareness and market share among home audio professionals. For example, a 2017 product study by a leading home audio publication of the top 100 custom integrator professionals ranked Sonos as the leading brand in the wireless audio, soundbar and subwoofer categories. Our 76% share in the wireless audio category among these industry professionals significantly outpaces the 17% share of the second-place competitor.

•	Platform Enables Freedom of Choice for Consumers. Our broad and growing network of partners provides our customers with access to voice control, streaming music, internet radio, podcasts and audiobook content, enabling them to listen to the content they love from the services they prefer. Our platform attracts a broad set of content providers, including leading streaming music services, and third-party developers.

•	Differentiated Consumer Experience Creates Engaged Households. We deliver a differentiated customer experience to millions of households every day, cultivating a passionate and engaged customer base. Based on customer data, we estimate that, on average, our customers listen to approximately 65 hours of content per month and to approximately 80% more music after purchasing their first Sonos product. Long-term engagement with our products and our ability to continuously improve the functionality of our existing products through software updates leads to attractive economics as customers add products to their Sonos home sound systems.

•	Commitment to Innovation Drives Continuous Improvement. We have made significant investments in research and development for over 15 years, and believe that we own the foundational intellectual property of wireless multi-room audio. We have significantly expanded the size of our patent portfolio in recent years. In 2017, the strength of our patent portfolio placed us 2nd in Electronics and 19th overall in IEEE’s Patent Power Report.

•	Home Sound System Expansion Drives Attractive Financial Model. We generate significant revenue from customers purchasing additional products to expand their Sonos home sound systems, which has contributed to 12 consecutive years of sustained revenue growth. Existing households represented approximately 35% of new product registrations in fiscal 2017. We believe this aspect of our financial model will continue to be critical in sustaining our revenue growth over the long term.

Our Growth Strategies

Key elements of our growth strategy include:

•	Consistently Introduce Innovative Products. To address our market opportunity, we have developed a long-term roadmap to deliver innovative products and software enhancements, and intend to increase the pace of product introductions. Executing on our roadmap will position us to acquire new households, increase sales to existing households and improve the customer experience.

•	Expand Partner Ecosystem to Enhance Platform. We intend to deepen our relationships with our current partners and expand our partner ecosystem to provide our customers access to streaming music services, voice assistants, internet radio, podcasts and audiobook content. For example, we recently introduced voice control with Amazon’s Alexa technology, and plan to incorporate Apple’s Siri and Google Assistant in 2018.

•	Build Direct Relationships with Existing and Prospective Customers. We intend to continue to build direct relationships with current and prospective customers through sonos.com and the Sonos app to drive direct sales.

•	Increase Brand Awareness in Existing Geographic Markets. We intend to increase our household penetration rates in our existing geographic markets by investing in brand awareness, expanding our product offerings and growing our partner ecosystem.

•	Invest in Geographic Expansion. Geographic expansion represents a significant growth opportunity in currently unserved countries. We intend to expand into new countries by employing country-specific marketing campaigns and distribution channels.

Risks Related to Our Business and Investment in Our Common Stock

Investing in our common stock involves a high degree of risk. You should carefully consider the risks highlighted in the section titled “Risk Factors” immediately following this prospectus summary before making an investment decision. We may be unable for many reasons, including those that are beyond our control, to implement our business strategy successfully. Some of these risks are that:

•	we have a recent history of losses and expect to incur increased operating costs in the future, and we may not achieve or sustain profitability;

•	the pace of our revenue growth has been volatile and we cannot assure you that we will continue to achieve consistent revenue growth;

•	our operating results depend on a number of factors and are likely to fluctuate from quarter to quarter;

•	the voice-enabled speaker market is in its early stages of development and may not continue to grow, and we may not be able to establish and maintain market share;

•	we may not be able to successfully manage frequent new product introductions and transitions;

•	we are dependent on a single contract manufacturer and on a limited number of suppliers, logistics providers and distributors, over which we have limited or no control;

•	we operate in highly competitive markets and we are dependent on partners who offer products that compete with our own;

•	we may not be able to accurately anticipate market demand for our products, and we may have difficulty managing our production and inventory as a result;

•	our sales are subject to seasonality and our sales in high-demand periods may be below our forecasts; and
•	we may lose one or more of our key personnel, or fail to attract and retain other highly qualified personnel.

If we are unable to adequately address these and other risks we face, our business, financial condition, operating results and prospects may be adversely affected.

Corporate Information

We incorporated in Delaware in August 2002 as Rincon Audio, Inc. and we changed our name to Sonos, Inc. in May 2004. We had 1,416 full-time employees as of September 30, 2017. Our principal executive offices are located at 614 Chapala Street, Santa Barbara, California 93101, and our telephone number is (805) 965-3001. Our website address is www.sonos.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock.

Sonos, the Sonos logo, One, PLAY:1, PLAY:3, PLAY:5, PLAYBASE, PLAYBAR, CONNECT, CONNECT:AMP, SUB and our other registered or common law trademarks, tradenames or service marks appearing in this prospectus are our property. Solely for convenience, our trademarks, tradenames and service marks referred to in this prospectus appear without the ®, ™ and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, tradenames and service marks. This prospectus contains additional trademarks, tradenames and service marks of other companies that are the property of their respective owners.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last completed fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board, or the PCAOB, has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements;

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and

•	extended transition periods for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (ii) the end of the first fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the end of the fiscal year during which the fifth anniversary of this offering occurs. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we currently intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total common stock offered	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	We intend to use the net proceeds of this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or assets. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 11 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Proposed trading symbol	“ ”

The number of shares of common stock to be outstanding after this offering is based on 45,537,732 shares of common stock outstanding as of September 30, 2017, and excludes:

•	22,908,626 shares of our common stock issuable upon the exercise of stock options outstanding under our 2003 Stock Plan as of September 30, 2017, with a weighted-average exercise price of $18.40 per share;

•	1,044,002 shares of our common stock reserved for future issuance under our 2003 Stock Plan as of September 30, 2017, of which:

•	860,528 shares of our common stock are issuable upon the exercise of stock options granted after September 30, 2017 through December 21, 2017, with an exercise price of $30.05 per share; and

•	shares of our common stock that will become available for future issuance under our 2018 Equity Incentive Plan in connection with this offering; and

•	additional shares of our common stock reserved for future issuance under our 2018 Equity Incentive Plan, which will become effective in connection with this offering and contain a provision that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	a -for- split of our capital stock;

•	the automatic conversion of 16,241,295 shares of our convertible preferred stock into an equivalent number of shares of common stock immediately prior to the completion of this offering;

•	no exercise or cancellation of outstanding stock options subsequent to September 30, 2017;

•	the filing and effectiveness of our restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their over-allotment option to purchase up to an additional shares of our common stock in this offering from the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

We have derived the summary consolidated statement of operations data for the fiscal years ended October 3, 2015, October 1, 2016 and September 30, 2017 and the summary consolidated balance sheet data as of September 30, 2017 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Fiscal Year Ended
	Oct. 3, 2015	Oct. 1, 2016	Sept. 30, 2017
	(in thousands, except per share amounts and percentages)
Consolidated Statement of Operations Data:
Revenue	$843,524	$901,284	$992,526
Cost of revenue(1)	461,387	497,885	536,461

Gross profit	382,137	403,399	456,065

Operating expenses
Research and development(1)	100,653	107,729	124,394
Sales and marketing(1)	272,427	258,012	270,162
General and administrative(1)	64,805	68,531	77,118

Total operating expenses	437,885	434,272	471,674

Operating loss	(55,748)	(30,873)	(15,609)

Other income (expense), net
Interest expense, net	(156)	(2,489)	(4,260)
Other income (expense), net	(9,631)	(2,208)	3,361

Total other income (expense), net	(9,787)	(4,697)	(899)

Loss before provision for (benefit from) income taxes	(65,535)	(35,570)	(16,508)
Provision for (benefit from) income taxes	3,242	2,644	(2,291)

Net loss	$(68,777)	$(38,214)	$(14,217)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(2.68)	$(1.42)	$(0.50)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	25,627	26,937	28,157

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)			$(0.32)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted(2)			44,398

Other Data:
Products sold	3,401	3,514	3,936
Adjusted EBITDA(3)	$(4,613)	$29,413	$55,955
Adjusted EBITDA margin(3)	(0.5)%	3.3%	5.6%

(1)	Amounts include stock-based compensation expense as follows:

	Fiscal Year Ended
	Oct. 3, 2015	Oct. 1, 2016	Sept. 30, 2017
	(in thousands)
Cost of revenue	$236	$211	$240
Research and development	8,186	8,260	13,605
Sales and marketing	9,791	11,742	15,086
General and administrative	5,064	5,750	7,619

Total stock-based compensation expense	$23,277	$25,963	$36,550

(2)	See note 12 of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted, and pro forma net loss per share attributable to common stockholders, basic and diluted.
(3)	Adjusted EBITDA and adjusted EBITDA margin are financial measures that are not calculated in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

	As of September 30, 2017
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$130,595	$130,595	$
Working capital	78,203	78,203
Total assets	400,020	400,020
Total long-term debt	39,600	39,600
Total liabilities	309,652	309,652
Redeemable convertible preferred stock	90,341	—
Accumulated deficit	(188,007)	(188,007)
Total stockholders’ equity	27	90,368

(1)	The pro forma column reflects the automatic conversion of 16,241,295 shares of our convertible preferred stock into an equivalent number of shares of common stock immediately prior to the completion of this offering.
(2)	The pro forma as adjusted column reflects (i) the items described in footnote (1) above and (ii) the sale and issuance of shares of our common stock by us in this offering, at the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the amount of our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of our initial public offering that will be determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making a decision to invest in our common stock. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations and growth prospects.

Risks Related to Our Business

We have a recent history of losses and expect to incur increased operating costs in the future, and we may not achieve or sustain profitability.

We have experienced net losses in recent periods. In the fiscal years ended October 3, 2015, October 1, 2016 and September 30, 2017, we had net losses of $68.8 million, $38.2 million and $14.2 million, respectively. We had an accumulated deficit of $188.0 million as of September 30, 2017. We expect our operating expenses to increase in the future as we expand our operations and execute on our product roadmap. We plan to make significant future expenditures related to the expansion of our business and our product offerings, including investments in:

•	research and development to continue to introduce innovative new products, enhance existing products and improve our customers’ listening experience;

•	sales and marketing to expand our global brand awareness, promote new products, increase our customer base and expand sales within our existing customer base; and

•	legal, accounting, information technology and other administrative expenses to facilitate our transition to, and sustain our operations as, a public company.

We need to increase our revenue to achieve and maintain profitability in the future. We cannot assure you that our revenue will continue to grow or that it will not decline. In addition, we anticipate that new product introductions will adversely impact our gross margin in the near to intermediate term due to the increasing frequency of these product introductions and their anticipated increased share of our overall product volume. Our revenue may decline or we may incur significant losses for a number of reasons, including the other risks and uncertainties described in these Risk Factors.

The pace of our revenue growth has been volatile, and we cannot assure you that we will continue to achieve consistent revenue growth.

We have experienced volatile revenue growth and demand for our products since launching our first product in 2005. Our annual revenue grew 75.3% from fiscal 2014 over fiscal 2013, 8.9% in fiscal 2015 over fiscal 2014, 6.8% in fiscal 2016 over fiscal 2015 and 10.1% in fiscal 2017 over fiscal 2016. Our historical revenue growth rates therefore should not be considered as indicative of our future performance. Additionally, because our ability to achieve continued growth will depend on our ability to execute on our product roadmap, we cannot guarantee that our revenue will continue to grow. In order for our revenue growth to continue, and for the volatility of our growth to stabilize, we will need to be successful in determining the market opportunity for new products and developing and delivering products that appeal to consumers and stimulate demand. If we are unable to do so, our revenue may not grow as anticipated or at all, and the trading price of our common stock may decline.

The volatility of our revenue growth could cause our operating expenses to exceed our revenue in some periods. The unpredictable nature of the growth and expansion of our business and product offerings also places a continuous and significant strain on our management, operational and financial resources. In future periods, we could experience a decline in revenue, or revenue could grow more slowly than we expect, which could have a material negative effect on our operating results and our stock price could be harmed.

Our operating results depend on a number of factors and are likely to fluctuate from quarter to quarter, which makes them difficult to predict and which could cause the trading price of our common stock to decline.

Our operating results and other key metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter. We expect that this trend will continue as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	fluctuations in demand for our products, including seasonal variations;

•	the timing and success of new product introductions, which products initially tend to have a lower gross margin;

•	the timing and success of new product introductions by our competitors;

•	pricing pressure as a result of competition or otherwise;

•	shifts in product, geographic or channel mix;

•	delays or disruptions in our supply, manufacturing or distribution chain;

•	fluctuations in costs and availability of raw materials and components, and in other manufacturing costs;

•	fluctuations in levels of channel inventory;

•	amount and timing of sales and marketing and other operating expenses related to maintenance and expansion of our business;

•	negative publicity about our products;

•	adverse litigation judgments, settlements or other litigation-related costs, especially from litigation involving alleged patent infringement or defense of our patents;

•	fluctuations in foreign exchange rates;

•	changes in tax rates or adverse changes in tax laws that expose us to additional income tax liabilities;

•	natural disasters, geopolitical unrest, war, terrorism and other catastrophes outside of our control; and

•	general economic conditions in either domestic or international markets.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our operating results. As a result, period-to-period comparisons of our operating results may not be meaningful, and you should not rely on them as an indication of our future performance. The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to meet our expectations or those of investors or any analysts that cover us with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could fall substantially.

The success of our business depends on the continued growth of the voice-enabled speaker market, and our ability to establish and maintain market share.

We have increasingly focused our product roadmap on voice-enabled speakers, and we recently introduced our first voice-enabled speaker, the One, in October 2017. The voice-enabled speaker market and the voice-enabled smart home systems market are still in the early stages of development. If these markets do not continue to grow, or grow in unpredictable ways, our revenue may fall short of expectations and our operating results may be harmed, particularly since we incur substantial costs to introduce new products in advance of anticipated sales. Additionally, even if the market for voice-enabled speakers does expand, we may not be successful in developing and selling speakers that appeal to consumers or gain sufficient market acceptance. To succeed in this market, we will need to design, produce and sell innovative and compelling products and partner with other businesses that enable us to capitalize on new technologies. We also face intense competition in our markets, and we are dependent on a number of technology partners for the development of our products, some of which have developed or may develop and sell voice-enabled speaker products of their own. For example, the One features voice-control enablement powered by Amazon’s Alexa technology while Amazon currently competes by offering speaker products of their own. As we continue to execute on our product roadmap, our success in introducing voice-enabled speakers enabled with third-party technology, especially voice control, will increasingly depend on the willingness of our technology partners, many of which sell or may develop products that compete with ours, to continue to promote and enhance our products. These technology partners may cease doing business with us or disable the technology they provide our products for a variety of reasons, including to promote their products over our own. If these partners disable the integration of their technology into our products, demand for our products may decrease or we may experience higher-than-expected product returns. We cannot assure you that the resources we invest in research and development, existing or alternative technology partnerships, marketing and sales will be adequate for us to be successful in establishing and maintaining a large share of the voice-enabled speaker market. If we are not able to capture and sustain market share, our future revenue growth will be negatively impacted.

To remain competitive and stimulate consumer demand, we must successfully manage frequent new product introductions and transitions.

Due to the highly volatile and competitive nature of the home audio and broader consumer electronics industry, we must frequently introduce new products, enhance existing products and effectively stimulate customer demand for new and upgraded products in both mature and developing markets. The successful introduction of our new products depends on a number of factors, such as the timely completion of development efforts to correspond with limited windows for market introduction. In recent years, we have experienced delays in bringing new products to market, along with higher-than-expected costs in doing so. We face significant challenges in managing the risks associated with new product introductions and production ramp-up issues, including accurately forecasting initial consumer demand, as well as the risk that new products may have quality or other defects in the early stages of introduction. In addition, new and upgraded products can affect the sales and profitability of existing products. Accordingly, if we cannot properly manage the introduction of our new products, our operating results and financial condition may be adversely impacted, particularly if the cadence of new product introductions increases as we expect.

Our products are manufactured by a single contract manufacturer, and we may be unable to operate our business if our manufacturer is unable to manufacture our products or ends its relationship with us.

We depend on a single manufacturer, Inventec Appliances Corporation, or Inventec, to manufacture our products on a non-exclusive basis. Our reliance on a sole manufacturer increases the risk that, in the event of an interruption in Inventec’s operations, whether due to a natural catastrophe, labor dispute or otherwise, we would not be able to develop an alternate source without incurring material additional costs and substantial delays. Additionally, Inventec can terminate its agreement with us for any reason with 180 days’ advance notice. If Inventec breaches or terminates its agreement with us or otherwise fails to perform its obligations in a timely manner, we may be severely delayed or fully prevented from selling our products. If Inventec were unable to perform its obligations or were to end its relationship with us, it would take up a significant amount of time to identify and onboard a new manufacturer that has the capability and resources to build our products to our specifications in sufficient volume. A violation of labor, environmental, intellectual property or other laws by Inventec, or a failure of Inventec to follow generally accepted ethical business practices, could create negative publicity, harm our reputation and require us to contract with a new manufacturer. Identifying a new manufacturer would require us to evaluate and approve their quality control systems, technical capabilities, responsiveness, service, financial stability, regulatory compliance and labor and other ethical practices. Any material disruption in our relationship with Inventec would harm our ability to compete effectively and satisfy demand for our products, and could adversely impact our revenue, gross margin and operating results.

We depend on a limited number of third-party components suppliers and logistics providers. Our business may be harmed if these parties do not perform their obligations or if they suffer interruptions to their own operations, or if alternative component sources are unavailable or if there is an increase in the costs of these components.

We are dependent on a limited number of suppliers for various key components used in our products, and the cost, quality and availability of these components are essential to the successful production and sale of our products. We have sole-source suppliers, particularly for product-specific mechanical enclosures, and single-source suppliers, particularly for processor components. We are subject to the risk of shortages and long lead times in the supply of these components and other materials, and the risk that our suppliers discontinue or modify, or increase the price of, the components used in our products. If the supply of these components were to be delayed or constrained, or if one or more of our main suppliers were to go out of business, alternative sources or suppliers may not be available on acceptable terms or at all. Further, if there were a shortage of supply, the cost of these components may increase and harm our ability to sell our products on a cost-effective basis. For example, similar to other companies in the electronics industries, we have from time to time experienced shortages of random-access memory that is integral to manufacturing our products. In the event of such shortages in the future, reliable and cost-effective replacement sources may not be available on short notice or at all, and this may result in decreased sales or force us to increase prices and face a corresponding decrease in demand for our products. In the event that any of our suppliers were to discontinue production of our key product components, developing alternate sources of supply for these components would be time consuming, difficult and costly. Any of these scenarios would harm our ability to sell our products in order to meet market demand and could adversely affect our operating results.

We use a small number of logistics providers for substantially all of our product delivery to both distributors and retailers. If one of these providers, such as Ingram Micro, were to experience financial difficulties or disruptions in its business, our own operations could be adversely affected. Because substantially all of our products are distributed from a small number of locations and by a small number of companies, we are susceptible to both isolated and system-wide interruptions caused by events out of our control. Our distribution facilities employ computer-controlled and automated equipment, and thus may be vulnerable to computer viruses or other security risks, as well as to electronic or power interruptions or other system failures. Any disruption to the operations of our distributions facilities could delay product delivery, harm our reputation among our customers and adversely affect our operating results and financial condition.

We have limited control over these parties on which our business depends. If any of these parties fails to perform its obligations on schedule, or breaches or ends its relationship with us, we may be unable to satisfy demand for our products. Delays, product shortages and other problems could impair our retail distribution and brand image and make it difficult for us to attract new customers. If we experience significantly increased demand, or if we need to replace an existing supplier or logistics provider, we may be unable to supplement or replace such supply or logistics capacity on terms that are acceptable to us, which may undermine our ability to deliver our products to customers in a timely manner. Further, we do not have long-term contracts with all of these parties, and there can be no assurance that we will be able to renew our contracts with them on favorable terms or at all. Accordingly, a loss or interruption in the service of any key party could adversely impact our revenue, gross margin and operating results.

Our investments in marketing may not yield the results we expect.

In recent years, we have significantly expanded our financial commitment to marketing our products. Such efforts include direct marketing to consumers to promote awareness of our products, and of our brand in general. These efforts may not yield the results we anticipate and may prove more expensive than we currently anticipate, and revenue may not increase sufficiently to offset these higher expenses. Failures in our marketing efforts could adversely impact our business, financial condition and results of operations.

The home audio and consumer electronics industries are highly competitive. Competition presents an ongoing threat to the success of our business.

The markets in which we operate are extremely competitive and rapidly evolving, and we expect that competition will intensify in the future. Our competition includes established, well-known sellers of speakers and home sound systems such as Bang & Olufsen, Bose, Samsung (and its subsidiaries Harman Kardon and JBL), Sony and Sound United (and its subsidiaries Denon and Polk), and developers of voice-enabled speakers and systems such as Amazon, Apple and Google. We could also face competition from new market entrants, some of whom might be current partners of ours. In order to deliver products that appeal to changing and increasingly diverse consumer preferences, and to overcome the fact that a relatively high percentage of consumers may already own or use products that they perceive to be similar to those that we offer, we must develop superior technology, anticipate increasingly diverse consumer tastes and rapidly develop attractive products with competitive selling prices. Even if we are able to efficiently develop and offer innovative products at competitive selling prices, our operating results and financial condition may be adversely impacted if we are unable to effectively anticipate and counter the ongoing price erosion that frequently affects consumer products or if the average selling prices of our products decrease faster than we are able to reduce our manufacturing costs.

Most of our competitors have greater financial, technical and marketing resources available to them than those available to us, and, as a result, they may develop competing products that cause the demand for our products to decline. Our current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties in order to increase the abilities of their products to address the needs of our prospective customers, and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. To remain competitive, we may also need to increase our selling and marketing expenses. We may not have the financial resources, technical expertise or marketing and sales capabilities to continue to compete successfully. A failure to efficiently anticipate and respond to these established and new competitors may adversely impact our business and operating results.

Further, our current and prospective competitors may consolidate with each other or acquire companies that will allow them to develop products that better compete with our products. Such consolidation would intensify the competition that we face and may also disrupt or lead to termination of our distribution, technology and content partnerships. For example, if one of our content partners were to acquire a home audio hardware company, that partner may decide to disable the streaming functionality of its service with our products. If we are unable to compete with these consolidated companies or if consolidation in the market disrupts our partnerships or reduces the number of companies we partner with, our business would be adversely affected.

Conflicts with our distribution and technology partners could harm our business and operating results.

Several of our existing products compete, and products that we may offer in the future could compete, with the product offerings of some of our significant channel and distribution partners, which partners have greater financial resources than we do. Amazon and Apple, for example, already offer products that compete with ours. To the extent products offered by our partners compete with our products, they may choose to promote their own products over ours, or could end our partnerships and cease selling or promoting our products entirely. If our distribution partners, such as Amazon and Apple, continue to compete with us more directly in the future, they would be able to market and promote their products more prominently than they market and promote our products, and could refuse to promote or offer our products for sale alongside their own, or at all, in distribution channels. Any reduction in our ability to place and promote our products, or increased competition for available shelf or website placement, especially during peak retail periods, such as the holiday shopping season, would require us to increase our marketing expenditures and to seek other distribution channels in order to promote our products. If we are unable to effectively sell our products due to conflicts with our distribution partners, our business would be harmed.

We are currently developing voice-enabled speaker systems that are enhanced with the technology of our partners, including those who sell competing products. In October 2017, we introduced the One, a voice-enabled speaker that features voice-control enablement powered by Amazon’s Alexa technology. Our current agreement with Amazon allows Amazon to disable the Alexa integration in our One products with limited notice. As such, it is possible that Amazon, which sells products that compete with ours, may on limited notice disable the integration, which would cause the One to lose its voice-enabled functionality. Amazon could also begin charging us for this integration which would harm our operating results. We are working to establish partnerships with other companies that have developed voice-control enablement technology, but we cannot assure you that we will be successful in doing so. If Amazon does not maintain the Alexa integration, if Amazon seeks to charge us for this integration, if we have not developed alternative partnerships for similar voice-enabled products or if we have not developed such products on our own, our sales may decline, we may encounter an unexpected level of returns on previously sold products, our reputation may be harmed and our business and operating results may suffer.

Many of our current and potential partners have business objectives that may drive them to sell their speaker products at a significant discount to ours. Amazon and Google, for example, both currently offer their speaker products at significantly lower prices than the One. Many of these partners may subsidize these prices and seek to monetize their customers through the sale of additional services rather than the speakers themselves. Our business model, by contrast, is dependent on the sale of our speakers. Should we be forced to lower the price of our products in order to compete on a price basis, our operating results could be harmed.

Competition with our content partners could cause these partners to cease to allow their content to be streamed on our products, which could lower product demand.

Demand for our products depends in large part on the availability of streaming third-party content that appeals to our existing and prospective customers. Compatibility with streaming music services, podcast platforms and other content provided by our content partners is a key feature of our products. To date, all of our arrangements have been entered into on a royalty-free basis. Some of these content partners compete with us already, and others may in the future produce and sell speakers along with their streaming services. Additionally, other content partners may form stronger alliances with our competitors in the home audio market. Any of our content partners may cease to allow their content to be streamed on our products for a variety of reasons, including to promote other partnerships or their products over our own, or seek to charge us for this streaming. If this were to happen, demand for our products could decrease and our operating results could be harmed.

If we are unable to accurately anticipate market demand for our products, we may have difficulty managing our production and inventory and our operating results could be harmed.

We must forecast production and inventory needs in advance with our suppliers and manufacturer, and our ability to do so accurately could be affected by many factors, including an increase or decrease in customer demand for our products or those of our competitors, the success of new products in the market, sales promotions by us or our competitors, channel inventory levels and unanticipated shifts in general economic conditions or consumer confidence levels. Such a rapid increase in production could also cause a decline in manufacturing quality and customer satisfaction. If demand does not meet our forecast, excess product inventory could force us to write-down or write-off inventory, or to sell the excess inventory at discounted prices, which could cause our gross margin to suffer and could impair the strength of our brand. In addition, if we were to have excess inventory, we may have reduced working capital, which could adversely affect our ability to invest in other important areas of our business such as marketing and product development. If our channel partners have excess inventory of our products, they may decrease purchase of our products in subsequent periods. If demand exceeds our forecast and we do not have sufficient inventory to meet this demand, we would have to rapidly increase production and suffer higher supply and manufacturing costs that would lower our gross margin. Any of these scenarios could adversely impact our operating results and financial condition.

We experience seasonal demand for our products, and if our sales in high-demand periods are below our forecasts, our overall financial conditions and operating results could be adversely affected.

Given the seasonal nature of our sales, accurate forecasting is critical to our business. Our fiscal year ends on the Saturday closest to September 30, and the holiday shopping season occurs in the first quarter of our fiscal year and the typically slower summer months occur in our fourth fiscal quarter. Historically, our revenue has been significantly higher in our first fiscal quarter due to increased consumer spending patterns during the holiday season. We attempt to time our new product releases to coincide with relatively higher consumer spending in the first fiscal quarter, which contributes to this seasonal variation. Any shortfalls in expected first quarter revenue, due to macroeconomic conditions, product release patterns, a decline in the effectiveness of our promotional activities, supply chain disruptions or for any other reason, could cause our annual operating results to suffer significantly. In addition, if we fail to accurately forecast customer demand for the holiday season, we may experience excess inventory levels or a shortage of products available for sale, which could further harm our financial condition and operating results.

If market demand for streaming music does not grow as anticipated or the availability and quality of streaming services does not continue to increase, our business could be adversely affected.

A large proportion of our customer base uses our products to listen to content via subscription-based streaming music services. Accordingly, we believe our future revenue growth will depend in significant part on the continued expansion of the market for streaming music. We cannot assure you that this market will continue to grow. The success of the streaming music market depends on the quality, reliability and adoption of streaming technology, and on the continued success of streaming music services such as Apple Music, Pandora, Spotify and TuneIn. In order to attract and retain customers, these services must continue to attract record labels, artists, other content providers and advertisers and all parties must be able to successfully monetize their streaming-based businesses over the long term. If the development of the streaming music market fails to keep pace with consumer demand expectations, the market for streaming music could decline and our business may be harmed. Additionally, we cannot assure you that the streaming music business model or the streaming music services we partner with will be successful over the long term. If the streaming music market in general declines or if the streaming services we partner with are not successful, demand for our products may suffer and our operating results may be adversely affected.

If we are not successful in expanding our direct-to-consumer sales channel by driving consumer traffic and consumer purchases through our website, our business and results of operations could be harmed.

We are currently investing in our direct-to-consumer sales channel, primarily through our website, and our future growth relies in part on our ability to attract consumers to this channel. While sales on our website sonos.com represented less than 10% of our revenue in fiscal 2017, we plan to invest in driving sales through this channel. The level of consumer traffic and volume of consumer purchases through our website depends in large part on our ability to provide a user-friendly and visually appealing interface, a seamless consumer experience, sufficient inventory and reliable, timely delivery of our products. Building this channel and improving our website and product delivery services will continue to require significant expenditures in marketing, software development and infrastructure. If we are unable to drive traffic to, and increase sales through, our website, our business and results of operations could be harmed. The success of direct-to-consumer sales through our website is subject to risks associated with e-commerce, including implementing and maintaining appropriate technology and systems, reliance on third-party service providers, data breaches and disruption of internet service. Our inability to adequately respond to these risks and uncertainties or to successfully maintain and expand our direct-to-consumer business via our website may have an adverse impact on our results of operations.

Additionally, the expansion of our direct-to-consumer channel may alienate some of our channel partners and could cause a reduction in product sales from these partners. Channel partners may perceive themselves to be at a disadvantage based on the direct-to-consumer sales offered through our website. Due to these and other factors, conflicts in our sales channels could arise and cause channel partners to divert resources away from the promotion and sale of our products or to offer competitive products. Further, to the extent we use our mobile app to increase traffic to our website and increase direct-to-consumer sales, we will rely on application marketplaces such as the Apple App Store and Google Play to drive downloads of our mobile app. Apple and Google, both of which sell products that compete with ours, may choose to use their marketplaces to promote their competing products over ours or may make access to our app more difficult. Any of these situations could adversely impact our business and results of operations.

We sell our products through a limited number of key channel partners, and the loss of any such channel partner would adversely impact our business.

We are dependent on our channel partners for a vast majority of our product sales. Some of our key channel partners include Best Buy, which accounted for 16% of our revenue in fiscal 2017, and the ALSO Group, our distributor in Germany, Sweden, Denmark and Norway, which accounted for 12% of our revenue in fiscal 2017. We do not enter into long-term volume commitments with our major channel partners. If one or several of our channel partners were to discontinue selling our products, increase their promotion of competing products or choose to promote competing products over ours, the volume of our products sold to customers could decrease which could in turn harm our business. In addition, the loss of a key channel partner for distribution would require us to identify and contract with alternative channel partners, or to rely more heavily on direct-to-consumer sales, which we may be unable to do successfully or which could prove time-consuming and expensive. In addition, revenue from our channel partners depends on a number of factors outside our control and may vary from period to period. If one or more of our channel partners were to experience serious financial difficulty, as a result of weak economic conditions or otherwise, and were to reduce its inventory of our products or limit or cease operations, our business and results of operations would be significantly harmed. Consolidation of our channel partners in the future or additional concentration of market share among our channel partners may also exacerbate this risk.

Because we compete with many other providers of consumer products for placement and promotion of products in the stores of our channel partners, our success depends on our channel partners and their willingness to promote our products successfully. In general, our contracts with these third parties allow them to exercise significant discretion over the placement and promotion of our products in their stores, and they could give higher priority to other products. Our channel partners may also give their own products or those of our competitors better placement over our products in stores or online. If our channel partners do not effectively market and sell our products, or if they choose to use greater efforts to market and sell their own or our competitors’ products, our business, operating results and prospects may be adversely affected.

A significant disruption in our websites, servers or information technology systems, or those of our third-party partners, could impair our customers’ listening experience, damage our reputation and harm our business.

As a consumer electronics company, our website and mobile app are important presentations of our business, identity and brand, and an important means of interacting with, and providing information to, consumers of our products. We depend on our servers and centralized information technology systems, and those of third parties, for product functionality and to store intellectual property, forecast our business, maintain financial records, manage operations and inventory and operate other critical functions. Accordingly, we rely heavily on the accuracy, capacity and security of both our information technology systems and those of third parties. We allocate significant resources to maintaining our information technology systems and deploying network security, data encryption, training and other measures to protect against unauthorized access or misuse. Nevertheless, our websites and information technology systems, and those of the third parties we rely on, are susceptible to damage, disruptions or shutdowns due to power outages, hardware failures, structural or operational failures, computer viruses, hacking attacks, telecommunication failures, user error, malfeasance, system upgrades, integration or migration, and other foreseeable and unforeseeable events. All of our products are connected to the internet and receive periodic software updates from our servers and it is possible that such servers could be compromised, resulting in the delivery of malicious code, severely hampering product functionality. System failures and disruptions could impede the manufacturing and shipping of products, delivery of online services, functionality of our products, transactions processing and financial reporting, and could result in the loss of intellectual property or data, require substantial repair costs and damage our reputation and business relationships. Such failures and disruptions could therefore adversely affect our reputation, competitive position, financial condition and results of operations.

For example, we use Amazon Web Services, or AWS, to maintain the interconnectivity of our mobile app to our servers and those of the streaming services that our customers access to enjoy our products. Our brand, reputation and ability to retain and attract new customers depend on the reliable performance of our technology and cloud-based content delivery. Because AWS runs its own platform that we access, we are vulnerable to both system-wide and Sonos-specific service outages at AWS. Our access to AWS’ infrastructure could be limited by a number of potential causes, including technical failures, natural disasters, fraud or security attacks that we cannot predict or prevent. If we were to experience an AWS service interruption, or if the security of the AWS infrastructure is compromised or believed to have been compromised, our ability to serve our customers and our reputation with current and potential customers would be negatively impacted.

Changes in how network operators manage data that travel across their networks or in net neutrality rules could harm our business.

Our business relies in part upon the ability of consumers to access high-quality streaming content through the internet. As a result, the growth of our business depends partially on our customers’ ability to obtain low-cost, high-speed internet access, which relies in part on network operators’ continued willingness to upgrade and maintain their equipment as needed to sustain a robust internet infrastructure, as well as their continued willingness to preserve the open and interconnected nature of the internet. We exercise no control over network operators, which makes us vulnerable to any errors, interruptions or delays in their operations. Any material disruption in internet services could harm our business.

To the extent that the number of internet users continues to increase, network congestion could adversely affect the reliability of our platform. We may also face increased costs of doing business if network operators engage in discriminatory practices with respect to streamed audio content in an effort to monetize access to their networks by content providers. In the past, internet service providers, or ISPs, have attempted to implement usage-based pricing, bandwidth caps and traffic shaping or throttling. To the extent network operators create tiers of internet access service and charge our customers in direct relation to their consumption of audio content, our ability to attract and retain customers could be impaired, which would harm our business.

On December 14, 2017, the Federal Communications Commission announced that it was repealing the net neutrality rules adopted in 2015. Net neutrality rules were designed to ensure that all online content is treated the same by ISPs and other companies that provide broadband services. The repeal of the net neutrality rules could force us to incur greater operating expenses, cause our streaming partners to seek to shift costs to us or result in a decrease in the streaming-based usage of our platform by our customers, any of which would harm our results of operations.

Our investments in research and development may not yield the results expected.

Our business operates in intensely competitive markets characterized by changing consumer preferences and rapid technological innovation. Due to advanced technological innovation and the relative ease of technology imitation, new products tend to become standardized more rapidly, leading to more intense competition and ongoing price erosion. In order to strengthen the competitiveness of our products in this environment, we continue to invest heavily in research and development. However, these investments may not yield the innovation or the results expected on a timely basis, or our competitors may surpass us in technological innovation, hindering our ability to timely commercialize new and competitive products that meet the needs and demands of the market, which consequently may adversely impact our operating results as well as our reputation.

If we are not able to maintain and enhance the value and reputation of our brand, or if our reputation is otherwise harmed, our business and operating results could be adversely affected.

Our continued success depends on our reputation for providing high-quality products and consumer experiences, and the “Sonos” name is critical to preserving and expanding our business. Maintaining, promoting and positioning our brand depends largely on the success of our marketing efforts, the consistency of the quality of our products and our ability to successfully secure, maintain and defend the trademarks that are key to our brand. Each of these objectives requires significant expenditures, and there is no guarantee that we will be able to achieve these objectives successfully. If we fail to successfully maintain, promote and position our brand and protect our reputation, or if we incur significant expenses in this effort, our business, financial condition and operating results may be adversely affected. The value of our brand could also be severely damaged by isolated incidents, particularly if these incidents receive considerable negative publicity or result in litigation, and by events outside of our control. Additionally, in the United States, we rely on custom installers of home audio systems for a significant portion of our sales but maintain no control over the quality of their work and thus could suffer damage to our brand or business to the extent such installations are unsatisfactory or defective. The market demand for our products, the value of our brand and our reputation generally could be harmed if any such incidents or other matters erode consumer confidence in us or our products. Any negative effect on our brand, regardless of whether it is within our control, could adversely affect our reputation, business and results of operations.

Our efforts to expand beyond our core product offerings and into adjacent markets in the consumer electronics industry may not succeed and could adversely impact our business.

We may seek to expand beyond our core home sound systems and develop products that have wider applications in everyday life, such as commercial or office. Expanding into new markets would require us to devote substantial additional resources, and our ability to succeed in developing such products to address such markets is unproven. It is likely that we would need to hire additional personnel, partner with new third parties and incur considerable research and development expenses in order to pursue such an expansion successfully. We have less familiarity with consumer preferences in such markets and less product or category knowledge, and we could encounter difficulties in attracting new customers due to lower levels of consumer familiarity with our brand. As a result, we may not be successful in future efforts to achieve profitability from new markets or new types of products, and our ability to generate revenue from our existing products may suffer. If any such expansion does not enhance our ability to maintain or grow our revenue or recover any associated development costs, our operating results could be adversely affected.

We may choose to discontinue support for older versions of our products, resulting in customer dissatisfaction that could negatively affect our business and operating results.

We have historically maintained, and we believe our customers have grown to expect, extensive backward compatibility for our older products and the software that supports them, allowing older products to continue to benefit from new software updates. We expect that in the near to intermediate term, this backward compatibility will no longer be practical or cost-effective, and we may decrease or discontinue service for our older products. Therefore, if we no longer provide extensive backward capability for our products, we may damage our relationship with our customers, and the value proposition of our products with existing and prospective customers may decline. We may lose existing customers if their older products cannot integrate with newer versions of our software, and this may also result in negative publicity that could adversely affect our reputation and brand loyalty and impact our ability to attract new customers or sell new products to existing customers. For these reasons, any decision to decrease or discontinue backward capability may decrease sales and adversely affect our business, operating results and financial condition.

Product quality issues and a higher-than-expected number of warranty claims or returns could harm our business and operating results.

The products that we sell could contain defects in design or manufacture. Defects could also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and remedy all defects in the hardware and software we sell, which could result in product recalls, product redesign efforts, loss of revenue, reputational damage and significant warranty and other remediation expenses. Similar to other consumer electronics, our products have a risk of overheating and fire in the course of usage or upon malfunction. Any such defect could result in harm to property or in personal injury. If we determine that a product does not meet product quality standards or may contain a defect, the launch of such product could be delayed until we remedy the quality issue or defect. The costs associated with any protracted delay necessary to remedy a quality issue or defect in a new product could be substantial.

We generally provide a one-year warranty on all of our products, except in the European Union, or the EU, and select other countries where we provide a two-year warranty on all of our products. The occurrence of any material defects in our products could expose us to liability for damages and warranty claims in excess of our current reserves, and we could incur significant costs to correct any defects, warranty claims or other problems. In addition, if any of our product designs are defective or are alleged to be defective, we may be required to participate in a recall campaign. In part due to the terms of our warranty policy, any failure rate of our products that exceeds our expectations may result in unanticipated losses. Any negative publicity related to the perceived quality of our products could affect our brand image and decrease retailer, distributor and consumer confidence and demand, which could adversely affect our operating results and financial condition. Further, accidental damage coverage and extended warranties are regulated in the United States at the state level and are treated differently within each state. Additionally, outside the United States, regulations for extended warranties and accidental damage vary from country to country. Changes in interpretation of the regulations concerning extended warranties and accidental damage coverage on a federal, state, local or international level may cause us to incur costs or have additional regulatory requirements to meet in the future in order to continue to offer our support services. Our failure to comply with past, present and future similar laws could result in reduced sales of our products, reputational damage, penalties and other sanctions, which could harm our business and financial condition.

The loss of one or more of our key personnel, or our failure to attract, assimilate and retain other highly qualified personnel in the future, could harm our business.

We depend on the continued services and performance of our key personnel. The loss of key personnel, including key members of management as well as our product development, marketing, sales and technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business. In addition, the loss of key personnel in our finance and accounting departments could harm our internal controls, financial reporting capability and capacity to forecast and plan for future growth.

As we become a more mature company, we may find our recruiting efforts more challenging. In particular, we have experienced difficulties in recruiting qualified software engineers. The equity incentives we currently use to attract, retain and motivate employees may not be as effective as in the past. In particular, we rely heavily on stock options to attract and retain employees, and if the value of the underlying common stock does not grow commensurate with expectations, we may not be able to effectively recruit new employees and we may risk losing existing employees. If we do not succeed in attracting, hiring and integrating high-quality personnel, or in retaining and motivating existing personnel, we may be unable to grow effectively and our financial condition may be harmed.

We may be subject to intellectual property rights claims and other litigation which are expensive to support, and if resolved adversely, could have a significant impact on us and our stockholders.

Companies in the consumer electronics industries own large numbers of patents, copyrights, trademarks, domain names and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. As we gain an increasingly high profile and face more intense competition in our markets, the possibility of intellectual property rights claims against us grows, including the threat of lawsuits from non-practicing entities seeking to undermine our intellectual property rights. Our technologies may not be able to withstand any third-party claims or rights against their use, and we may be subject to litigation and disputes. The costs of supporting such litigation and disputes is considerable, and there can be no assurance that a favorable outcome would be obtained. We may be required to settle such litigations and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we may be party fails to settle and we go to trial, we may be subject to an unfavorable judgment that may not be reversible upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations, limit our ability to use certain technologies, pay substantial amounts to the other party or issue additional shares of our capital stock to the other party, which would dilute our existing stockholders.

With respect to intellectual property rights claims, we may have to negotiate a license in order to continue practices found to be in violation of a third party’s rights. Any such license may not be available on reasonable terms and may significantly increase our operating expenses, or may not be available to us at all. As a result, we may also be required to develop alternative, non-infringing technology or practices or to discontinue the practices altogether. The development of alternative non-infringing technology or practices could require significant effort and expense and ultimately may not be successful, and our business and results of operations could be materially and adversely affected.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as patent, trademark, copyright and trade secret protection laws, to protect our proprietary rights. In the United States and certain other countries, we have filed various applications for certain aspects of our intellectual property, most notably patents. However, third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge our proprietary rights, pending and future patent and trademark applications may not be approved and we may not be able to prevent infringement without incurring substantial expense. Such infringement could have a material adverse effect on our brand, business, financial condition and results of operations. We have initiated legal proceedings to protect our intellectual property rights, and we may file additional actions in the future. For example, we are involved in litigation with D&M Holdings Inc. d/b/a The D+M Group, D&M Holdings U.S. Inc. and Denon Electronics (USA), LLC, or, collectively, Denon. In December 2017, we obtained a successful jury verdict that Denon has infringed and is infringing certain of our patents. We are continuing to litigate over the remaining patents-in-suit, as well as a countersuit that Denon has brought against us. The cost of defending our intellectual property has been and may be substantial, and there is no assurance we will be successful. Additionally, our business could be adversely affected as a result of any such actions, or a finding that any patents-in-suit are invalid or unenforceable. These actions have led and may also lead to additional counterclaims against us, which are expensive to defend against and for which there can be no assurance of a favorable outcome.

The regulations of certain foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. As our brand grows, we will likely discover unauthorized products in the marketplace that are counterfeit reproductions of our products. Although we may expend efforts to pursue counterfeiters, it is not practical to pursue all counterfeiters. If we are unsuccessful in pursuing producers or sellers of counterfeit products, continued sales of these products could adversely impact our brand, business, financial condition and results of operations.

Our use of open source software could negatively affect our ability to sell our products and could subject us to possible litigation.

We incorporate open source software into our products, and we may continue to incorporate open source software into our products in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification of our licensed software. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against those allegations and could be subject to significant damages, enjoined from offering or selling our products that contained the open source software and required to comply with the foregoing conditions. Any of the foregoing could disrupt and harm our business and financial condition.

We collect, store, process and use our customers’ personally identifiable information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, information security and data protection. Any cybersecurity breaches or our actual or perceived failure to comply with such legal obligations could harm our business.

We collect, store, process and use our customers’ personally identifiable information and other data, and we rely on third parties that are not directly under our control to do so as well. If we or our third-party service providers were to experience a breach, disruption or failure of systems compromising our customers’ data, our brand and reputation could be adversely affected, use of our products could decrease and we could be exposed to a risk of loss, litigation and regulatory proceedings. Depending on the nature of the information compromised in a data breach, disruption or other unauthorized access to our customers’ data, we may also have obligations to notify customers about the incident and we may need to provide some form of remedy for the individuals affected. Such breach notification laws continue to develop and may be inconsistent across jurisdictions. Complying with these obligations could cause us to incur substantial costs and negative publicity. While we maintain insurance coverage that is designed to address certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise in the event we experience a security breach.

Data protection laws may be interpreted and applied inconsistently from country to country, and often impose requirements that are inconsistent with one another. In addition, because various jurisdictions have different laws and regulations concerning the use, storage and transmission of such information, we may face complex and varied compliance requirements in existing markets as well as in new international markets that we seek to enter. Such laws and regulations, and the variation between jurisdictions, could subject us to elevated costs of security measures, liabilities or negative publicity that could adversely affect our business.

Regulatory scrutiny of privacy, data protection, use of data and data collection is intensifying globally, and the personal information and other data we collect, store, process and use is increasingly subject to legislation and regulations in numerous jurisdictions around the world, especially in Europe. These laws often develop in ways we cannot predict and may materially increase our cost of doing business, particularly as we expand the nature and types of products we offer. For example, the European Parliament has adopted the General Data Protection Regulation, or the GDPR, that will come into effect in May 2018 and supersede current EU data protection legislation, impose more stringent EU data protection requirements and provide for greater penalties for noncompliance. Further, following the decision by referendum in June 2016 to withdraw the United Kingdom from the EU, the United Kingdom has initiated the formal process to leave the EU, creating uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, it is unclear whether the United Kingdom will enact data protection laws or regulations designed to be consistent with the pending GDPR and how data transfers to and from the United Kingdom will be regulated. Additionally, although we are making use of the EU Standard Contractual Clauses with regard to the transfer of certain personal data to countries outside the European Economic Area, or the EEA, some regulatory uncertainty remains surrounding the future of data transfers from the EEA to the United States. Although we are closely monitoring regulatory developments in this area, any actual or perceived failure by us to comply with any regulatory requirements or orders or other domestic or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against us by governmental entities or others (e.g. class action litigation), subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and adversely affect our business.

In addition, we may be or become subject to data localization laws mandating that data collected in a foreign country be processed and stored only within that country. Russia adopted such a law in 2014, and it is expected that China will do so as well. If China or another country in which we have customers were to adopt a data localization law, we could be required to expand our data storage facilities there or build new ones in order to comply. The expenditure this would require, as well as costs of compliance generally, could harm our financial condition.

Our international operations are subject to increased business and economic risks that could impact our financial results.

We have operations outside the United States, and we expect to continue to expand our international presence, especially in Asia. In fiscal 2017, 50% of our revenue was generated outside the United States and Canada. This subjects us to a variety of risks inherent in doing business internationally, including:

•	fluctuations in currency exchange rates;

•	political, social and/or economic instability;

•	risks related to governmental regulations in foreign jurisdictions and unexpected changes in regulatory requirements and enforcement;

•	higher levels of credit risk and payment fraud;

•	burdens of complying with a variety of foreign laws;

•	the cost of developing connected products for countries where Wi-Fi technology has been passed over in favor of more advanced cellular data networks;

•	tariffs, trade barriers and duties;

•	reduced protection for intellectual property rights in some countries;

•	difficulties in staffing and managing global operations and the increased travel, infrastructure and legal compliance costs associated due to having multiple international locations;

•	compliance with statutory equity requirements;

•	management of tax consequences;

•	protectionist laws and business practices that favor local businesses in some countries;

•	imposition of currency exchange controls;

•	greater fluctuations in sales to customers in developing countries, including longer payment cycles and greater difficulty collecting accounts receivable; and

•	delays from customs brokers or government agencies.

If we are unable to manage the complexity of our global operations successfully, or if the risks above become substantial for us, our financial performance and operating results could suffer. These factors may harm our results of operations. Also, any measures that we may implement to reduce risks of our international operations may not be effective, may increase our expenses and may require significant management time and effort. Entry into new international markets requires considerable management time and financial resources related to market, personnel and facilities development before any significant revenue is generated. As a result, initial operations in a new market may operate at low margins or may be unprofitable.

In particular, we have significant operations in China, where many of the risks listed above are particularly acute. Our business, financial condition and results of operations may be materially adversely affected by economic, political, legal, regulatory, competitive and other factors in China. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement and control over economic growth. In addition, our operations in China are governed by Chinese laws, rules and regulations, some of which are relatively new. The Chinese legal system continues to rapidly evolve, which may result in uncertainties with respect to the interpretation and enforcement of Chinese laws, rules and regulations that could have a material adverse effect on our business. China also experiences high turnover of direct labor due to the intensely competitive and fluid market for labor, and the retention of adequate labor may be a challenge for our operations in China. If our labor turnover rates are higher than we expect, or we otherwise fail to adequately manage our labor needs, then our business and results of operations could be adversely affected.

If significant tariffs or other restrictions are placed on Chinese imports or any related counter-measures are taken by China, our revenue and results of operations may be materially harmed.

The Trump Administration has signaled that it may alter trade agreements and terms between China and the United States, including limiting trade with China and/or imposing a tariff on imports from China. If any such restrictions or tariffs are imposed on products that we import to our customers, we may be required to raise our prices, which may result in the loss of customers and harm to our reputation and operating performance.

We are susceptible to fluctuations in foreign currency exchange rates, which could result in declines in our reported revenue and operating results.

Our exposure to the effects of fluctuations in foreign currency exchange rates has grown with the continued expansion of our overseas operations, and primarily relates to non-U.S. dollar denominated sales and operating expenses worldwide. Unfavorable movement in currency exchange rates will adversely affect our results of operations and financial condition. While a significant percentage of our revenue is denominated in foreign currencies, the majority of our costs are denominated in U.S. dollars. This means that a strengthening of the U.S. dollar would adversely impact our reported financial results. The strengthening of foreign currencies may also increase our cost of product components denominated in those currencies, thus adversely affecting gross margin. Fluctuations in currency exchange rates may also make it more difficult to detect underlying trends in our business and results of operations. We may in the future engage in some hedging activities, such as the use of foreign currency forward and option contracts, to limit the risk of fluctuations in currency exchange rates. However, the use of such hedging activities may not offset any, or more than a portion, of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments. In addition, a strengthening of the U.S. dollar may increase the cost of our products to our customers outside of the United States, which may also adversely affect our financial condition and results of operations.

Natural disasters, geopolitical unrest, war, terrorism, public health issues or other catastrophic events could disrupt the supply, delivery or demand of products, which could negatively affect our operations and performance.

We are subject to the risk of disruption by earthquakes, floods and other natural disasters, fire, power shortages, geopolitical unrest, war, terrorist attacks and other hostile acts, public health issues, epidemics or pandemics and other events beyond our control and the control of the third parties on which we depend. Any of these catastrophic events, whether in the United States or abroad, may have a strong negative impact on the global economy, us, our contract manufacturer or our suppliers or customers, and could decrease demand for our products, create delays and inefficiencies in our supply chain and make it difficult or impossible for us to deliver products to our customers. Further, our headquarters are located in Santa Barbara, California, in a seismically active region that is also prone to forest fires. Any catastrophic event that occurred near our headquarters, or near our manufacturing facilities in China, could impose significant damage to our ability to conduct our business and could require substantial recovery time, which could have an adverse effect on our business, operating results and financial condition.

We must comply with extensive regulatory requirements, and the cost of such compliance, and any failure to comply, may adversely affect our business, financial condition and results of operations.

In our current business and as we expand into new markets and product categories, we must comply with a wide variety of laws, regulations, standards and other requirements governing, among other things, electrical safety, wireless emissions, health and safety, e-commerce, consumer protection, export and import requirements, hazardous materials usage, product-related energy consumption, packaging, recycling and environmental matters. Compliance with these laws, regulations, standards and other requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Our products may require regulatory approvals or satisfaction of other regulatory concerns in the various jurisdictions in which they are manufactured, sold or both. These requirements create procurement and design challenges that require us to incur additional costs identifying suppliers and manufacturers who can obtain and produce compliant materials, parts and products. Failure to comply with such requirements can subject us to liability, additional costs and reputational harm and, in extreme cases, force us to recall products or prevent us from selling our products in certain jurisdictions. If there is a new regulation, or change to an existing regulation, that significantly increases our costs of manufacturing or causes us to significantly alter the way that we manufacture our products, this would have a material adverse effect on our business, financial condition and results of operations. Additionally, while we have implemented policies and procedures designed to ensure compliance with applicable laws and regulations, there can be no assurance that our employees, contractors and agents will not violate such laws and regulations or our policies and procedures.

We are subject to the Foreign Corrupt Practices Act, or the FCPA, and our failure to comply with the laws and regulations there under could result in penalties which could harm our reputation, business and financial condition.

Due to our international operations, we are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. The FCPA also requires companies to maintain adequate recordkeeping and internal accounting practices to accurately reflect our transactions. Under the FCPA, U.S. companies may be held liable for actions taken by their strategic or local partners or representatives. The FCPA and similar laws in other countries can impose civil and criminal penalties for violations. If we do not properly implement practices and controls with respect to compliance with the FCPA and similar laws, or if we fail to enforce those practices and controls properly, we may be subject to regulatory sanctions, including administrative costs related to governmental and internal investigations, civil and criminal penalties, injunctions and restrictions on our business activities, all of which could harm our reputation, business and financial condition.

Our corporate tax rate may increase, we may incur additional income tax liabilities and we may incur costs in complying with changing tax laws in the United States and abroad, which could adversely impact our cash flow, financial condition and results of operations.

We are a U.S.-based company subject to taxes in multiple U.S. and foreign tax jurisdictions. Unanticipated changes in our tax rates could affect our future results of operations. Our future effective tax rates, which are difficult to predict, could be adversely affected by changes in tax rules and regulations in the jurisdictions in which we do business. Both houses of Congress have recently passed legislation implementing a wide variety of changes to the U.S. tax system, particularly at the corporate level, and President Trump has indicated he will sign the unified bill into law. As a result of this, and other changes being considered in the EU, there is significant uncertainty regarding the future of the tax treatment of our U.S. and foreign earnings as well as the treatment of cash and cash equivalent balances we currently maintain outside of the United States. As we expand our operations, any changes in the U.S. or foreign taxation of such operations may increase our worldwide effective tax rate. Additionally, some of our operations are taxed in countries with tax rates that are substantially lower than U.S. tax rates, though this may change upon final passage of the tax bill discussed above. If our income in these countries were to no longer qualify for these lower tax rates, the applicable tax laws were rescinded or changed or the mix of our earnings shifted from lower-rate jurisdictions to higher-rate jurisdictions, our operating results could be harmed.

We are also subject to examination by the Internal Revenue Service, or the IRS, and other tax authorities, including state revenue agencies and foreign governments. If any tax authority disagrees with any position we have taken, our tax liabilities and operating results may be adversely affected. While we regularly assess the likelihood of favorable or unfavorable outcomes resulting from examinations by the IRS and other tax authorities to determine the adequacy of our provision for income taxes, there can be no assurance that the actual outcome resulting from these examinations will not materially adversely affect our financial condition and results of operations. In addition, the distribution of our products subjects us to numerous complex and often-changing customs regulations. Failure to comply with these systems and regulations could result in the assessment of additional taxes, duties, interest and penalties. While we believe we are in compliance with local laws, there is no assurance that tax and customs authorities agree with our reporting positions and upon audit may assess us additional taxes, duties, interest and penalties. If this occurs and we cannot successfully defend our position, our profitability will be reduced.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of September 30, 2017, we had gross U.S. federal net operating loss carryforwards of $141.8 million, which expire beginning in 2026, and gross state net operating loss carryforwards of $75.3 million, which expire beginning in 2020, as well as $4.1 million in foreign net operating loss carryforwards, which have an indefinite life. Also as of September 30, 2017, we had U.S. federal and state research and development tax credit carryforwards of $18.8 million and $15.7 million. The federal research credits will begin to expire in the year 2025, and the state research credits will begin to expire in 2024. It is possible that we will not generate taxable income in time to use our net operating loss carryforwards before their expiration or at all. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We last completed a study in 2015 to determine whether an ownership change had occurred under section 382 or 383 of the Code, and we determined at that time that an ownership change may have occurred in 2012. Our ability to use net operating loss carry forwards and other tax attributes to reduce future taxable income and liabilities may be subject to limitations based on the ownership change of 2012, possible changes since that time or as a result of this offering. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards or other pre-change tax attributes to offset United States federal and state taxable income may still be subject to limitations, which could potentially result in increased future tax liability to us.

We may need additional capital, and we cannot be certain that additional financing will be available.

Our operations have been financed primarily through cash flow from operating activities, borrowings under our credit facilities and net proceeds from the sale of our equity securities. We may require additional equity or debt financing to fund our operations and capital expenditures. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms if and when required, or at all.

We may acquire other businesses or receive offers to be acquired, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we may make investments in complementary businesses, products, services or technologies. We have not made any material acquisitions to date and, as a result, our ability as an organization to successfully acquire and integrate other companies, products, services or technologies is unproven. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by customers or investors. In addition, if we fail to integrate successfully such acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected. Any integration process will require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. Additionally, we may receive indications of interest from other parties interested in acquiring some or all of our business. The time required to evaluate such indications of interest could require significant attention from management, disrupt the ordinary functioning of our business and adversely affect our operating results.

We will need to improve our financial and operational systems in order to manage our growth effectively and support our increasingly complex business arrangements, and an inability to do so could harm our business and results of operations.

To manage our growth and our increasingly complex business operations, especially as we move into new markets internationally, we will need to upgrade our operational and financial systems and procedures, improve the coordination between our various corporate functions and expand, train and manage our workforce adequately. Our efforts to manage the expansion of our operations may place a significant strain on our management personnel, systems and resources, particularly given the limited amount of financial resources and skilled employees that may be available at the time. When implementing new or changing existing processes, we may encounter transitional issues and incur substantial additional expenses. We cannot be certain that we will institute, in a timely manner or at all, the improvements to our managerial, operational and financial systems and procedures necessary to support our anticipated increased levels of operations. Delays or problems associated with any improvement or expansion of our operational and financial systems could adversely affect our relationships with our suppliers, manufacturers, resellers and customers, harm to our reputation and result in errors in our financial and other reporting, any of which could harm our business and operating results. We may not be able to manage our growth effectively, and as a result may not be able to take advantage of market opportunities, execute on expansion strategies or meet the demands of our customers. In particular, we anticipate that our legacy enterprise resource management system will need to be replaced in the near to intermediate term in order to accommodate our expanding operations. Such transitions can prove difficult and time consuming which can adversely impact our business and ability to timely prepare our external financial reports.

We have identified material weaknesses in our internal control over financial reporting and, if our remediation of these material weaknesses is not effective, or if we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence and the price of our common stock.

As a public company, we will be required to maintain internal control over financial reporting and to evaluate and determine the effectiveness of our internal control over financial reporting. Beginning with our second annual report on Form 10-K following this offering, we will be required to provide a management report on internal control over financial reporting, as well as an attestation of our independent registered public accounting firm, assuming we are no longer an emerging growth company.

During 2017, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We identified a material weakness related to an insufficient complement of experienced personnel with the requisite technical knowledge of financial statement disclosures and accounting for non-routine, unusual or complex events and transactions. This material weakness in our control environment contributed to an additional material weakness in that we did not maintain effective internal controls to address the accounting of non-routine, unusual or complex events and transactions and the related financial statement presentation of such transactions.

We are taking steps to address these control issues, including the following:

•	hiring of experienced additional accounting and financial reporting personnel; and

•	creation of additional controls including those designed to strengthen our review processes around financial statement disclosures and accounting for non-routine, unusual or complex transactions

While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles.

We cannot assure you that the measures we have taken to date, and that we are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis.

The process of designing and implementing internal control over financial reporting required to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will be time consuming and costly. If during the evaluation and testing process, we identify additional material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or the FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

We are an emerging growth company under the JOBS Act and we are permitted to rely on exemptions from certain disclosure requirements. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, which could be as long as five years following the completion of our initial public offering, we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, reduced PCAOB reporting requirements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Risks Related to Ownership of Our Common Stock

Because there has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations among the underwriters, us and the selling stockholders, and may vary from the market price of our common stock following this offering. The market prices of the securities of newly public companies have historically been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors in addition to the ones described in the preceding Risk Factors, many of which are beyond our control, including:

•	overall performance of the equity markets and the economy as a whole;

•	changes in the financial projections we may provide to the public or our failure to meet these projections;

•	actual or anticipated changes in our growth rate relative to that of our competitors;

•	announcements of new products, or of acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments, by us or by our competitors;

•	additions or departures of key personnel;

•	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	rumors and market speculation involving us or other companies in our industry;

•	the expiration of contractual lock-up or market standoff agreements; and

•	sales of shares of our common stock by us or our stockholders.

In addition, the stock market with respect to newly public companies, particularly companies in the technology industry, have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of stock prices of these companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

We will have broad discretion over the use of proceeds from this offering, and we may invest or spend the proceeds in ways with which investors do not agree and in ways that may not yield a return.

We will have broad discretion over the use of proceeds from this offering. Investors may not agree with our decisions, and our use of the proceeds may not yield a return on investment. Our failure to apply the net proceeds of this offering effectively could impair our ability to pursue our growth strategy or could require us to raise additional capital.

Our business and financial performance may differ from any projections that we disclose or any information that may be attributed to us by third parties.

From time to time, we may provide guidance via public disclosures regarding our projected business or financial performance. However, any such projections involve risks, assumptions and uncertainties and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, those identified in these Risk Factors, some or all of which are not predictable or within our control. Other unknown or unpredictable factors also could adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events or otherwise. In addition, various news sources, bloggers and other publishers often make statements regarding our historical or projected business or financial performance, and you should not rely on any such information even if it is attributed directly or indirectly to us.

Our stock price and trading volume could decline if securities or industry analysts do not publish about our business, or if they publish unfavorable research.

Equity research analysts do not currently provide coverage of our common stock, and we cannot assure that any equity research analysts will adequately provide research coverage of our common stock after the completion of this offering. A lack of adequate research coverage may harm the liquidity and market price of our common stock. To the extent equity research analysts do provide research coverage of our common stock, we will not have any control over the content and opinions included in their reports. The price of our common stock could decline if one or more equity research analysts downgrade our stock or publish other unfavorable commentary or research. If one or more equity research analysts cease coverage of our company, or fail to regularly publish reports on us, the demand for our common stock could decrease, which in turn could cause our stock price or trading volume to decline.

A total of             , or         %, of the outstanding shares of our common stock after this offering will be restricted from immediate resale but may be sold in the near future. Sales of substantial amounts of our common stock in the public markets, including when the “lock-up” or “market standoff” period ends, or the perception that they might occur, could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, particularly sales by our directors, executive officers and principal stockholders, or the perception that these sales might occur, could cause the market price of our common stock to decline. Based on shares of our common stock outstanding as of                 , 2018, we will have                 shares of our common stock outstanding after this offering.

In connection with our initial public offering, our directors, executive officers and the holders of substantially all of our common stock and securities convertible into or exercisable for our common stock have entered into lock-up agreements or market standoff provisions in agreements with us that, for a period of at least 180 days following the date of this prospectus and subject to certain exceptions, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock and of any securities convertible into or exercisable for our common stock, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC or us, as the case may be. Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC may, in their discretion, permit our security holders to sell shares prior to the expiration of the restrictive provisions contained in the lock-up agreements. Shares held by directors, executive officers, and other affiliates will also be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.

As a result of these agreements, subject to the provisions of Rule 144, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares sold in this offering will be immediately available for sale in the public market;

•	beginning 181 days after the date of this prospectus, an additional shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter subject, in some cases, to the volume and other restrictions of Rule 144, as described below.

In addition, a total of                 shares may become available for sale in the public market upon the exercise of currently outstanding stock options that would otherwise expire pursuant to their terms prior to 181 days after the date of this prospectus, including shares held by one of our executive officers. The sale of shares issuable upon exercise of these expiring options have been exempted from the restrictions set forth in the lock-up agreements with the underwriters. See “Shares Eligible for Future Sale” for additional information.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock, and we do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. In addition, the terms of our credit facilities contain restrictions on our ability to declare and pay cash dividends on our capital stock.

Additional stock issuances could result in significant dilution to our stockholders.

Additional issuances of our capital stock will result in dilution to our existing stockholders. Also, to the extent outstanding options to purchase our capital stock are exercised, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuance or exercise.

Certain provisions in our corporate charter documents and under Delaware law may prevent or hinder attempts by our stockholders to change our management or to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.

There are provisions in our certificate of incorporation and bylaws, as they will be in effect following this offering, that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control were considered favorable by our stockholders. These anti-takeover provisions include:

•	a classified board of directors so that not all members of our board of directors are elected at one time;

•	the ability of our board of directors to determine the number of directors and to fill any vacancies and newly created directorships;

•	a requirement that our directors may only be removed for cause;

•	a prohibition on cumulative voting for directors;

•	the requirement of a super-majority to amend some provisions in our certificate of incorporation and bylaws;

•	authorization of the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	an inability of our stockholders to call special meetings of stockholders; and

•	a prohibition on stockholder actions by written consent, thereby requiring that all stockholder actions be taken at a meeting of our stockholders.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a three-year period beginning on the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our certificate of incorporation or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations, financial position, market size and opportunity, our business strategy and plans, the factors affecting our performance and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “expect,” “objective,” “plan,” “potential,” “seek,” “grow,” “target,” “if” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our expectations regarding our results of operations, including gross margin, financial condition and cash flows;

•	our expectations regarding the development and expansion of our business;

•	anticipated trends, challenges and opportunities in our business and in the markets in which we operate;

•	our ability to successfully develop and introduce new products at an increased pace;

•	our ability to manage our international expansion;

•	our ability to expand our customer base and expand sales to existing customers;

•	our expectations regarding development of our direct-to-consumer sales channels;

•	expansion of our partner network;

•	our ability to retain and hire necessary employees and staff our operations appropriately;

•	the timing and amount of certain expenses and our ability to achieve operating leverage over time; and

•	our ability to maintain, protect and enhance our intellectual property.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we do not intend to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates and information concerning our industry, our business and the market for our products, including market position, market size and growth rates of the markets in which we participate, that are based on industry publications, surveys and reports. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications, surveys and reports, we believe the publications, surveys and reports are generally reliable, although such information is inherently subject to uncertainties and imprecision. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

The source of certain statistical data, estimates, forecasts and other information contained in this prospectus are the following independent industry publications or reports:

•	Activate, Inc., Activate Tech & Media Outlook 2018, October 2017.

•	Futuresource Consulting Ltd., Global Music Subscribers Forecast, December 2017

•	IEEE Spectrum/1790 Analytics, Patent Power 2017, December 2017.

•	International Federation of the Phonographic Industry, Global Music Report 2017: Annual State of the Industry, April 2017.

•	The Nielsen Company (US), LLC, Time with Tunes: How Technology is Driving Music Consumption, November 2017.

•	World Cellular Information Service, Smartphone & Portable Connections, June 2017.

The content of the foregoing sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein. Nielsen data reflects estimates of market conditions based on samples, and is prepared primarily as a marketing research tool for the media industry and others in the media industry.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock that we are offering will be approximately $         million, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the net proceeds to us by approximately $         million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds to us by approximately $         million, assuming that the assumed initial public offering price, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $         million.

The principal purposes of this offering are to obtain additional capital, create a public market for our common stock, facilitate our future access to the public equity markets, increase awareness of our company among potential customers and improve our competitive position. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include sales and marketing activities, research, product development, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, complementary businesses, products, services, technologies or assets. However, we have no current understandings, commitments or agreements to enter into any such acquisitions or make any such investments.

We have not yet determined our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds.

Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends after the offering or for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be made at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant. In addition, the terms of our credit facilities contain restrictions on our ability to declare and pay cash dividends on our capital stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2017 on:

•	an actual basis;

•	a pro forma basis to reflect (i) the automatic conversion of 16,241,295 shares of our convertible preferred stock into an equivalent number of shares of common stock and (ii) the filing and effectiveness of our restated certificate of incorporation immediately prior to the completion of this offering; and

•	a pro forma as adjusted basis to give effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance of shares of our common stock by us in this offering, at the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth in “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2017
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share amounts and par values)
Cash and cash equivalents	$130,595	$130,595	$

Total long-term debt	$39,600	$39,600	$

Redeemable convertible preferred stock, $0.001 par value per share, 16,337,537 shares authorized, 16,241,295 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	90,341	—
Stockholders’ equity:
Preferred stock, $0.001 par value per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value per share, 75,729,412 shares authorized, 29,669,668 shares issued and 29,296,437 shares outstanding, actual; 75,729,412 shares authorized, 45,910,963 shares issued and 45,537,732 shares outstanding, pro forma; and shares issued and shares outstanding, pro forma as adjusted	30	46
Treasury stock, 373,231 shares at cost	(10,161)	(10,161)
Additional paid-in capital	200,330	290,655
Accumulated deficit	(188,007)	(188,007)
Accumulated other comprehensive loss	(2,165)	(2,165)

Total stockholders’ equity	27	90,368

Total capitalization	$129,968	$129,968	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease our cash and cash equivalents, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the amount of our cash and cash equivalents, total stockholders’ equity and total capitalization by approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.

The number of shares of our common stock issued and outstanding in the table above does not include the following shares:

•	22,908,626 shares of our common stock issuable upon the exercise of stock options outstanding under our 2003 Stock Plan as of September 30, 2017, with a weighted-average exercise price of $18.40 per share;

•	1,044,002 shares of our common stock reserved for future issuance under our 2003 Stock Plan as of September 30, 2017, of which:

•	860,528 shares of our common stock are issuable upon the exercise of stock options granted after September 30, 2017 through December 21, 2017, with an exercise price of $30.05 per share; and

•	shares of our common stock that will become available for future issuance under our 2018 Equity Incentive Plan in connection with this offering; and

•	additional shares of our common stock reserved for future issuance under our 2018 Equity Incentive Plan, which will become effective in connection with this offering and contain a provision that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering.

As of September 30, 2017, our pro forma net tangible book value was approximately $88.3 million, or $1.94 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of September 30, 2017, after giving effect to the automatic conversion of 16,241,295 shares of our convertible preferred stock into an equivalent number of shares of common stock immediately prior to the completion of this offering.

After giving further effect to the sale of                  shares of our common stock in this offering, at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2017 would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing shares in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2017	$1.94
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after the completion of this offering

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value by approximately $         per share and the dilution per share to investors in this offering by $         per share, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

Similarly, a 1.0 million increase or decrease in the number of shares of our common stock offered by us would increase or decrease our pro forma as adjusted net tangible book value by approximately $         per share and the dilution per share to investors in this offering by $         per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions payable by us. If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share of our common stock would be $         per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares in this offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis described above as of September 30, 2017, the differences between existing stockholders and investors purchasing shares in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors purchasing shares in this offering

Total		100.0%		$	100.0%

Sales of shares of our common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                 , or approximately     % of the total shares of common stock outstanding after the completion of this offering, and will increase the number of shares held by investors purchasing shares in this offering to                 , or approximately     % of the total shares of common stock outstanding after the completion of this offering.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. After giving effect to sales of shares in this offering by us and the selling stockholders, if the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our investors purchasing shares in this offering would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock issued and outstanding in the table above does not include the following shares:

•	22,908,626 shares of our common stock issuable upon the exercise of stock options outstanding under our 2003 Stock Plan as of September 30, 2017, with a weighted-average exercise price of $18.40 per share;

•	1,044,002 shares of our common stock reserved for future issuance under our 2003 Stock Plan as of September 30, 2017, of which:

•	860,528 shares of our common stock are issuable upon the exercise of stock options granted after September 30, 2017 through December 21, 2017, with an exercise price of $30.05 per share; and

•	shares of our common stock that will become available for future issuance under our 2018 Equity Incentive Plan in connection with this offering; and

•	additional shares of our common stock reserved for future issuance under our 2018 Equity Incentive Plan, which will become effective in connection with this offering and contain a provision that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

To the extent that any outstanding options to purchase shares of our common stock are exercised or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated statements of operations data for the fiscal years ended October 3, 2015, October 1, 2016 and September 30, 2017 and the selected consolidated balance sheet data as of October 1, 2016 and September 30, 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended September 28, 2013 and September 27, 2014 and the selected consolidated balance sheet data as of September 28, 2013, September 27, 2014 and October 3, 2015 have been derived from our unaudited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Fiscal Year Ended
	Sept. 28, 2013	Sept. 27, 2014	Oct. 3, 2015	Oct. 1, 2016	Sept. 30, 2017
	(in thousands, except per share amounts and percentages)
Consolidated Statement of Operations Data:
Revenue	$441,942	$774,512	$843,524	$901,284	$992,526
Cost of revenue(1)	232,952	425,191	461,387	497,885	536,461

Gross profit	208,990	349,321	382,137	403,399	456,065

Operating expenses
Research and development(1)	44,566	70,623	100,653	107,729	124,394
Sales and marketing(1)	124,814	204,847	272,427	258,012	270,162
General and administrative(1)	33,984	46,911	64,805	68,531	77,118

Total operating expenses	203,364	322,381	437,885	434,272	471,674

Operating income (loss)	5,626	26,940	(55,748)	(30,873)	(15,609)

Other income (expense), net
Interest expense, net	(39)	(75)	(156)	(2,489)	(4,260)
Other income (expense), net	611	(3,556)	(9,631)	(2,208)	3,361

Total other income (expense), net	572	(3,631)	(9,787)	(4,697)	(899)

Income (loss) before provision for (benefit from) income taxes	6,198	23,309	(65,535)	(35,570)	(16,508)
Provision for (benefit from) income taxes	(2,296)	1,448	3,242	2,644	(2,291)

Net income (loss)	$8,494	$21,861	$(68,777)	$(38,214)	$(14,217)

Net income (loss) per share attributable to common stockholders(2):
Basic	$0.03	$0.38	$(2.68)	$(1.42)	$(0.50)

Diluted	$0.03	$0.31	$(2.68)	$(1.42)	$(0.50)

Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, basic(2)	20,154	22,228	25,627	26,937	28,157

Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, diluted(2)	28,097	31,483	25,627	26,937	28,157

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)					$(0.32)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted(2)					44,398

Other Data:
Products sold	1,474	2,938	3,401	3,514	3,936
Adjusted EBITDA(3)	$24,077	$56,818	$(4,613)	$29,413	$55,955
Adjusted EBITDA margin(3)	5.4%	7.3%	(0.5)%	3.3%	5.6%

(1)	Amounts include stock-based compensation expense as follows:

	Fiscal Year Ended
	Sept. 28, 2013	Sept. 27, 2014	Oct. 3, 2015	Oct. 1, 2016	Sept. 30, 2017
	(in thousands)
Cost of revenue	$92	$143	$236	$211	$240
Research and development	3,413	5,984	8,186	8,260	13,605
Sales and marketing	2,589	5,180	9,791	11,742	15,086
General and administrative	2,773	3,471	5,064	5,750	7,619

Total stock-based compensation expense	$8,867	$14,778	$23,277	$25,963	$36,550

(2)	See note 12 of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net income (loss) per share attributable to common stockholders, basic and diluted, and pro forma net loss per share attributable to common stockholders, basic and diluted.
(3)	Adjusted EBITDA and adjusted EBITDA margin are financial measures that are not calculated in accordance with U.S. GAAP. See the section titled “—Non-GAAP Financial Measures” below for information regarding our use of these non-GAAP financial measures and a reconciliation of net income (loss) to adjusted EBITDA.

	As of
	Sept. 28, 2013	Sept. 27, 2014	Oct. 3, 2015	Oct. 1, 2016	Sept. 30, 2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$46,277	$70,613	$76,352	$74,913	$130,595
Working capital	38,819	69,839	27,057	31,866	78,203
Total assets	149,203	210,967	278,970	278,879	400,020
Total long-term debt	—	—	20,000	24,501	39,600
Total liabilities	93,009	114,475	210,192	217,326	309,652
Redeemable convertible preferred stock	88,714	88,682	88,637	90,341	90,341
Accumulated deficit	(88,660)	(66,799)	(135,576)	(173,790)	(188,007)
Total stockholders’ equity (deficit)	(32,520)	7,810	(19,859)	(28,788)	27

Non-GAAP Financial Measures

To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we monitor and consider adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures. These non-GAAP financial measures are not based on any standardized methodology prescribed by U.S. GAAP and are not necessarily comparable to similarly titled measures presented by other companies.

We define adjusted EBITDA as net income (loss) adjusted to exclude the impact of depreciation, stock-based compensation expense, interest expense, net, other income (expense), net and provision for (benefit from) income taxes. We define adjusted EBITDA margin as adjusted EBITDA divided by revenue.

We use these non-GAAP financial measures to evaluate our operating performance and trends and make planning decisions. We believe that these non-GAAP financial measures help identify underlying trends in our business that could otherwise be masked by the effect of the expenses and other items that we exclude in these non-GAAP financial measures. Additionally, we use these measures to evaluate our operating performance and trends and make planning decisions. Accordingly, we believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects, and allowing for greater transparency with respect to a key financial metric used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted EBITDA margin are not prepared in accordance with U.S. GAAP, and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of adjusted EBITDA rather than net income (loss), which is the nearest U.S. GAAP equivalent of adjusted EBITDA, and the use of adjusted EBITDA margin rather than operating margin, which is the nearest U.S. GAAP equivalent of adjusted EBITDA margin. Some of these limitations are:

•	these non-GAAP financial measures exclude depreciation and, although these are non-cash expenses, the assets being depreciated may be replaced in the future;

•	these non-GAAP financial measures exclude stock-based compensation expense, which has been, and will continue to be, a significant recurring expense for our business and an important part of our compensation strategy;

•	these non-GAAP financial measures do not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces cash available to us;

•	these non-GAAP financial measures do not reflect the effect of foreign currency exchange gains or losses, which is included in other income (expense), net;

•	these non-GAAP financial measures do not reflect income tax payments that reduce cash available to us; and

•	the expenses and other items that we exclude in our calculation of these non-GAAP financial measures may differ from the expenses and other items, if any, that other companies may exclude from these non-GAAP financial measures when they report their operating results.

Because of these limitations, these non-GAAP financial measures should be considered along with other operating and financial performance measures presented in accordance with U.S. GAAP.

The following table presents a reconciliation of net income (loss) to adjusted EBITDA:

	Fiscal Year Ended
	Sept. 28, 2013	Sept. 27, 2014	Oct. 3, 2015	Oct. 1, 2016	Sept. 30, 2017
	(in thousands, except percentages)
Net income (loss)	$8,494	$21,861	$(68,777)	$(38,214)	$(14,217)
Depreciation	9,584	15,100	27,858	34,323	35,014
Stock-based compensation expense	8,867	14,778	23,277	25,963	36,550
Interest expense, net	39	75	156	2,489	4,260
Other income (expense), net	(611)	3,556	9,631	2,208	(3,361)
Provision for (benefit from) for income taxes	(2,296)	1,448	3,242	2,644	(2,291)

Adjusted EBITDA	$24,077	$56,818	$(4,613)	$29,413	$55,955

Revenue	$441,942	$774,512	$843,524	$901,284	$992,526
Adjusted EBITDA margin	5.4%	7.3%	(0.5)%	3.3%	5.6%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors.” We have a 4-4-5 fiscal year ending on the Saturday nearest September 30 each year. Our fiscal year is divided into four quarters, each beginning on a Sunday and containing two 4-week months followed by a 5-week “month.” References to fiscal 2017 are to our fiscal year ended September 30, 2017, references to fiscal 2016 are to our fiscal year ended October 1, 2016 and references to fiscal 2015 are to our fiscal year ended October 3, 2015.

Overview

Sonos was founded with a clear mission—to fill every home with music. This mission led us to invent wireless multi-room home audio. Sonos transforms the way people live and interact by restoring the shared experience of music throughout the home. Our home sound system provides an immersive listening experience created by our thoughtfully designed speakers and components, our proprietary software platform and the ability to wirelessly stream the content our customers love from the services they prefer.

Our innovative products, seamless customer experience and expanding global footprint have driven 12 consecutive years of sustained revenue growth since our first product launch. We generate revenue from the sale of our wireless speakers, home theater speakers and component products, as new customers buy our products and existing customers continue to add products to their Sonos home sound systems.

Historically, we have experienced stronger revenue growth when we have introduced major new products. For example, in calendar year 2013, we introduced both our PLAYBAR and PLAY:1, which led to 75.3% revenue growth for fiscal 2014 compared to the prior fiscal year. In the three years following fiscal 2014, we introduced two products, the second-generation PLAY:5 and PLAYBASE. Due in part to this lower number of product introductions, we had lower revenue growth in those years. However, we were still able to grow our revenue at a compound annual growth rate of 8.5% from fiscal 2015 through fiscal 2017, due to sustained interest in our products, follow-on purchases by our existing customers and an expanded market opportunity.

We have developed a robust product and software roadmap that we believe will help us capture the expanding addressable market for our products. We intend to introduce innovative products at an increased pace compared to the prior three fiscal years. We believe executing on our roadmap will position us to acquire new customers, offer a continuously improving experience to our existing customers and grow follow-on purchases. Our most recent step in this direction occurred in October 2017, with the introduction of our first voice-enabled wireless speaker, the One.

As of September 30, 2017, our customers had registered over 16 million products in more than six million households worldwide. Acquiring new households is an important driver of our revenue, both in terms of initial purchases as well as creating the foundation for follow-on purchases. As our customers add Sonos to their homes and listen to more music, they typically increase the number of our products in their homes. In fiscal 2017, follow-on purchases represented approximately 35% of new product registrations. As we execute on our product roadmap to address evolving consumer preferences, we believe we can expand the number of products in our customers’ homes.

We have maintained a relatively consistent gross margin of approximately 45% over the previous three fiscal years. As we increase the pace of our product introductions, we expect our gross margin to decline in the near to intermediate term as new products gain a larger share of our overall product mix. We have historically seen that the gross margin for our newly released products is lowest at launch and has tended to increase over time as we realize cost efficiencies. Accordingly, our future financial performance will be affected by our ability to drive additional savings as we scale production over time. In addition, we believe our operating expenses as a percentage of revenue will decline as we grow, enabling us to expand our adjusted EBITDA margin over time.

We sell our products primarily through over 10,000 third-party physical retail stores, including custom installers of home audio systems. We also sell through select e-commerce retailers and our website sonos.com. Our products are distributed in over 50 countries, with 50% of our revenue in fiscal 2017 generated outside the United States and Canada. We operate offices and development labs worldwide, with a significant presence in the United States, the Netherlands and China.

Key Metrics

In addition to the measures presented in our consolidated financial statements, we use the following additional key metrics to evaluate our business, measure our performance, identify trends affecting our business and assist us in making strategic decisions.

	Fiscal Year Ended
	Oct. 3, 2015	Oct. 1, 2016	Sept. 30, 2017
	(in thousands, except percentages)
Products sold	3,401	3,514	3,936
Adjusted EBITDA	$(4,613)	$29,413	$55,955
Adjusted EBITDA margin	(0.5)%	3.3%	5.6%

Products Sold

Products sold represents the number of products that are sold during a period, net of returns. Products sold includes the sale of wireless speakers, home theater speakers and components. Products sold excludes the sale of other products, such as Sonos and third-party accessories. Historically, the sale of these accessories has not materially contributed to our revenue and we expect this trend to continue. Growth rates between products sold and revenue are not perfectly correlated because our revenue is affected by other variables, such as the mix of products sold during the period, promotional discount activity and the introduction of new products that may have higher or lower than average selling prices.

Adjusted EBITDA and Adjusted EBITDA Margin

We define adjusted EBITDA as net income (loss) adjusted to exclude the impact of stock-based compensation expense, depreciation, interest expense, net, other income (expense), net and provision for (benefit from) income taxes. We define adjusted EBITDA margin as adjusted EBITDA divided by revenue.

See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and adjusted EBITDA margin, and a reconciliation of net income (loss) to adjusted EBITDA.

Factors Affecting Our Future Performance

New Product Introductions. Since 2005, we have released 12 products, including PLAY:1, PLAY:3, PLAY:5 and One in the wireless speaker category, PLAYBASE, PLAYBAR and SUB in the home theater speaker category and CONNECT:AMP and CONNECT in the components category. To date, new product introductions have had a positive impact on our revenue. We intend to introduce new products that appeal to a broad set of consumers and to increase the cadence of new product launches. As we increase the pace of our product introductions, we expect our gross margin to decline in the near to intermediate term as new products gain a larger share of our overall product mix. Accordingly, our future financial performance will be affected by our ability to drive cost of revenue savings as we scale production over time.

Voice Control. We believe voice control technology is disrupting the home audio market and changing what consumers expect from a home speaker. Therefore, our product roadmap is focused on delivering products with native voice control. For example, we released the One in the first fiscal quarter of 2018, our entry into the voice-enabled speaker category. Our ability to develop, manufacture and sell voice-enabled speakers that deliver differentiated consumer experiences will be a critical driver of our future performance, particularly as we compete in a larger market with an expanding number of competitors. We currently compete with, and will continue to compete with, companies that have greater resources than we do, some of which have already brought voice-enabled speakers to market. We are also partnering with certain of these companies in the development of our own voice-enabled products. Our competitiveness in the voice-enabled speaker market will depend on successful investment in research and development, market acceptance of our products and our ability to maintain and benefit from these technology partnerships.

Seasonality. Historically, we have experienced the highest levels of revenue in the first fiscal quarter of the year, coinciding with the holiday shopping season. For example, revenue in the first quarter of fiscal 2017 accounted for     % of our revenue for fiscal 2017. Our promotional discounting activity is higher in the first fiscal quarter as well, which negatively impacts gross margin during this period. For example, gross margin in the first quarter of fiscal 2017 was     %, compared to gross margin of 45.9% for all of fiscal 2017. However, our higher sales volume in the holiday shopping season has historically resulted in a higher operating margin in the first fiscal quarter due to positive operating leverage. Given this significant seasonality, accurate forecasting for the first fiscal quarter is critical to our inventory management, as well as to our full-year financial planning and performance.

Ability to Sell Additional Products to Existing Customers. As our customers add Sonos to their homes and listen to more music, they typically increase the number of our products in their homes. In fiscal 2017, follow-on purchases represented approximately 35% of new product registrations. As we execute on our product roadmap to address evolving consumer preferences, we believe we can expand the number of products in our customers’ homes. Our ability to sell additional products to existing customers is a key part of our business model, as follow-on purchases indicate high customer engagement and satisfaction, decrease the likelihood of competitive substitution and result in higher customer lifetime value. We will continue to innovate and invest in product development in order to enhance customer experience and drive sales of additional products to existing customers.

Expansion of Partner Ecosystem. Expanding and maintaining strong relationships with our partners will remain important to our success. We believe our partner ecosystem improves our customer experience, attracting more customers to Sonos, which in turn attracts more partners to the platform further enhancing our customer experience. We believe partners choose to be part of the Sonos platform because it provides access to a large, engaged customer base on a global scale. We look to partner with a wide variety of streaming music services, voice assistants, connected home integrators, content creators and podcast providers. To date, our agreements with these partners have all been on a royalty-free basis. As competition increases, we believe our ability to give users the freedom to choose across the broadest set of streaming services and voice control partners will be a key differentiating factor.

Channel Strategy. We are focused on reaching and converting prospective customers through third-party retail stores, e-commerce retailers, custom installers of home audio systems and our website sonos.com. We are investing in our e-commerce capabilities and in-app experience to drive direct sales. Although sales through sonos.com represented less than 10% of our revenue in fiscal 2017, we believe the growth of our own e-commerce channel will be important to supporting our overall growth and profitability as consumers continue the shift from physical to online sales channels. Our physical retail distribution relies on third-party retailers, as our company-owned stores do not materially contribute to our revenue. While we seek to increase sales through our direct-to-consumer sales channel, we expect that our future sales will continue to be substantially dependent on our third-party retailers. We will continue to seek retail partners that can deliver differentiated in-store experiences to support customer demand for product demonstrations. We anticipate that the total number of our third-party retail stores will decrease in the near term as we increase our focus on a smaller set of retailers that can deliver a superior experience for prospective customers.

International Expansion. Our products are sold in over 50 countries and we have experienced growth in our international brand awareness and revenue in recent periods. In fiscal 2017, 50% of our revenue was generated outside the United States and Canada. Our international growth will depend on our ability to generate sales from the global population of music lovers, to develop international distribution channels and diversify our partner ecosystem to appeal to a more global audience. We are committed to strengthening our brand in global markets, and our future success will depend in significant part on our growth in international markets.

Investing in Product Development. Our investments in product development consist primarily of expenses in personnel who support our research and development efforts and capital expenditures for new tooling and production line equipment to manufacture and test our products. We believe that our financial performance will significantly depend on the effectiveness of our investments to design and introduce innovative new products and enhance existing products. If we fail to innovate and expand our product offerings, or fail to maintain high standards of quality in our products, our brand, market position and revenue will be adversely affected. Further, if our product development efforts are not successful, we will not recover the investments made.

Investing in Sales and Marketing. We intend to continue to invest significant resources in our marketing and brand development efforts. Our marketing investments are focused on increasing brand awareness through advertising, public relations and brand promotion activities. While we maintain a base level of investment throughout the year, significant increases in spending are highly correlated with the holiday shopping season, new product launches and software introductions. We also invest in capital expenditures on product displays to support our retail channel partners. Sales and marketing investments are typically incurred in advance of any revenue benefits from these activities.

Components of Results of Operations

Revenue

We generate substantially all of our revenue from the sale of wireless speakers, home theater speakers and components. We also generate a small portion of our revenue from the sale of Sonos and third-party accessories, such as speaker stands and wall mounts. Our revenue is recognized net of allowances for returns, discounts, sales incentives and any taxes collected from customers. We also defer a portion of our revenue that is allocated to unspecified software upgrades and cloud-based services. Our revenue is subject to fluctuation based on the foreign currency in which our products are sold, principally for sales denominated in the Euro and the Great British Pound, or the GBP.

For a description of our revenue recognition policies, see the section titled “—Critical Accounting Policies and Estimates.”

Cost of Revenue

Cost of revenue consists of product costs, including costs of our contract manufacturer for production, component costs, shipping and handling costs, warranty replacement costs, packaging, fulfillment costs, manufacturing and tooling equipment depreciation, warehousing costs, hosting costs, and excess and obsolete inventory write-downs. In addition, we allocate certain costs related to management and facilities, personnel-related expenses and other expenses associated with supply chain logistics. Personnel-related expenses consist of salaries, bonuses, benefits and stock-based compensation expense.

Gross Profit and Gross Margin

Our gross margin may in the future fluctuate from period to period based on a number of factors, including the mix of products we sell, the channel through which we sell our products and the foreign currency in which our products are sold. As we increase the pace of our product introductions, we expect our gross margin to decline in the near to intermediate term as new products gain a larger share of our overall product mix. We have historically seen that the gross margin for our newly released products are lowest at launch and have tended to increase over time as we realize cost efficiencies. In addition, our ability to reduce the cost of our products is critical to increasing our gross margin over the long term.

Operating Expenses

Operating expenses consist of research and development, sales and marketing and general and administrative expenses. As we transition to being a public company, we expect to increase our overall personnel-related expenses, particularly cash compensation expenses, and we expect to have a greater percentage of our personnel expenses in the form of cash expenses as compared to stock-based compensation expenses.

Research and Development. Research and development expenses consist primarily of personnel-related expenses, consulting and contractor expenses, tooling, test equipment and prototype materials and allocated overhead costs. To date, software development costs have been expensed as incurred, because the period between achieving technological feasibility and the release of the software has been short and development costs qualifying for capitalization have been insignificant. We expect our research and development expenses to increase in absolute dollars as we continue to make significant investments in developing new products and enhancing existing products. We also anticipate that these expenses will decline as a percentage of our revenue over the long term, but that they may fluctuate with our investments in product development in a given quarter.

Sales and Marketing. Sales and marketing expenses represent the largest component of our operating expenses and consist primarily of advertising and marketing promotions of our products and personnel-related expenses, as well as trade show and event costs, sponsorship costs, consulting and contractor expenses, travel, product display expenses and related depreciation, customer care costs and allocated overhead costs. We expect our sales and marketing expenses to increase in absolute dollars as we continue to actively promote our products. We also anticipate that these expenses will decrease as a percentage of our revenue, but that they may fluctuate as we introduce new products.

General and Administrative. General and administrative expenses consist of personnel-related expenses for our finance, legal, human resources and administrative personnel, as well as the costs of professional services, any allocated overhead, information technology, litigation expenses, patent costs and other administrative expenses. We expect our general and administrative expenses to increase in absolute dollars due to the growth of our business and related infrastructure as well as legal, accounting, insurance, investor relations and other costs associated with becoming a public company. However, we expect our general and administrative expenses to decrease as a percentage of our revenue as we scale our business.

Other Income (Expense), Net

Interest Expense, Net. Interest expense consists primarily of interest expense associated with our debt financing arrangements and amortization of debt issuance costs. Interest income consists primarily of interest income earned on our cash and cash equivalents balances.

Other Income (Expense), Net. Other income (expense), net consists primarily of our foreign currency exchange gains and losses relating to transactions and remeasurement of asset and liability balances denominated in currencies other than the U.S. dollar. We expect our foreign currency gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates.

Provision for (Benefit from) Income Taxes

We are subject to income taxes in the United States and foreign jurisdictions in which we operate. Our provision for (benefit from) income taxes results principally from our foreign operations. Foreign jurisdictions have statutory tax rates different from those in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to U.S. income, the utilization of foreign tax credits and changes in tax laws.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. We have established a full valuation allowance to offset our U.S. and certain foreign net deferred tax assets due to the uncertainty of realizing future tax benefits from our net operating loss carryforwards and other deferred tax assets.

As of September 30, 2017, we had gross U.S. federal net operating loss carryforwards of $141.8 million, which expire beginning in 2026, and gross state net operating loss carryforwards of $75.3 million, which expire beginning in 2020, as well as $4.1 million in foreign net operating loss carryforwards, which have an indefinite life. Also as of September 30, 2017, we had U.S. federal and state research and development tax credit carryforwards of $18.8 million and $15.7 million. The federal research credits will begin to expire in the year 2025, and the state research credits will begin to expire in 2024. We last completed a study in 2015 to determine whether an ownership change had occurred under section 382 or 383 of the Code, and we determined at that time that an ownership change may have occurred in 2012. Our ability to use net operating loss carry forwards and other tax attributes to reduce future taxable income and liabilities may be subject to limitations based on the ownership change of 2012, possible changes since that time or as a result of this offering. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards or other pre-change tax attributes to offset U.S. federal and state taxable income may still be subject to limitations, which could potentially result in increased future tax liability to us.

Both houses of Congress have recently passed legislation implementing a wide variety of changes to the U.S. tax system, particularly at the corporate level, and President Trump has indicated he will sign the unified bill into law. As a result of this, and other changes being considered in the EU, there is significant uncertainty regarding the future of the tax treatment of our U.S. and foreign earnings as well as the treatment of cash and cash equivalent balances we currently maintain outside of the United States. We are evaluating the proposed legislation; any impact on our future results of operations, financial position and cash flows as a result of the potential changes cannot yet be determined and such changes could be material.

Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Fiscal Year Ended
	Oct. 3, 2015	Oct. 1, 2016	Sept. 30, 2017
	(in thousands)
Revenue	$843,524	$901,284	$992,526
Cost of revenue(1)	461,387	497,885	536,461

Gross profit	382,137	403,399	456,065

Operating expenses
Research and development(1)	100,653	107,729	124,394
Sales and marketing(1)	272,427	258,012	270,162
General and administrative(1)	64,805	68,531	77,118

Total operating expenses	437,885	434,272	471,674

Operating loss	(55,748)	(30,873)	(15,609)

Other income (expense), net
Interest expense, net	(156)	(2,489)	(4,260)
Other income (expense), net	(9,631)	(2,208)	3,361

Total other income (expense), net	(9,787)	(4,697)	(899)

Loss before provision for (benefit from) income taxes	(65,535)	(35,570)	(16,508)
Provision for (benefit from) income taxes	3,242	2,644	(2,291)

Net loss	$(68,777)	$(38,214)	$(14,217)

Adjusted EBITDA(2)	$(4,613)	$29,413	$55,955

(1)	Amounts include stock-based compensation expense as follows:

	Fiscal Year Ended
	Oct. 3, 2015	Oct. 1, 2016	Sept. 30, 2017
	(in thousands)
Cost of revenue	$236	$211	$240
Research and development	8,186	8,260	13,605
Sales and marketing	9,791	11,742	15,086
General and administrative	5,064	5,750	7,619

Total stock-based compensation expense	$23,277	$25,963	$36,550

(2)	Adjusted EBITDA is a financial measure that is not calculated in accordance with U.S. GAAP. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

The following table sets forth selected historical consolidated financial data for the periods indicated, expressed as a percentage of revenue:

	Fiscal Year Ended
	Oct. 3, 2015	Oct. 1, 2016	Sept. 30, 2017
Revenue	100.0%	100.0%	100.0%
Cost of revenue(1)	54.7	55.2	54.1

Gross profit	45.3	44.8	45.9

Operating expenses
Research and development(1)	11.9	12.0	12.5
Sales and marketing(1)	32.3	28.6	27.2
General and administrative(1)	7.7	7.6	7.8

Total operating expenses	51.9	48.2	47.5

Operating loss	(6.6)	(3.4)	(1.6)

Other income (expense), net
Interest expense, net	(0.0)	(0.3)	(0.4)
Other income (expense), net	(1.1)	(0.2)	0.3

Total other income (expense), net	(1.2)	(0.5)	(0.1)

Loss before provision for (benefit from) income taxes	(7.8)	(3.9)	(1.7)
Provision for (benefit from) income taxes	0.4	0.3	(0.2)

Net loss	(8.2)%	(4.2)%	(1.4)%

Adjusted EBITDA margin(2)	(0.5)%	3.3%	5.6%

(1)	Amounts include stock-based compensation expense as a percentage of revenue as follows:

	Fiscal Year Ended
	Oct. 3, 2015	Oct. 1, 2016	Sept. 30, 2017
Cost of revenue	0.0%	0.0%	0.0%
Research and development	1.0	0.9	1.4
Sales and marketing	1.2	1.3	1.5
General and administrative	0.6	0.6	0.8

Total stock-based compensation expense	2.8%	2.9%	3.7%

(2)	Adjusted EBITDA margin is a financial measure that is not calculated in accordance with U.S. GAAP. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Comparison of Fiscal Years 2015, 2016 and 2017

Revenue

	Fiscal Year Ended		Change from Prior Fiscal Year		Fiscal Year Ended	Change from Prior Fiscal Year
	Oct. 3, 2015	Oct. 1, 2016	$	%	Sept. 30, 2017	$	%
	(dollars in thousands)
Revenue	$843,524	$901,284	$57,760	6.8%	$992,526	$91,242	10.1%

Fiscal 2016 Compared to Fiscal 2017. Revenue increased by $91.2 million, or 10.1%, from $901.3 million for fiscal 2016 to $992.5 million for fiscal 2017, due to an increase in the number of products sold from

3.5 million in fiscal 2016 to 3.9 million in fiscal 2017. The growth was primarily driven by increased sales of our home theater speaker products. Revenue growth from the sale of our home theater speakers was primarily driven by sales of our new PLAYBASE product launched in April 2017, as well as by sales of a new white version of our SUB product.

Revenue from the United States and Canada increased $53.4 million, or 12.0%, from $443.3 million in fiscal 2016 to $496.7 million in fiscal 2017. Revenue from Europe, the Middle East and Africa, or EMEA, and from Rest of World increased $37.9 million, or 8.3%, from $458.0 million in fiscal 2016 to $495.9 million in fiscal 2017. In constant U.S. dollars, consolidated revenue grew by 12% for the full fiscal year, which excludes the negative impact of foreign currency as the U.S. dollar strengthened against the Euro and GBP. We calculate constant currency growth percentages by converting our prior-period local currency financial results using end-of-period foreign currency exchange rates and comparing these amounts to our current period reported results.

Fiscal 2015 Compared to Fiscal 2016. Revenue increased by $57.8 million, or 6.8%, from $843.5 million for fiscal 2015 to $901.3 million for fiscal 2016. We increased the number of products sold from 3.4 million in fiscal 2015 to 3.5 million in fiscal 2016. Revenue growth was primarily driven by increased sales of our wireless speaker products, including the second-generation PLAY:5 product, which was introduced in November 2015.

Revenue from the United States and Canada increased $32.6 million, or 7.9%, from $410.7 million in fiscal 2015 to $443.3 million in fiscal 2016. Revenue from EMEA and Rest of World increased $25.1 million, or 5.8%, from $432.8 million in fiscal 2015 to $458.0 million in fiscal 2016. In constant U.S. dollars, revenue grew by 10% for the full fiscal year, which excludes the negative impact of foreign currency exchange rates.

Cost of Revenue and Gross Profit

	Fiscal Year Ended		Change from Prior Fiscal Year		Fiscal Year Ended	Change from Prior Fiscal Year
	Oct. 3, 2015	Oct. 1, 2016	$	%	Sept. 30, 2017	$	%
	(dollars in thousands)
Cost of revenue	$461,387	$497,885	$36,498	7.9%	$536,461	$38,576	7.7%
Gross profit	382,137	403,399	21,262	5.6	456,065	52,666	13.1
Gross margin	45.3%	44.8%			45.9%

Fiscal 2016 Compared to Fiscal 2017. Cost of revenue increased $38.6 million, or 7.7%, from $497.9 million for fiscal 2016 to $536.5 million for fiscal 2017. The increase was primarily due to the increase in number of products sold, partially offset by a decrease of per unit production costs resulting from supply chain improvement initiatives.

Gross margin increased to 45.9% for fiscal 2017 from 44.8% for fiscal 2016. The increase was primarily due to the reduction of per unit production costs, and partially offset by the negative impact of foreign currency as the U.S. dollar strengthened against the Euro and the GBP.

Fiscal 2015 Compared to Fiscal 2016. Cost of revenue increased $36.5 million, or 7.9%, from $461.4 million for fiscal 2015 to $497.9 million for fiscal 2016. The increase was primarily due to the increase in number of products sold.

Gross margin decreased to 44.8% for fiscal 2016 from 45.3% for fiscal 2015. This decrease was partially due to a shift in product mix, including the impact of the higher manufacturing costs associated with our second-generation PLAY:5, and the negative impacts of foreign currency exchange rates.

Research and Development

	Fiscal Year Ended		Change from Prior Fiscal Year		Fiscal Year Ended	Change from Prior Fiscal Year
	Oct. 3, 2015	Oct. 1, 2016	$	%	Sept. 30, 2017	$	%
	(dollars in thousands)
Research and development	$100,653	$107,729	$7,076	7.0%	$124,394	$16,665	15.5%
Percentage of revenue	11.9%	12.0%			12.5%

Fiscal 2016 Compared to Fiscal 2017. Research and development expenses increased $16.7 million, or 15.5%, from $107.7 million for fiscal 2016 to $124.4 million for fiscal 2017. The increase was primarily due to higher personnel-related expenses of $8.6 million as our headcount increased during the period, an increase in new product development expenses of $4.1 million related to prototypes, pre-production tooling and consulting and an increase of $4.2 million in allocated overhead costs.

Fiscal 2015 Compared to Fiscal 2016. Research and development expenses increased $7.1 million, or 7.0%, from $100.7 million for fiscal 2015 to $107.7 million for fiscal 2016. The increase was primarily due to personnel-related expenses of $7.5 million, due to an increase in headcount, as well as increases in allocated overhead costs of $3.3 million and depreciation of lab equipment at our engineering sites of $2.2 million, offset by a decrease of $6.0 million, which consisted primarily of new product development expenses.

Sales and Marketing

	Fiscal Year Ended		Change from Prior Fiscal Year		Fiscal Year Ended	Change from Prior Fiscal Year
	Oct. 3, 2015	Oct. 1, 2016	$	%	Sept. 30, 2017	$	%
	(dollars in thousands)
Sales and marketing	$272,427	$258,012	$(14,415)	(5.3)%	$270,162	$12,150	4.7%
Percentage of revenue	32.3%	28.6%			27.2%

Fiscal 2016 Compared to Fiscal 2017. Sales and marketing expenses increased $12.2 million, or 4.7%, from $258.0 million for fiscal 2016 to $270.2 million in fiscal 2017. The increase was primarily due to increases of $18.4 million in advertising and other marketing costs focused on brand awareness and the launch of our new PLAYBASE product in April 2017 and an increase of $3.9 million in personnel-related costs. These increases were offset by a decrease of $6.1 million in allocated overhead costs and a decrease of $4.1 million of product display depreciation.

Fiscal 2015 Compared to Fiscal 2016. Sales and marketing expenses decreased $14.4 million, or 5.3%, from $272.4 million for fiscal 2015 to $258.0 million in fiscal 2016. The decrease was primarily due to a reduction of $23.1 million in advertising and other marketing costs. This decrease was offset by an increase of $5.9 million in personnel-related expenses and an increase of $2.9 million in allocated overhead costs.

General and Administrative

	Fiscal Year Ended		Change from Prior Fiscal Year		Fiscal Year Ended	Change from Prior Fiscal Year
	Oct. 3, 2015	Oct. 1, 2016	$	%	Sept. 30, 2017	$	%
	(dollars in thousands)
General and administrative	$64,805	$68,531	$3,726	5.7%	$77,118	$8,587	12.5%
Percentage of revenue	7.7%	7.6%			7.8%

Fiscal 2016 Compared to Fiscal 2017. General and administrative expenses increased $8.6 million, or 12.5%, from $68.5 million for fiscal 2016 to $77.1 million for fiscal 2017. The increase was primarily due to increases in personnel-related costs of $7.2 million, predominantly driven by growth in headcount. In addition, external legal fees increased by $2.4 million, primarily related to our patent infringement case against Denon. These increases were partially offset by a reduction in other facilities-related expenses.

Fiscal 2015 Compared to Fiscal 2016. General and administrative expenses increased $3.7 million, or 5.7%, from $64.8 million for fiscal 2015 to $68.5 million for fiscal 2016. The increase was primarily due to increases in personnel-related costs of $2.5 million and other facilities-related expenses of $1.1 million.

Interest Expense, Net and Other Income (Expense), Net

	Fiscal Year Ended		Change from Prior Fiscal Year		Fiscal Year Ended	Change from Prior Fiscal Year
	Oct. 3, 2015	Oct. 1, 2016	$	%	Sept. 30, 2017	$	%
	(dollars in thousands)
Interest expense, net	$(156)	$(2,489)	$(2,333)	*	$(4,260)	$(1,771)	71.2%
Other income (expense), net	(9,631)	(2,208)	7,423	(77.1)	3,361	5,569	*

*	not meaningful

Fiscal 2016 Compared to Fiscal 2017. Interest expense, net increased by $1.8 million, or 71.2%, from $2.5 million for fiscal 2016 to $4.3 million for fiscal 2017. The increase in interest expense was driven by a $15.0 million increase in the principal balance of our term loan. Other income (expense), net increased $5.6 million, from $2.2 million in expense in fiscal 2016 to $3.4 million in income in fiscal 2017, due to foreign currency exchange gains.

Fiscal 2015 Compared to Fiscal 2016. Interest expense, net increased $2.3 million, from $0.2 million for fiscal 2015 to $2.5 million for fiscal 2016. The increase was due to usage of our credit facility and a new $25.0 million term loan. Other expense, net decreased $7.4 million, or 77.1%, from expense of $9.6 million in fiscal 2015 to expense of $2.2 million in fiscal 2016. The decrease in net expense was due to a reduction of foreign currency exchange losses.

Provision for (Benefit from) Income Taxes

	Fiscal Year Ended		Change from Prior Fiscal Year		Fiscal Year Ended	Change from Prior Fiscal Year
	Oct. 3, 2015	Oct. 1, 2016	$	%	Sept. 30, 2017	$	%
	(dollars in thousands)
Provision for (benefit from) income taxes	$3,242	$2,644	$(598)	(18.4)%	$(2,291)	$(4,935)	*

*	not meaningful

We have incurred cumulative losses in the United States and, accordingly, our U.S. deferred tax assets have been offset by a valuation allowance. In fiscal 2017, we amended our settlement agreement with the Dutch Tax Administration, which, among other things, resulted in a release of previously accrued tax liabilities for Sonos Europe B.V. that was partially offset by the establishment of a valuation allowance based on cumulative losses, which resulted in a net tax benefit in fiscal 2017.

Fiscal 2016 Compared to Fiscal 2017. Provision for income taxes decreased $4.9 million, from $2.6 million for fiscal 2016 to a benefit from income taxes of $2.3 million for fiscal 2017.

Fiscal 2015 Compared to Fiscal 2016. Provision for income taxes decreased $0.6 million, or 18.4%, from $3.2 million for fiscal 2015 to $2.6 million for fiscal 2016.

Liquidity and Capital Resources

Since our founding in 2002, our operations have been financed primarily through cash flow from operating activities, borrowings under our credit facilities and net proceeds from the sale of our equity securities. As of September 30, 2017, our principal sources of liquidity consisted of cash flow from operating activities, cash and cash equivalents of $130.6 million, including $41.9 million held by our foreign subsidiaries, and borrowing capacity under our credit facility. In accordance with our policy, the undistributed earnings of our non-U.S. subsidiaries remain indefinitely reinvested outside of the United States as of the end of fiscal 2017 as they are required to fund needs outside the United States. In the event funds from foreign operations are needed to fund operations in the United States and if U.S. tax has not already been previously provided, we may be required to accrue and pay additional U.S. taxes in order to repatriate these funds.

We believe our existing cash and cash equivalent balances, cash flow from operations and committed credit lines will be sufficient to meet our working capital and capital expenditure needs for at least the next 24 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other business initiatives, the expansion of sales and marketing activities, the timing of new product introductions, market acceptance of our products and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations.

Credit Facilities

Credit Facility

In October 2015, we entered into a credit agreement with J.P. Morgan Chase Bank, N.A., or the 2015 Credit Facility. The 2015 Credit Facility allows us to borrow up to $80.0 million, including up to $10.0 million for the issuance of letters of credit and up to $8.0 million for swing line loans. In connection with the 2015 Credit Facility, we incurred costs of $0.6 million which were recorded as an asset and amortized over the term of the agreement as interest expense. Borrowings under the 2015 Credit Facility may be drawn as Commercial Bank Floating Rate loans, or CBFR Borrowings, or Eurocurrency loans, or Eurocurrency Borrowings, and mature in October 2020. CBFR Borrowings bear interest at a variable rate equal to the applicable margin plus the highest of (i) the prime rate or (ii) adjusted LIBOR plus 2.5%, but in any case at a minimum rate of 1.25% per annum. Eurocurrency Borrowings bear interest at a variable rate based on the LIBOR plus the applicable margin. We are also required to pay an annual commitment fee on the average daily unused portion of the facility of 0.2%, based on the usage of the facility. We have the option to repay the borrowings under the 2015 Credit Facility without penalty prior to maturity. The 2015 Credit Facility requires us to comply with certain financial covenants, including requiring us to maintain a consolidated fixed charge coverage ratio of not less than 1.0, and nonfinancial covenants. As of September 30, 2017, we were in compliance with all covenants. Obligations under the credit facility are collateralized by our eligible inventory and accounts receivable. As of October 1, 2016 and September 30, 2017, there were no outstanding borrowings, and $3.8 million and $4.4 million, respectively, in undrawn letters of credit that reduce that availability under the 2015 Credit Facility.

Term Loan

In March 2016, we entered into a $25.0 million, five-year term loan agreement with Gordon Brothers Finance Company, or the Term Loan. The Term Loan bore interest at a variable rate equal to an adjusted LIBOR plus 10.0%, with a minimum rate of 10.5% per annum. In December 2016, we amended the Term Loan, or, as amended, the Amended Term Loan, to increase the principal amount under the Term Loan by $15.0 million, to a total of $40.0 million, reduce the interest rate to a variable rate equal to an adjusted LIBOR plus 9.5% and change the prepayment penalty terms. The effective interest on the Amended Term Loan was 10.7% as of September 30, 2017. We received net proceeds of $39.2 million, net of $0.8 million of debt issuance costs. The debt issuance costs are included in the carrying value of the Amended Term Loan as a debt discount.

The Amended Term Loan requires us to comply with certain financial covenants, including requiring us to maintain a consolidated fixed charge coverage ratio of not less than 1.0 and requiring us to maintain a minimum liquidity reserve of $38.5 million, and nonfinancial covenants. As of September 30, 2017, we were in compliance with all covenants. Obligations under the Amended Term Loan are collateralized by our eligible inventory, accounts receivable and intellectual property.

The carrying value of the Amended Term Loan was $24.5 million and $39.6 million, net of unamortized debt discount of $0.5 million and $0.4 million, as of October 1, 2016 and September 30, 2017, respectively.

There is a $40.0 million principal payment due on March 30, 2021 at which time the Amended Term Loan will be fully repaid. No principal payments are required to be made during fiscal 2017 through fiscal 2020. We can prepay the Amended Term Loan subject to an early termination fee. For prepayments made prior to March 30, 2019, the early termination fee is 1% of the prepayment amount. There is no early termination fee for prepayments made after March 30, 2019.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Fiscal Year Ended
	Oct. 3, 2015	Oct. 1, 2016	Sept. 30, 2017
	(in thousands)
Net cash provided by (used in):
Operating activities	$38,665	$43,294	$63,960
Investing activities	(65,517)	(52,520)	(33,553)
Financing activities	35,379	7,969	23,955
Effect of exchange rate changes	(2,788)	(182)	1,320

Net change in cash and cash equivalents	$5,739	$(1,439)	$55,682

Cash Flows from Operating Activities

Net cash provided by operating activities of $64.0 million for fiscal 2017 was primarily due to net loss of $14.2 million, non-cash adjustments of $70.2 million and an increase in net change in operating assets and liabilities of $8.0 million. Non-cash adjustments primarily consisted of stock-based compensation expense of

$36.6 million and depreciation of $35.0 million. The increase in net change in operating assets and liabilities was primarily due to a $60.0 million increase in accounts payable and accrued expenses related to amounts owed to our contract manufacturer and various other vendors, and a $9.4 million increase in deferred revenue. The increase in net change in operating assets and liabilities was offset by a $60.3 million increase in inventory as we prepared for the holiday shopping season, which occurs in our first fiscal quarter of 2018. This inventory also includes the initial production of our new wireless speaker, the One, as we prepared for product launch in October 2017. An increase of $2.7 million in accounts receivable also offsets the increase in net change in operating assets and liabilities. Our days sales outstanding in accounts receivable, calculated as the number of days of annual revenue represented by the accounts receivable balance as of period end, decreased from 18 days as of October 1, 2016 to 17 days as of September 30, 2017.

Net cash provided by operating activities of $43.3 million for fiscal 2016 was primarily due to net loss of $38.2 million, non-cash adjustments of $64.3 million and an increase in net change in operating assets and liabilities of $17.2 million. Non-cash adjustments primarily consisted of depreciation of $34.3 million and stock-based compensation expense of $26.0 million. The increase in net change in operating assets and liabilities was primarily due to an increase in deferred revenue of $8.6 million, an increase in other liabilities of $8.1 million primarily related to tenant improvement allowances received for our office and lab facilities, a $5.9 million decrease in inventory and a decrease of other assets of $2.9 million. The increase in net change in operating assets and liabilities was offset by increases in accounts receivable of $4.6 million, as well as a decrease in accounts payable and accrued expenses of $3.6 million. Our days sales outstanding in accounts receivable remained flat at 18 days as of October 3, 2015 and October 1, 2016.

Net cash provided by operating activities of $38.7 million for fiscal 2015 was primarily due to net loss of $68.8 million, non-cash adjustments of $63.5 million and an increase in net change in operating assets and liabilities of $43.9 million. Non-cash adjustments primarily consisted of depreciation of $27.9 million and stock-based compensation expense of $23.3 million. The increase in net change in operating assets and liabilities was primarily due to an increase in accounts payable and accrued expenses of $55.5 million related to amounts owed to our contract manufacturer and various other vendors, an increase in deferred revenue of $11.4 million, and an increase in other liabilities of $5.0 million primarily related to tenant improvement allowances received for our office and lab facilities. The increase in net change in operating assets and liabilities was offset by an increase of $16.0 million in inventory as we prepared for the launch of our second-generation PLAY:5 wireless speaker, increases in accounts receivable of $7.2 million, as well as an increase in other assets of $4.8 million primarily related to prepaid expenses. Our days sales outstanding in accounts receivable decreased from 19 days as of September 27, 2014 to 18 days as of October 3, 2015.

Cash Flows from Investing Activities

Cash used in investing activities for fiscal 2017 of $33.6 million was due to purchases of property and equipment, which primarily comprised of marketing related purchases of $18.7 million, predominantly for product displays, $11.3 million in manufacturing related tooling and test equipment used at our contract manufacturers to support the launch of new products and the remainder invested in office and lab facilities, lab equipment and related information technology tools.

Cash used in investing activities for fiscal 2016 of $52.5 million was due to purchases of property and equipment which primarily comprised of marketing related purchases of $13.4 million, predominantly for product displays and our concept store in New York City, and $4.2 million in manufacturing related tooling and test equipment used at our contract manufacturers to support the launch of new products. In addition, we invested $31.1 million in upgrading and expanding our office and lab facilities, lab equipment and related information technology tools. We expect that this build out of new facilities over fiscal 2015 and fiscal 2016 will support our anticipated growth.

Cash used in investing activities for fiscal 2015 of $65.5 million was due to purchases of property and equipment primarily comprised of marketing-related purchases of $14.7 million, predominantly for product displays and $15.4 million in manufacturing related tooling and test equipment used at our contract manufacturers to support the launch of new products. In addition, we invested $30.8 million in upgrading and expanding our office and lab facilities, lab equipment and related information technology tools.

Cash Flows from Financing Activities

Cash provided by financing activities for fiscal 2017 of $24.0 million primarily consisted of a $15.0 million increase in the principal amount of our existing term loan, $10.1 million in proceeds from issuance of common stock, net of issuance costs, and proceeds from the exercise of common stock options of $8.9 million. These increases were offset by $10.0 million to repurchase common stock to provide liquidity for existing equityholders.

Cash provided by financing activities for fiscal 2016 of $8.0 million primarily related to the net proceeds from the issuance of a new term loan debt of $24.4 million and proceeds from the exercise of common stock options of $3.7 million. This increase was offset by a net paydown of our revolving credit facilities of $20.0 million.

Cash provided by financing activities for fiscal 2015 of $35.4 million primarily consisted of $129.9 million proceeds from the issuance of common stock, net of issuance costs, net proceeds of $20.0 million from revolving credit facilities and proceeds from the exercise of common stock options of $15.5 million. These increases were offset by a $130.0 million repurchase of common stock to provide liquidity for existing equityholders.

Commitments and Contingencies

The following table summarizes our contractual commitments as of September 30, 2017:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-2 Years	3-5 Years	More than 5 Years
	(in thousands)
Debt principal and interest(1)	$55,235	$3,997	$4,355	$4,724	$42,159
Operating leases(2)	99,228	16,823	15,077	36,942	30,386
Inventory(3)	143,062	143,062	—	—	—
Other noncancelable agreements	12,206	11,131	1,020	55	—

Total contractual commitments	$309,731	$175,013	$20,452	$41,721	$72,545

(1)	Interest payments were calculated using the applicable interest rate as of September 30, 2017.
(2)	We lease our facilities under long-term operating leases, which expire at various dates through 2025. The lease agreements frequently include provisions which require us to pay taxes, insurance or maintenance costs.
(3)	We enter into various inventory-related purchase agreements with suppliers. Generally, under these agreements, 100% of orders are cancelable by giving notice 29 days prior to the expected shipment date. Orders are noncancelable within 28 days prior to the expected shipment date.

The contractual obligations table excludes tax reserves of $13.8 million related to uncertain tax positions because we are unable to make a reliable estimate of the timing of settlement, if any, and any related future payments.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from those estimates.

Our critical accounting policies requiring estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

Adoption of ASC 606

Effective October 1, 2017, we elected to early adopt Accounting Standards Codification 606, Revenue from Contracts with Customers, or ASC 606, using the full retrospective transition method, which required us to adjust each prior reporting period presented as if ASC 606 had been effective for those periods. The revenue recognition accounting policies and estimates described below reflect the adoption of ASC 606. For further information on our adoption of ASC 606, see Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We generally enter into contracts that include a combination of products and services. Revenue is allocated to distinct performance obligations and is recognized net of allowances for returns, discounts, sales incentives and any taxes collected from customers, which are subsequently remitted to governmental authorities. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of revenue. We do not have material assets related to incremental costs to obtain or fulfill customer contracts.

Nature of Products and Services

Our product revenue includes sales of wireless speakers, home theater speakers and components, which include software that enables our products to operate over a customer’s wireless network, as well as connect to various third-party services, including music and voice. Our software primarily consists of firmware embedded in the products and the Sonos app, which is software that can be downloaded to consumer devices at no charge, with or without the purchase of one of our products. Products and related software are accounted for as a single performance obligation and all intended functionality is available to the customer upon purchase. The revenue allocated to the products and related software is the substantial portion of the total sale price. Revenue is recognized at the point in time when control is transferred, which is either upon shipment or upon delivery to the customer, depending on delivery terms.

Our service revenue includes revenue allocated to (i) unspecified software upgrades and (ii) cloud services that enable products to access third-party music and voice assistant platforms, which are each distinct performance obligations and are provided to customers at no additional charge. Unspecified software upgrades are provided on a when-and-if-available basis and have historically included updates and enhancements such as bug fixes, feature enhancements and updates to the ability to connect to third-party music or voice assistant platforms. Service revenue is recognized ratably over the estimated service period.

Significant Judgments

Our contracts with customers generally contain promises to transfer products and services as described above. Determining whether products and services are considered distinct performance obligations that should be accounted for separately may require significant judgment.

Judgment is required to determine the standalone selling price, or SSP, for each distinct performance obligation. We estimate SSP for items that are not sold separately, which include the products and related software, unspecified software upgrades and cloud services, using information that may include competitive pricing information, where available, as well as analyses of the cost of providing the products or services plus a reasonable margin. In developing SSP estimates, we also consider the nature of the products and services and the expected level of future services.

Determining the revenue recognition period for unspecified software upgrades and cloud services also requires judgment. We recognize revenue attributable to these performance obligations ratably over the best estimate of the period that the customer is expected to receive the services. In developing the estimated period of providing future services, we consider our past history, our plans to continue to provide services, including plans to continue to support updates and enhancements to prior versions of our products, expected technological developments, obsolescence, competition and other factors. The estimated service period may change in the future in response to competition, technology developments and our business strategy.

We offer sales incentives through various programs, consisting primarily of discounts, cooperative advertising and market development fund programs. We record cooperative advertising and market development fund programs with customers as a reduction to revenue unless it receives a distinct benefit in exchange for credits claimed by the customer and can reasonably estimate the fair value of the benefit received, in which case we record it as an expense. We recognize a liability, or a reduction to accounts receivable, and reduce revenue for sales incentives based on the estimated amount of sales incentives that will be claimed by customers. Estimates for sales incentives are developed using the most likely amount and are included in the transaction price to the extent that a significant reversal of revenue would not result once the uncertainty is resolved. In developing its estimate, we also consider the susceptibility of the incentive to outside influences, the length of time until the uncertainty is resolved, our experience with similar contracts and the range of possible outcomes. Reductions in revenue related to discounts are allocated to products and services on a relative basis based on their respective SSP. Judgment is required to determine the timing and amount of recognition of marketing funds which we estimate based on past practice of providing similar funds.

We accept returns from direct customers and from certain resellers. To establish an estimate for returns, we use the expected value method by considering a portfolio of contracts with similar characteristics to calculate the historical returns rate. When determining the expected value of returns, we consider future business initiatives and relevant anticipated future events.

Inventories

Inventories consist of finished goods and component parts, which are purchased from contract manufacturers and component suppliers. Inventories are stated at the lower of cost or market on a first-in, first-out basis. We assess the valuation of inventory balances including an assessment to determine potential excess and/or obsolete inventory. We may be required to write down the value of inventory if estimates of future demand and market conditions indicate estimated excess and/or obsolete inventory.

Product Warranties

Our products are covered by warranty to be free from defects in material and workmanship for a period of one year, except for products sold in the EU and select other countries where we provide a two-year warranty. At the time of sale, an estimate of future warranty costs is recorded as a component of the cost of revenue. Our estimate of costs to fulfill our warranty obligations is based on historical experience and expectations of future costs to repair or replace.

Income Taxes

Our income tax expense, deferred tax assets and liabilities and liabilities for unrecognized tax benefits reflect our best estimate of current and future taxes to be paid. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

We prepare and file income tax returns based on our interpretation of each jurisdiction’s tax laws and regulations. In preparing our consolidated financial statements, we estimate our income tax liability in each of the jurisdictions in which we operate by estimating our actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. Significant management judgment is required in assessing the realizability of our deferred tax assets. In performing this assessment, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making this determination, we consider the scheduled reversal of deferred tax liabilities, projected future taxable income and the effects of tax planning strategies. We recorded a valuation allowance against all of our U.S. deferred tax assets and certain of our foreign deferred tax assets as of September 30, 2017. We intend to continue maintaining a full valuation allowance on our U.S. and certain foreign deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances.

We account for uncertain tax positions using a “more-likely-than-not” threshold for recognizing and resolving uncertain tax positions. We evaluate uncertain tax positions on a quarterly basis and consider various factors, that include, but are not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, information obtained during in process audit activities and changes in facts or circumstances related to a tax position. We accrue for potential interest and penalties related to unrecognized tax benefits in income tax expense.

Our policy with respect to the undistributed earnings of our non-U.S. subsidiaries is to maintain an indefinite reinvestment assertion as they are required to fund needs outside of the United States and cannot be repatriated in a manner that is substantially tax-free. This assertion is made on a jurisdiction by jurisdiction basis and takes into account the liquidity requirements in both the United States and of our foreign subsidiaries. If we decide to repatriate funds to the United States in the future to execute our growth initiatives or to fund any other liquidity needs, the resulting tax consequences could negatively impact our results of operations through a higher effective tax rate and dilution of our earnings.

Stock-Based Compensation

We measure stock-based compensation cost at fair value on the date of grant. We estimate the fair value of stock option awards using the Black-Scholes option-pricing model. Compensation cost for stock options is recognized, on a straight-line basis, as expense over the period of vesting as the employee performs the related services, net of estimated forfeitures.

Determining the fair value of stock-based awards at the grant date requires judgment. Our use of the Black-Scholes model requires the input of assumptions, including the fair value of the underlying common stock, the expected common stock price volatility over the expected life of the options, the expected term of the stock option, risk-free interest rates and expected dividends.

As our common stock is not publicly traded, the fair value of our underlying common stock was determined by our board of directors based upon a number of objective and subjective factors, as described in the section “—Common Stock Valuations” below. Our board of directors will determine the fair value of our common stock until such time as our common stock commences trading on an established stock exchange or national market system.

We estimate the expected volatility of the common stock underlying our stock options at the grant date by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options.

We do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. As a result, we use the simplified method, which is the average of the options’ vesting and contractual terms.

The risk-free interest rate is the estimated average interest rate based on U.S. Treasury zero-coupon notes with terms consistent with the expected term of the awards.

The expected dividend yield is zero as we do not presently plan to pay cash dividends in the foreseeable future.

The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change or we use different assumptions, stock-based compensation expense could be materially different in the future.

The following table summarizes the weighted-average assumptions used in estimating the grant date fair value of our stock options:

	Fiscal Year Ended
	Oct. 3, 2015	Oct. 1, 2016	Sept. 30, 2017
Expected term (years)	6.25	6.25	6.25
Risk-free interest rate	1.73%	1.29%	1.95%
Weighted average volatility	41.14%	36.64%	32.40%
Expected dividend yield	0.00%	0.00%	0.00%

In addition, we estimate at the time of grant the expected forfeiture rate and only recognize expense for those stock-based awards expected to vest. We estimate the forfeiture rate of our stock-based awards based on an analysis of our actual forfeitures and other factors such as employee turnover. The impact from a forfeiture rate adjustment would be recognized in the period in which the forfeiture rate changes and, if the actual number of future forfeitures differs from our prior estimates, we may be required to record adjustments to stock-based compensation.

Common Stock Valuations

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous factors to determine the best estimate of fair value of our common stock, including the following:

•	independent third-party valuations of our common stock;

•	the prices at which we sold shares of our convertible preferred and common stock to outside investors in arms-length transactions;

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	our operating results, financial position and capital resources;

•	current business conditions and projections;

•	the lack of marketability of our common stock;

•	the hiring of key personnel and the experience of our management;

•	the introduction of new products;

•	our stage of development and material risks related to our business;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

•	industry trends and competitive environment;

•	trends in consumer spending, including consumer confidence; and

•	overall economic indicators, including gross domestic product, employment, inflation and interest rates, and the general economic outlook.

We performed valuations of our common stock that took into account the factors described above. We primarily used the market approach to determine the equity value of our business. We used the guideline public company method in applying the market approach. The guideline public company method was based upon the premise that indications of value for a given entity can be estimated based upon the observed valuation multiples of comparable public companies, the equity of which is freely traded by investors in the public securities markets. The resulting common stock value was then discounted by a non-marketability factor. Public company trading revenue multiple comparisons provided a quantitative analysis that our board of directors reviewed in addition to the qualitative factors described above in order to determine the fair value of our common stock.

Following this offering, it will not be necessary to determine the fair value of our common stock using these valuation approaches as shares of our common stock will be traded in the public market.

Based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of stock options outstanding as of September 30, 2017 was $        million, with $        million related to vested stock options. As of September 30, 2017, we had $74.9 million of unrecognized stock-based compensation cost which is expected to be recognized over a weighted-average period of 2.8 years.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and foreign currency risks as follows:

Interest Rate Risk

As of September 30, 2017, we had cash and cash equivalents of $130.6 million, which consisted primarily of cash on hand and bank deposits. Such interest-earning instruments carry a degree of interest rate risk due to floating interest rates. However, historical fluctuations of interest income have not been significant.

As of September 30, 2017, we had indebtedness of $40.0 million under the Amended Term Loan with Gordon Brothers Finance Company. The borrowings bore interest at a rate of 10.7% as of September 30, 2017.

To date, we have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Foreign Currency Risk

To date, all of our inventory purchases have been denominated in U.S. dollars. Our international sales are primarily denominated in foreign currencies and any unfavorable movement in the exchange rate between the

U.S. dollar and the currencies in which we conduct sales in foreign countries could have an adverse impact on our revenue. A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies, which are also subject to fluctuations due to changes in foreign currency exchange rates. In addition, our suppliers incur many costs, including labor costs, in other currencies. To the extent that exchange rates move unfavorably for our suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our gross margin. In addition, a strengthening of the U.S. dollar may increase the cost of our products to our customers outside of the United States. Our operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that the exposure to foreign currency fluctuation from operating expenses is relatively small at this time as the related costs do not constitute a significant portion of our total expenses.

We recognized net losses of $10.0 million and $2.2 million from foreign currency gains and losses in fiscal 2015 and 2016, respectively, and gains of $3.2 million from foreign currency gains and losses in fiscal 2017. Based on transactions denominated in currencies other than respective functional currencies as of September 30, 2017, a hypothetical adverse change of 10% would have resulted in an adverse impact on income before income taxes of approximately $47 million for fiscal 2017.

At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities could have on our results of operations.

Recent Accounting Pronouncements

See Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of recent accounting pronouncements.

BUSINESS

Company Overview

Sonos was founded with a clear mission—to fill every home with music. This mission led us to invent wireless multi-room home audio. Sonos transforms the way people live and interact by restoring the shared experience of music throughout the home. Our home sound system provides an immersive listening experience created by our thoughtfully designed speakers and components, our proprietary software platform and the ability to wirelessly stream the content our customers love from the services they prefer.

Sonos sits at the intersection of emerging trends driving the future of home entertainment. The proliferation of streaming services and the rapid adoption of voice assistants are significantly changing audio consumption habits and how consumers interact with the internet. As the leading home sound system for consumers, content partners and developers, Sonos is poised to capitalize on the large market opportunity created by these dynamics.

We debuted the world’s first wireless multi-room home sound system in 2005. Today, our products include wireless speakers, home theater speakers and components to address consumers’ evolving home audio needs. We launched our first voice-enabled wireless speaker, the One, in October 2017. In addition to new product launches, we frequently introduce new features through software upgrades, providing our customers with enhanced functionality and improved sound in the home. We are committed to continuous technological innovation, as evidenced by our growing global patent portfolio of over 500 issued patents and 600 applications. We believe our patents comprise the foundational intellectual property for wireless multi-room audio technology.

Our network of partners provides our customers with access to voice control, streaming music, internet radio, podcasts and audiobook content, enabling them to control and listen to an expansive range of home entertainment. Our platform has attracted a broad range of approximately 100 streaming content providers, such as Apple Music, Pandora, Spotify and TuneIn. These partners find value in our independent platform and access to millions of desirable and engaged customers.

As of September 30, 2017, our customers had registered over 16 million products in more than six million households globally. Based on customer data, we estimate that, on average, our customers listen to approximately 65 hours of content per month and to approximately 80% more music after purchasing their first Sonos product. We also estimate that our customers listened to more than 4.6 billion hours of audio content using our products in fiscal 2017, which represents 33% growth from fiscal 2016.

Our innovative products, seamless customer experience and expanding global footprint have driven 12 consecutive years of sustained revenue growth since our first product launch. We generate revenue from the sale of our wireless speakers, home theater speakers and component products, as new customers buy our products and existing customers continue to add products to their Sonos home sound systems. In fiscal 2017, existing customers accounted for approximately 35% of new product registrations. We sell our products primarily through over 10,000 third-party physical retail stores, including custom installers of home audio systems. We also sell through select e-commerce retailers and our website sonos.com. Our products are distributed in over 50 countries, with 50% of our revenue in fiscal 2017 generated outside the United States and Canada.

We generated revenue of $993 million in fiscal 2017, a 10% increase from $901 million in fiscal 2016. In fiscal 2017, our net loss was $14.2 million and our adjusted EBITDA was $56.0 million. See the section titled “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA.

Market Opportunity

Technological innovation is changing how people interact with the internet in the home. Rapid adoption of streaming services and voice assistants provides consumers frictionless access to an unprecedented breadth and depth of content, transforming how people live, listen to music and experience entertainment.

Source: Futuresource.

Streaming Driving Transformation in Audio Consumption

Streaming music is fueling the music industry’s growth as it drives increasing music consumption and an expanding breadth of content available to consumers. Futuresource estimates that the number of global paid subscribers to streaming music services grew from 29 million in 2013 to approximately 124 million in 2016, and projects this number to grow to 293 million by 2021. Increased adoption of streaming music is accelerating consumption of audio content. According to Nielsen, the average number of hours spent listening to music per week in the United States has increased 37% in two years to over 32 hours in 2017. These dynamics have revitalized the music industry, which had suffered declines for over a decade. The recorded music industry had revenue growth of 6% in 2016, while streaming music revenue increased 60% over the same period, according to the International Federation of the Phonographic Industry. Despite the recent growth in number of paid subscribers, streaming music services are still in their early stages of adoption with only 3% penetration of smartphones globally as of December 31, 2016, based on estimates by Futuresource and the World Cellular Information Service.

Streaming has also transformed the consumption of other types of audio content including podcasts and audio books. According to Activate, the number of podcast hours consumed annually in the United States will grow from 6 billion in 2016 to 15 billion in 2021, representing a 20% compound annual growth rate.

Voice Assistants Disrupting Home Audio

Voice assistants are disrupting the home audio industry by changing what consumers expect from a home speaker. Speakers are now expected to be voice-enabled, software-driven, Wi-Fi-connected computers that can fulfill requests for any audio content, answer questions or complete tasks by listening and responding. Music is at the epicenter of this disruption, with 75% of consumers using their voice-enabled speakers to stream music, according to industry research, despite the fact that such products have not been primarily designed for music consumption. The transition from speakers as passive, standalone devices to internet connected systems that can deliver sound and control other home experiences is rapidly accelerating. Industry research projects that by 2022, 55% of U.S. households will have at least one voice-enabled speaker.

These trends provide a glimpse into the opportunity for consumers to enjoy what we call the Sonic Internet—where the internet’s sound content, such as music, movies, TV shows, video games, podcasts and virtual and augmented reality, can be controlled by voice and played out loud in the home. We believe that the Sonic Internet is in its infancy and has the potential to transform how we interact with digital content and services in the home.

Existing products from traditional home audio companies and diversified technology companies are not designed to capture the full potential of the Sonic Internet. Traditional home audio products, which include passive speakers, receivers, speaker docks and sound bars, generally lack the software and wireless networking capabilities required to provide a multi-room home sound experience integrated with voice control and partner content. In addition, poorly conceived audio technology has infiltrated our homes through the rapid diffusion of devices—computers, tablets, mobile phones and flat-screen TVs—that are not designed or optimized for sound. Large, diversified technology companies are attempting to capitalize on the expansion of voice control to drive consumers towards their web services, such as e-commerce and search. To date, they have created discrete devices that are not optimized for sound throughout the home and often constrain consumers to a specific partner ecosystem. We believe there is a significant opportunity to provide a seamless sound experience that brings connectivity, freedom of content choice, ease of use and high-fidelity sound to the connected home.

Our Solution

Since our founding, we have focused on creating and enhancing a reliable, wireless multi-room home sound system that simply works. The Sonos home sound system integrates our speakers, proprietary software platform and a robust partner ecosystem to enable an immersive sound experience throughout the home. We manage the complexity of delivering a seamless customer experience in a multi-user and open-platform environment. The Sonos home sound system is easy to set up, use and expand to bring the Sonic Internet to any room in the home. Through our software platform, we frequently upgrade features and services on our products, improving functionality and customer experience.

Our Speakers and Components

Our portfolio of products encourages customers to uniquely tailor their Sonos sound systems to best meet their home sound and design preferences.

•	Wireless Speakers. Our wireless speakers can be enjoyed individually or together to create an immersive, whole home audio experience based on our customers’ preferences. Our wireless speakers include our PLAY:1, PLAY:3 and PLAY:5, as well as the recently released One, which includes native voice control.

•	Home Theater Speakers. Our home theater products include speakers and a subwoofer designed to play audio content from TV/video. While these speakers provide the same immersive music experience as our wireless speakers, they are most often utilized to enhance a customer’s home theater experience. Our home theater products include PLAYBAR, PLAYBASE and SUB, and work seamlessly with our wireless speakers to create 3.1 or 5.1 surround sound.

•	Components. Our CONNECT and CONNECT:AMP allow customers to convert third-party wired speakers, stereo systems or home theater setups into our easy-to-use, wirelessly controlled streaming music system. These products are frequently purchased by custom installation professionals.

Our Software

Our proprietary software is the foundation of the Sonos home sound system and further differentiates our products from those of our competitors. We have been developing our core software technology for over 15 years, enabling our speakers to connect wirelessly across multiple rooms, receive feature upgrades remotely and digitally optimize sound quality. Our software provides the following key benefits:

•	Multi-Room Experience. Our system enables our speakers to work individually or together in synchronized playback groups, powered by wireless mesh network capabilities to route and play audio optimally. While wireless multi-room audio technology is complex, our system is designed to make the customer experience of playing music in any or every room of the home effortless.

•	Enhanced Functionality Through Software Upgrades. Our platform enables us to understand and enhance our customers’ listening and control experience, delivering feature updates and intelligent customization through remote software upgrades and cloud-based services. We push updates and new features, improving our customers’ existing Sonos products to deliver value and an enhanced customer experience. For example, we recently launched voice control of existing Sonos speakers through Amazon’s Alexa technology. These updates not only provide new features but also allow us to regularly improve the sound profile of our speakers.

•	Intuitive and Flexible Control. Despite the technical challenges of delivering wireless multi-room audio, we have designed our system for easy setup and intuitive use. Our customers can control their experiences through the Sonos app, voice control or an expanding number of third-party apps and smart devices. Our app offers multi-service access on one interface, enabling customers to search and curate content from different streaming music services and control sound in their homes. As our customers navigate across different controllers, our technology synchronizes the control experience across the Sonos platform to deliver the music and entertainment experience they desire. This continuity of control allows multiple individuals in a household to control the music and the rooms in which they listen.

•	Advanced Acoustics. We have made significant investments in our engineering team and audio technology, which have enabled us to create speakers that produce high-fidelity sound. For example, we invented technology to allow two of our speakers to pair wirelessly and create multi-channel sound, thereby enabling a much broader sound field. In addition, our Trueplay technology utilizes the microphones on an iOS device to analyze room attributes, speaker placement and other acoustic factors that can impact sound quality. Using proprietary software algorithms, Trueplay then acoustically adjusts how each woofer and tweeter produce sound so each speaker is optimally tuned for the room it is in and our customers hear the best sound possible.

Our Partner Ecosystem

We have built a platform that attracts partners to enable our customers to play the content they love from the services they prefer. Our partners span across content, control and third-party applications:

•	Content. We partner with a broad range of content providers, such as streaming music services, internet radio stations and podcast services, allowing our customers to enjoy their audio content from whichever source they desire. Sonos currently partners with approximately 100 streaming services, such as Apple Music, Pandora and Spotify. This strategy provides customers with the music services they care about. Radio by TuneIn is built directly into Sonos products, providing free and instant access to over 100,000 local and international radio stations and shows from every continent. Beyond music, Sonos supports a rapidly growing number of podcasts, as well as audiobooks on Audible.

•	Control. We provide our customers with multiple options to control their home audio experiences, including voice control and direct control from within selected streaming music service apps. Voice control is transforming how individuals navigate technology in the home. We recently introduced voice control with Amazon’s Alexa technology and we expect the number of our voice assistant partnerships to grow over time, including plans to incorporate voice control by Apple’s Siri and Google Assistant in 2018. We also offer our customers the ability to control Sonos on their favorite apps, such as Google Music, Pandora, Spotify and Tidal, through our direct control feature. We plan to enable direct control capabilities with other streaming service partners.

•	Third-Party Applications. We partner with third-party developers, including home automation integrators such as Crestron. These partners are building new applications and services on top of the Sonos platform, increasing customer engagement with our home sound system and creating new experiences for our customers. In 2018, we plan to provide additional developers access through our open application programming interfaces to further increase the number of applications and services on the Sonos platform.

Our Competitive Strengths

We believe the following combination of capabilities and features of our business model distinguish us from our competitors and position us well to capitalize on the opportunities created by the Sonic Internet:

•	Leading Home Sound System. We have developed and refined our home sound system with a singular focus for over 15 years. Unencumbered at the outset by any legacy products, we developed a robust wireless mesh network with intelligence built into each speaker to provide an uninterrupted listening experience and to address the move to cloud-based content. Our effort has resulted in significant consumer awareness and market share among home audio professionals. For example, a 2017 product study by a leading home audio publication of the top 100 custom integrator professionals ranked Sonos as the leading brand in the wireless audio, soundbar and subwoofer categories. Our 76% share in the wireless audio category among these industry professionals significantly outpaces the 17% share of the second place competitor. Together with our platform partners, we deliver an immersive sound experience for virtually any audio content on the internet. We believe this has led to the Sonos brand becoming synonymous with multi-room music.

•	Platform Enables Freedom of Choice for Consumers. Our broad and growing network of partners provides our customers with access to voice control, streaming music, internet radio, podcasts and audiobook content, enabling them to listen to the content they love from the services they prefer. Our platform attracts a broad set of content providers, including leading streaming music services, and third-party developers. We believe these partners find value in the independent nature of our platform and access to millions of desirable customers. Further, we believe the opening of our third-party developer portal in 2018 will allow developers to expand the use cases of our platform, further entrenching Sonos in the home. Our partner ecosystem improves our customer experience, attracting more customers to Sonos.

•	Differentiated Consumer Experience Creates Engaged Households. We deliver a differentiated customer experience to millions of households every day, cultivating a passionate and engaged customer base. Based on customer data, we estimate that, on average, our customers listen to approximately 65 hours of content per month and to approximately 80% more music after purchasing their first Sonos product. Engagement with Sonos products is enduring, as demonstrated by the fact that of the over 16 million products we have registered since 2005, 93% received software updates in fiscal 2017. This long-term engagement with our products and our ability to continuously improve the functionality of our existing products through software updates leads to attractive economics as customers add products to their Sonos home sound systems.

•	Commitment to Innovation Drives Continuous Improvement. We have made significant investments in research and development for over 15 years, and believe that we own the foundational intellectual property of wireless multi-room audio. We have significantly expanded the size of our patent portfolio in recent years, which now includes more than 500 issued patents and 600 applications, with focus on the ability to stream content over Wi-Fi to multiple rooms in the home. Our commitment to innovation has been recognized by technical professionals. In 2017, the strength of our patent portfolio placed us 2nd in Electronics and 19th overall in IEEE’s Patent Power Report. We have also invested in prototyping and testing equipment in our labs and facilities that have allowed us to speed up the new product development cycle, decreasing the time to market for our innovative products. In addition, our software engineers continuously improve our products, building new functionality and features atop our software platform.

•	Home Sound System Expansion Drives Attractive Financial Model. We generate significant revenue from customers purchasing additional products to expand their Sonos home sound systems, which has contributed to 12 straight fiscal years of positive revenue growth. Existing households represented approximately 35% of new product registrations in fiscal 2017. We believe this aspect of our financial model will continue to be critical in sustaining our revenue growth over the long-term.

Our Growth Strategies

Key elements of our growth strategy include:

•	Consistently Introduce Innovative Products. We believe our business has achieved a scale and our learning from our customers has evolved to a point where we are now able to increase the pace of product introductions to more successfully deliver the products our customers want with the quality they have come to expect from Sonos. To address our market opportunity, we have developed a long-term roadmap to deliver innovative products and software-enabled platform enhancements. Executing on our roadmap will position us to acquire new households, increase sales to existing households and improve the customer experience. Our recent launch of the One is a key step in the execution of our roadmap.

•	Expand Partner Ecosystem to Enhance Platform. We intend to deepen our relationships with our current partners and expand our partner ecosystem to provide our customers access to streaming music services, voice assistants, internet radio, podcasts and audiobook content. We recently introduced voice control with Amazon’s Alexa technology, and plan to incorporate Apple’s Siri and Google Assistant in 2018. Additionally, we are opening our developer program in 2018 to help developers expand the use cases of our platform, further entrenching Sonos in the home. We will continue to work with our partners to design and deliver rich sound experiences across different services to offer our customers a greater range of content and control choices. We believe initiatives such as these will increase customer engagement and help expand our overall customer base.

•	Build Direct Relationships with Existing and Prospective Customers. We intend to continue to build direct relationships with current and prospective customers through sonos.com and the Sonos app to drive sales. Through these direct relationships, we are able to more effectively market our products through targeted outreach and drive more revenue from our website, thereby enhancing our gross margin profile. We will also leverage the Sonos app and customer relationship management tools to learn from our relationships with our existing customers to make thoughtful recommendations to improve their Sonos experiences. We will continue to use retail locations and our Sonos concept stores to further build our brand and provide superior product demonstration experiences.

•	Increase Brand Awareness in Existing Geographic Markets. We intend to increase our household penetration rates in our existing geographic markets by investing in brand awareness, expanding our product offerings and growing our partner ecosystem. As paid streaming and voice technology adoption in our key markets increases, we intend to utilize our brand to capture share of the expanding number of addressable households. For example, even in our largest market, the United States, we have sold into 2.4 million households as of September 30, 2017, which is a relatively small percentage of the approximately 125 million total U.S. households.

•	Invest in Geographic Expansion. Geographic expansion represents a significant growth opportunity in currently unserved countries. Many of these countries, particularly those in Asia, Latin America and Eastern Europe, benefit from the proliferation of streaming content services, strengthening Wi-Fi infrastructure and increasing adoption of voice-enabled devices. For example, we do not currently operate in Japan, yet the country is the second largest music market in the world and streaming music growth is beginning to accelerate. We intend to expand into new countries by employing country-specific marketing campaigns and distribution channels.

Our Products

We believe that everyone’s home is unique, and we have created a range of products with compelling fit, design and acoustic performance at varying price points that allow our customers to uniquely tailor their Sonos home sound systems. Our speakers and components are sold under the Sonos brand and are comprised of wireless speakers, home theater speakers and components.

Our Speakers and Components

One is our first voice-enabled speaker. Launched in October 2017, the One combines the mass appeal of our PLAY:1 speaker with Amazon’s Alexa voice assistant integration. The One has a U.S. manufacturer’s suggested retail price, or U.S. MSRP, of $199.

PLAY:1 is our entry level wireless speaker which fits in nearly any space and fills any room with sound. Two PLAY:1s can create a wireless stereo pair or home theater rear speakers. PLAY:1 has a U.S. MSRP of $149.

PLAY:3 is a mid-size wireless speaker that provides stereo sound. PLAY:3 fits in tall and narrow or short and wide spaces, providing a deep bass for a speaker of its size. PLAY:3 has a U.S. MSRP of $249.

PLAY:5 is our flagship wireless speaker which fills a large room with sound and can be deployed in either a horizontal or vertical orientation. PLAY:5 has a U.S. MSRP of $499.

PLAYBAR is a home theater soundbar and streaming music speaker in one device. PLAYBAR adds full-theater sound for televisions and syncs wirelessly with our SUB product and two wireless speakers to create 5.1 surround sound. PLAYBAR has a U.S. MSRP of $699.

PLAYBASE is the home theater and streaming music speaker for TVs that sit on stands and furniture. PLAYBASE combines low profile design and full-theater sound. PLAYBASE has a U.S. MSRP of $699.

SUB is a subwoofer that adds powerful, deep-impact bass to any Sonos wireless speaker or home theater speaker. SUB has a U.S. MSRP of $699.

CONNECT brings wireless streaming music to third-party audio equipment, such as a stereo or receiver. CONNECT has a U.S. MSRP of $349.

CONNECT:AMP brings wireless streaming music to third-party standalone indoor or outdoor speakers. CONNECT:AMP has a U.S. MSRP of $499.

Sonos App

We offer our customers a single mobile app that controls the Sonos home sound system and the entire listening experience. Customers can stream different audio content to speakers in different rooms or the same audio content synchronized throughout the entire home. Additionally, the Sonos app enables universal search, the ability to search for audio content across their streaming services and owned content to easily find, play or curate their favorite music.

Sales and Marketing

We sell our products primarily through over 10,000 third-party physical retail stores, including custom installers of home audio systems, and our products are distributed in over 50 countries. The majority of our products are sold in the United States through traditional physical retailers, including on their websites, and through online retailers, such as Amazon. We sell our products to custom installers who bundle our products with services that they sell to their customers. We also sell our products in the United States directly through our website sonos.com. We sell products internationally through distributors and to retailers. These retailers also sell products offered by our competitors. In fiscal 2017, Best Buy accounted for 16% of our revenue and the ALSO Group, our distributor in Germany, Sweden, Denmark and Norway, accounted for 12% of our revenue.

Our marketing investments are focused on increasing brand awareness through advertising, public relations and brand promotion activities, including digital, out-of-home, print, sponsorships, brand activations and channel marketing. Our concept stores in New York City and London provide immersive listening experiences to drive brand awareness. We intend to continue to invest significant resources in our marketing and brand development efforts, including investing in capital expenditures on product displays to support our retail channel partners.

Research and Development

Our research and development team develops new products and improves and enhances our existing products. We leverage the data that we gather from our products in the development of new features and enhancements to the Sonos home sound system.

As of September 30, 2017, we had 478 employees in research and development. Our research and development expenses were $101 million, $108 million and $124 million in fiscal 2015, 2016 and 2017, respectively. We intend to continue to significantly invest in research and development to bring new products to market and expand our platform and capabilities.

Manufacturing, Logistics and Fulfillment

We outsource the manufacturing of our speakers and components to a contract manufacturer, using our design specifications. Our products are manufactured by Inventec in China. Our contract with Inventec does not obligate Inventec to supply products to us in any specific quantity, except as specified in our purchase orders that are aligned with forecasts based on terms and conditions of the contract. Our relationship with Inventec is non-exclusive and Inventec manufactures products for companies that compete directly with us, and Inventec can terminate its agreement with us for any reason with 180 days’ advance notice. Inventec procures most of the components that comprise our products. Inventec assembles our products to demand forecasts we establish based upon historical trends and analysis from our sales and product management functions. Inventec ships the vast majority of our products to our third-party warehouses located in California and the Netherlands, and we then ship to our distributors, retailers and directly to our customers.

We use a small number of logistics providers for substantially all of our product delivery to both distributors and retailers. This approach allows us to reduce order fulfillment time, reduce shipping costs, and improve inventory flexibility.

Competition

We compete against established, well-known sellers of speakers and home sound systems such as Bang & Olufsen, Bose, Samsung (and its subsidiaries Harman and JBL), Sony and Sound United (and its subsidiaries Denon and Polk), and against developers of voice-enabled speakers and other voice-enabled products such as Amazon, Apple and Google. Many of these companies have significant market share, diversified product lines, well-established supply and distribution systems, strong worldwide brand recognition, loyal customer bases and significant financial, marketing, research, development and other resources. In some cases, our competitors are also our partners in our product development and resale and distribution channels, and while the presence of these competitors in the market has increased consumer awareness of products and contributed to the growth of the overall market, their resources and brand recognition pose significant competitive challenges. We expect competition to intensify in the future as more companies enter these market and consumer demand for internet-based delivery of audio content to increase.

The principal competitive factors in our market include:

•	brand awareness and reputation;

•	breadth of product offerings;

•	price;

•	sound quality;

•	multi-room and wireless capabilities;

•	customer support;

•	product quality and design;

•	ease of set up and use; and

•	network of technology and content partners.

We believe we compete favorably with our competitors on the basis of the factors described above.

Government Regulation

Our business and products are subject to numerous U.S. federal and state and foreign laws and regulations covering a wide variety of subject matters. These laws and regulations include general business regulations and laws, as well as regulations and laws specific to providers of internet-delivered streaming services and devices. New laws and regulations in these areas may have an adverse effect on our business. The costs of compliance with these laws and regulations are high and are likely to increase in the future. If we fail to comply with these laws we may be subject to significant liabilities and other penalties.

In particular, our business is subject to foreign and U.S. federal and state laws and regulations applicable to companies conducting business using the internet. Both domestic and international jurisdictions vary widely as to how or whether existing laws governing areas such as personal privacy and data security, consumer protection, payment processing or sales and other taxes and intellectual property apply to the internet and e-commerce, and these laws are continually evolving. Moreover, the laws governing these areas, as well as those governing electronic contracts and internet content and access restrictions, among other areas, are rapidly evolving. The laws in these areas are unsettled and future developments are unpredictable. Laws that lead to more stringent regulation of companies engaging in businesses using the internet may have a negative impact on our business.

We are also subject to both general and e-commerce specific privacy laws and regulations that may require us to provide users with our policies on sharing information with third parties and advance notice of any changes to these policies. Related laws may govern the manner in which we store or transfer sensitive information or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. International jurisdictions impose different, and sometimes more stringent, consumer and privacy protections. Such consumer privacy laws are constantly changing and may become more diverse and restrictive over time, challenging our ability to fully comply with these laws in all jurisdictions.

Tax regulations in domestic and international jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, to additional taxes or to requirements intended to assist jurisdictions with their tax collection efforts. New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the internet and e-commerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for e-commerce is likely to result in more laws and regulations that impose additional compliance burdens on e-commerce companies, and any such developments could harm our business.

In addition, the internet is a vital component of our business and also is subject to a variety of laws and regulations in jurisdictions throughout the world. We expect to rely on the historical openness and accessibility of the internet to conduct our business, and government regulations that impede or fail to preserve the open internet could harm our business. To the extent regulatory agencies adopt rules that allow network operators to restrict the flow of content over the internet, such operators may seek to extract fees from us or our content partners to deliver our traffic or may otherwise engage in blocking, throttling or other discriminatory practices with respect to our traffic, which could adversely impact our business.

Our content partners also are subject to a wide range of government regulations that may vary by jurisdiction. Because our business depends in part on the availability of third-party content delivered over the internet, increased regulation of our content partners or changes in laws or regulations governing internet retransmission of third-party content could increase our expenses and adversely affect our business and the attractiveness of our platform.

Intellectual Property

Intellectual property is an important aspect of our business, and we seek protection for our intellectual property as appropriate. To establish and protect our proprietary rights, we rely upon a combination of patent, copyright, trade secret and trademark laws and contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. These laws, procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Furthermore, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions.

As of September 30, 2017, we had been granted more than 500 patents and had over 600 patent applications pending. Our patents expire between 2024 and 2036. Our patents and patent applications focus on technology for the ability to stream content wirelessly to multiple rooms in the home. We continually review our development efforts to assess the existence and patentability of new intellectual property. We pursue the registration of our domain names, trademarks and service marks in the United States and in certain locations outside the United States. To protect our brand, we file trademark registrations in some jurisdictions.

We also enter into licensing agreements with our third-party content partners to provide access to a broad range of content for our customers. The termination of these licensing agreements with our third-party content partners could limit our ability to provide access of a number of different content providers to our customers.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows.

Facilities

We currently lease 33,280 square feet of office space for our current corporate headquarters in Santa Barbara, California under a lease agreement that expires in 2019, and we have the option to renew this lease for an additional five years. We have 98,555 square feet of additional office space in Santa Barbara under leases that expire at varying times through 2025. We also lease 169,465 square feet of office space in Boston, Massachusetts. We have additional U.S. offices and facilities in New York City and Seattle. We also have international offices and facilities in Australia, China, Denmark, France, Germany, the Netherlands, Sweden and the United Kingdom under leases that expire at varying times through 2025. We believe that our facilities are sufficient for our current needs. We intend to add new facilities or expand existing facilities in certain locations as we add staff or expand our geographic markets, and we believe that suitable additional space will be available as needed to accommodate any such expansion of our organization.

Employees

As of September 30, 2017, we had 1,416 full-time employees, including 478 in research and development, 622 in sales and marketing and 282 in general and administrative and operations. Of our full-time employees, 935 were in the United States and 481 were in our international locations. Other than our employees in France and the Netherlands, none of our employees are represented by a labor union and or covered by a collective bargaining agreement. We have not experienced any work stoppages. We consider our relationship with our employees to be good.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of December 21, 2017:

Name	Age	Position(s)

Patrick Spence	43	Chief Executive Officer and Director

Michael Giannetto	54	Chief Financial Officer

Joy Howard	48	Chief Marketing Officer

Nicholas Millington	41	Chief Product Officer

Matthew Siegel	44	Chief Commercial Officer

Robert Bach(1)	55	Director

Brittany Bagley(2)	34	Director

Karen Boone(1)	43	Director

Thomas Conrad(2)	48	Director

Julius Genachowski(3)	55	Director

John Maeda(2)	51	Director

Michelangelo Volpi(3)	51	Director and Chairperson

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Patrick Spence has served as our Chief Executive Officer and as a member of our board of directors since January 2017, and as our President since July 2016. Previously, Mr. Spence served as our Chief Commercial Officer from June 2012 to June 2016. Prior to Sonos, from August 2011 to June 2012, Mr. Spence was the Senior Vice President and the Managing Director of Global Sales and Regional Marketing at BlackBerry Limited, a consumer electronics company. Mr. Spence holds a B.A. in business administration from the Ivey Business School at the University of Western Ontario. Mr. Spence was selected to serve as a member of our board of directors due to the perspective and experience he brings as our Chief Executive Officer and due to his extensive experience managing technology companies.

Michael Giannetto has served as our Chief Financial Officer since October 2012. From September 2008 to June 2011, Mr. Giannetto served as the Chief Financial Officer of Vistaprint N.V., a provider of business and consumer printing products and services, and served as the Senior Vice President of Finance of Vistaprint from May 2003 to August 2008. From May 2001 to May 2003, Mr. Giannetto was the Corporate Controller of ePresence, Inc., a technology consulting company. Prior to ePresence, Mr. Giannetto spent 14 years in the finance operations of Data General Corporation, a mini-computing and storage company, which was acquired by EMC Corporation in 1999. Among other roles, he served as the Controller for Latin America and Canada operations at EMC Corporation and the Director of Corporate Planning and Accounting at Data General. Mr. Giannetto holds a B.S. in accounting from Bentley University and an M.B.A. from the F.W. Olin Graduate School of Business at Babson College.

Joy Howard has served as our Chief Marketing Officer since June 2015. Prior to Sonos, from September 2013 to April 2015, Ms. Howard served as the Vice President of Marketing of Patagonia, Inc., an apparel company. Ms. Howard served as a Vice President of Global Marketing at Nike, Inc., a sportswear and apparel company, from June 2012 to August 2013, and as a Vice President of Marketing at Nike from November 2010 to May 2012, focusing on Nike’s Converse subsidiary. Prior to Nike, Ms. Howard held various roles at The Coca-Cola Company, a multinational beverage company, including serving as its Global Marketing Director from May 2010 to October 2010, as its Marketing Director for Europe, Middle East and Africa from July 2007 to May 2010 and as a Senior Brand Manager from April 2006 to July 2007. Ms. Howard holds a B.A. in political science from Agnes Scott College and an M.B.A. from the Kenan-Flagler Business School at the University of North Carolina at Chapel Hill.

Nicholas Millington has served as our Chief Product Officer since February 2017. Mr. Millington previously served as our Vice President and Chief of Staff of Product from February 2010 to January 2017, as our Director of Advanced Development and Architecture from November 2006 to February 2010 and as our Director of Software Development from April 2003 to October 2006. Prior to Sonos, from June 1998 to April 2003, Mr. Millington served as a Software Design Engineer Lead, SharePoint for Microsoft Corporation, a technology company. Mr. Millington holds a B.S.E. in electrical engineering from Duke University.

Matthew Siegel has served as our Chief Commercial Officer since September 2017. Prior to Sonos, from April 2014 to August 2017, Mr. Siegel served as the Vice President/Managing Director of Global E-Commerce of Nike, Inc., a sportswear and apparel company. From December 2008 to February 2014, Mr. Siegel was an Executive Vice President Digital Commerce at Ann, Inc., a national clothing retailer. Mr. Siegel holds a B.S. in communications studies from Northwestern University.

Non-Employee Directors

Robert Bach has served as a member of our board of directors since August 2011. Mr. Bach previously held various roles at Microsoft Corporation, a technology company, from 1988 until his retirement in 2010. At Microsoft, Mr. Bach served as the President of Entertainment and Devices from 2006 to 2010 and as Senior Vice President of the Home and Entertainment Division from 2000 to 2006, in addition to numerous other leadership positions during his tenure at Microsoft. Mr. Bach holds a B.A. in economics from the University of North Carolina at Chapel Hill and an M.B.A. from the Stanford University Graduate School of Business. Mr. Bach was selected to serve as a member of our board of directors due to his experience in developing and bringing to market internet-based products that rely on hardware, software and services.

Brittany Bagley has served as a member of our board of directors since September 2017. Ms. Bagley currently serves as a Managing Director of Kohlberg Kravis Roberts & Co. L.P., a global investment firm, a position she has held since December 2017, and previously served in other roles at KKR from July 2007 to December 2017. Prior to joining KKR, Ms. Bagley was an Analyst at The Goldman Sachs Group, Inc., an investment banking firm. She holds a B.A. from Brown University. Ms. Bagley was selected to serve as a member of our board of directors due to her extensive experience with technology companies.

Karen Boone has served as a member of our board of directors since June 2017. Ms. Boone is currently the Co-President, Chief Financial and Administrative Officer of Restoration Hardware, Inc., a home furnishings company, a position she has held since May 2014. Ms. Boone previously served as Restoration Hardware’s Chief Financial Officer from June 2012 to May 2014. Prior to Restoration Hardware, Ms. Boone held various roles at Deloitte & Touche LLP, an accounting and consulting firm, from December 1996 to June 2012, and most recently served as an Audit Partner from 2010 to 2012. Ms. Boone holds a B.S. in business economics from the University of California, Davis and is a Certified Public Accountant. Ms. Boone was selected to serve as a member of our board of directors due to her extensive accounting and management experience.

Thomas Conrad has served as a member of our board of directors since March 2017. Mr. Conrad is currently the Vice President of Product at Snap Inc., a camera company, a position he has held since March 2016. Prior to Snap, Mr. Conrad served as the Chief Technology Officer of Pandora Media, Inc., a streaming music service company, from July 2004 to June 2014, and as the Executive Vice President of Product from July 2004 to March 2014. Mr. Conrad holds a B.S.E in computer science from the University of Michigan. Mr. Conrad was selected to serve as a member of our board of directors due to his management experience and his experience in the development of music-based technology products.

Julius Genachowski has served as a member of our board of directors since September 2013. Mr. Genachowski is currently a Managing Director of The Carlyle Group, a global alternative asset management firm, a position he has held January 2014. Previously, Mr. Genachowski served as the Chairman of the U.S. Federal Communications Commission from June 2009 to May 2013. Mr. Genachowski has held senior executive positions at IAC/InterActiveCorp, a media and internet company, and has also served as a director of or advisor to various companies. Mr. Genachowski currently serves on the boards of directors of Mastercard Incorporated and Sprint Corporation. Mr. Genachowski holds a B.A. in history from Columbia University and a J.D. from Harvard Law School. Mr. Genachowski was selected to serve on our board of directors due to his experience in the technology, communications and media industries, his expertise in regulatory matters and his experience serving on the boards of directors of public companies.

John Maeda has served as a member of our board of directors since June 2012. Mr. Maeda currently serves as the Global Head of Computational Design and Inclusion at Automattic, Inc., a web development company, a position he has held since August 2016. Before Automattic, Mr. Maeda served as a Design Partner at Kleiner Perkins Caufield & Byers, a venture capital firm, from December 2013 to August 2016. Prior to Kleiner Perkins, Mr. Maeda served as the President of the Rhode Island School of Design from June 2008 to January 2014, and as a Professor at the Massachusetts Institute of Technology from 1996 to 2008. Mr. Maeda continues to serve as a Strategic Advisor to Kleiner Perkins and also serves on the board of directors of Wieden+Kennedy, a global advertising firm. Mr. Maeda previously served as a Technical Advisory Board Member for Google Inc. He holds an S.M. and an S.B. in electrical engineering and computer science from the Massachusetts Institute of Technology, a Ph.D. in design science from the University of Tsukuba and an M.B.A. from the W.P. Carey School of Business at Arizona State University. Mr. Maeda was selected to serve as a member of our board of directors due to his extensive experience in product design and marketing, and his commitment to bringing diversity and inclusion into design.

Michelangelo Volpi has served as a member of our board of directors since March 2010 and as the Chairperson of our board of directors since November 2010. Since July 2009, Mr. Volpi has served as a General Partner of Index Ventures, a venture capital firm. From June 2007 to July 2009, Mr. Volpi served as the Chief Executive Officer of Joost N.V., an internet premium video services company. From 1994 to June 2007, Mr. Volpi served in various executive roles at Cisco Systems, Inc., a networking and telecommunications company. Mr. Volpi currently serves on the boards of directors of Exor N.V., Fiat Chrysler Automobiles N.V., Pure Storage, Inc. and Hortonworks, Inc. From April 2010 to April 2013, Mr. Volpi served on the board of directors of Telefonaktiebolaget L. M. Ericsson. Mr. Volpi holds a B.S. in mechanical engineering and an M.S. in manufacturing systems engineering from Stanford University and an M.B.A. from the Stanford University Graduate School of Business. Mr. Volpi was selected to serve as a member of our board of directors due to his extensive experience with technology companies.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board Composition

Pursuant to a voting agreement, as amended through October 22, 2013, or the Voting Agreement, Messrs. Bach, Maeda and Volpi and Ms. Bagley were designated to serve as members of our board of directors. Pursuant to the Voting Agreement, Messrs. Bach and Maeda were designated as independent directors, Ms. Bagley was designated as a representative of holders of our Series A convertible preferred stock, Series B convertible preferred stock and Series D convertible preferred stock and Mr. Volpi was designated as a representative of holders of our Series C convertible preferred stock. The Voting Agreement provided for the holders of a majority of the outstanding common stock to designate two directors to serve as the representative of holders of our common stock, one of which shall at all times be our Chief Executive Officer. In January 2017, in connection with his appointment as Chief Executive Officer, Mr. Spence was appointed by our board of directors as a representative of holders of our common stock, and in June 2017, Ms. Boone was appointed by our board of directors as a representative of holders of our common stock. Messrs. Genachowski and Conrad were appointed by our board of directors as independent directors in September 2013 and March 2017, respectively. Messrs. Bach, Conrad, Genachowski, Maeda, Spence and Volpi and Mmes. Bagley and Boone continue to serve on our board of directors and will continue to serve as directors until their resignation or until their successors are duly elected by the holders of our common stock, despite the fact that the Voting Agreement will terminate upon the completion of this offering.

Our restated certificate of incorporation and our restated bylaws that will become effective immediately prior to the completion of this offering will divide our board of directors into three classes, with staggered three-year terms:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2019;

•	Class II directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2020; and

•	Class III directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2021.

At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election. Upon the completion of this offering, the Class I directors will consist of                 ,                  and                 ; the Class II directors will consist of                 ,                  and                ; and the Class III directors will consist of                  and                 . As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

In addition, we intend to restate our bylaws and certificate of incorporation immediately prior to the completion of this offering to provide that only the board of directors may fill vacancies, including newly created seats, on the board of directors until the next annual meeting of stockholders, subject to limited exceptions. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

This classification of the board of directors and the provisions described above may have the effect of delaying or preventing changes in our control or management. Our restated certificate of incorporation will further provide for the removal of a director only for cause and by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of our directors. See “Description of Capital Stock—Defensive Measures—Restated Certificate of Incorporation and Restated Bylaws Provisions.”

Board Independence

We intend to apply to list our common stock on                 . The listing rules of this stock exchange generally require that a majority of the members of a listed company’s board of directors be independent within specified periods following the completion of an initial public offering. In addition, the listing rules generally require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating committees be independent.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries, or be an affiliated person of the listed company or any of its subsidiaries. Compensation committee members must also satisfy the independence criteria as required by Rule 10C-1 under the Exchange Act.

Our board of directors has determined that none of the members of our board of directors other than Mr. Spence has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of the members of our board of directors other than Mr. Spence is “independent” as that term is defined under the rules of the                .

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website sonos.com. Members serve on these committees until their resignations or until otherwise determined by the board of directors.

Audit Committee

Our audit committee is comprised of Ms. Boone, who is the chair of the audit committee, and Mr. Bach. The composition of our audit committee meets the requirements for independence under the current                  listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Ms. Boone is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K of the Securities Act of 1933, as amended, or the Securities Act.

All audit services to be provided to us and all permissible non-audit services to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee. Our audit committee recommended, and our board of directors adopted, a charter for our audit committee, which will be posted on our website. Our audit committee, among other things:

•	selects a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helps to ensure the independence of the independent registered public accounting firm;

•	discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent accountants, our interim and year-end operating results;

•	develops procedures for employees to anonymously submit concerns about questionable accounting or audit matters; and

•	considers the adequacy of our internal accounting controls and audit procedures.

Compensation Committee

Our compensation committee is comprised of Ms. Bagley, Mr. Conrad and Mr. Maeda. Our compensation committee does not currently have a chair. The composition of our compensation committee meets the requirements for independence under current                  listing standards and SEC rules and regulations. At least two members of this committee are also non-employee directors, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and each member of this committee is an outside director, as defined pursuant to Section 162(m) of the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers and other employees. Our compensation committee, among other things:

•	reviews and determines the compensation of our executive officers and recommends to our board of directors the compensation for our directors;

•	administers our stock and equity incentive plans;

•	reviews and makes recommendations to our board of directors with respect to incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is comprised of Mr. Genachowski, who is the chair of the nominating and governance committee, and Mr. Volpi. The composition of our nominating and corporate governance committee meets the requirements for independence under the current                  listing standards and SEC rules and regulations. Our nominating and corporate governance committee recommended, and our board of directors adopted, a charter for our nominating and governance committee. Our nominating and corporate governance committee, among other things:

•	identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors;

•	conducts searches for appropriate directors;

•	evaluates the performance of our board of directors and of individual directors;

•	considers and makes recommendations to the board of directors regarding the composition of the board and its committees;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of our corporate governance practices and reporting; and

•	makes recommendations to our board of directors concerning corporate governance matters.

Code of Ethics

In connection with this offering, our board of directors has adopted a code of ethics that applies to all of our employees, officers and directors. Following the completion of this offering, the full text of our code of ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to certain provisions of our code of business conduct, or waivers of these provisions, on our website and/or in public filings.

Compensation Committee Interlocks and Insider Participation

Since October 2, 2016, the following members of our board of directors have at one time been members of our compensation committee: Messrs. Conrad and Maeda, Ms. Bagley and David Kerko, a former director. None of them has at any time been one of our officers or employees. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

Director Compensation

During the fiscal year ended September 30, 2017, Mr. Spence, who is our Chief Executive Officer, Ms. Bagley and Mr. Volpi received no additional fees, reimbursements, equity awards or other compensation for their service as members of our board of directors. During the fiscal year ended September 30, 2017, our non-employee directors other than Ms. Bagley and Mr. Volpi received stock option awards for their service as members of our board of directors, as well as reimbursement of direct expenses incurred in connection with such service.

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during the fiscal year ended September 30, 2017.

Name	Fees Earned or Paid in Cash	Stock Option Awards(1)(2)	Total
Robert Bach	$—	$161,491	$161,491
Brittany Bagley	—	—	—
Karen Boone	—	155,265	155,265
Thomas Conrad	—	156,280	156,280
Julius Genachowski	—	201,864	201,864
John Maeda	—	201,864	201,864
David Kerko(3)	—	—	—
Michelangelo Volpi	—	—	—

(1)	The amounts reported in this column represent the aggregate grant date fair value of the stock options granted under our 2003 Stock Plan to our directors during the fiscal year ended September 30, 2017, as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the equity awards reported in this column are set forth in Note 10 to our consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting value for these equity awards and do not correspond to the actual economic value that may be received by our directors from the equity awards.
(2)	Our non-employee directors held the following number of stock options September 30, 2017:

Name	Shares Subject to Outstanding Options
Robert Bach	109,246
Brittany Bagley	—
Karen Boone	15,883
Thomas Conrad	15,883
Julius Genachowski	53,217
John Maeda	20,322
David Kerko	—
Michelangelo Volpi	—

(3)	Mr. Kerko’s term as a member of our board of directors ended September 18, 2017.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information concerning all plan and non-plan compensation awarded to, earned by or paid to our Chief Executive Officer and each of our two other most highly compensated executive officers, whom we collectively refer to as our “named executive officers,” during the fiscal year ended September 30, 2017.

Name and Principal Position	Fiscal Year	Salary	Bonus		Stock Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	Total
Patrick Spence	2017	$350,000	$—		$1,696	$66,500	$418,196
Chief Executive Officer
Michael Giannetto	2017	$350,000	$—		$291,516	$52,500	$694,016
Chief Financial Officer
Joy Howard	2017	$375,000	$125,000	(3)	$300,715	$56,250	$856,965
Chief Marketing Officer

(1)	In November 2016, each of our named executive officers accepted an offer to reprice an outstanding stock option held by such named executive officer, from an exercise price of $37.28 per share to an exercise price of $27.12 per share. No changes to the number of shares underlying the respective stock option or to the vesting schedule of such stock option were made in connection with this repricing. The amounts reported in this column represent the aggregate grant date fair value of the stock options granted under our 2003 Stock Plan to our named executive officers during the fiscal year ended September 30, 2017, as computed in accordance with FASB ASC Topic 718, and include the incremental fair value of the repriced stock option held by the applicable named executive officer. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the equity awards reported in this column are set forth in Note 10 to our consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting value for these equity awards and do not correspond to the actual economic value that may be received by our named executive officers from the equity awards.
(2)	These amounts reflect bonuses earned by Messrs. Spence and Giannetto and Ms. Howard based upon our achievement of financial objectives and milestones. Mr. Spence was eligible to earn a target bonus of $52,500 and received 127% of such bonus. Mr. Giannetto was eligible to earn a target bonus of $52,500 and received 100% of such bonus. Ms. Howard was eligible to earn a target bonus of $56,250 and received 100% of such bonus.
(3)	This amount reflects a retention bonus earned by Ms. Howard in May 2017.

2017 Outstanding Equity Awards at Year-End Table

The following table provides information regarding the outstanding stock option awards held by our named executive officers as of September 30, 2017.

			Stock Option Awards
			Number of Securities Underlying Unexercised Options		Exercise Price	Expiration Date
Name	Grant Date(1)		Exercisable	Unexercisable
Patrick Spence	10/12/2012	(2)	400,000	—	$8.75	10/11/2022
	7/1/2013	(3)	60,697	—	10.00	6/30/2023
	8/1/2014	(4)	48,934	8,355	22.55	7/31/2024
	8/12/2015	(5)	4,820	3,159	27.12	8/11/2025
	7/7/2016	(6)	10,608	19,344	27.12	7/6/2026
	9/8/2016	(7)	67,174	201,522	27.12	9/7/2026
Michael Giannetto	2/3/2012	(8)	209,833	—	3.85	2/2/2022
	7/1/2013	(9)	24,615	—	10.00	6/30/2023
	8/1/2014	(10)	22,836	3,899	22.55	7/31/2024
	8/12/2015	(11)	5,624	3,685	27.12	8/11/2025
	7/7/2016	(12)	4,950	9,028	27.12	7/6/2026
	9/8/2016	(13)	10,327	30,982	27.12	9/7/2026
	5/22/2017	(14)	3,125	26,875	27.12	5/21/2027
Joy Howard	6/26/2015	(15)	30,256	23,533	27.12	6/25/2025
	7/7/2016	(16)	20,295	46,624	27.12	7/6/2026
	9/8/2016	(17)	13,206	39,620	27.12	9/7/2026
	5/22/2017	(18)	3,125	26,875	27.12	5/21/2027

(1)	All of the outstanding stock option awards were granted under our 2003 Stock Plan.
(2)	1/4th of the option vested on October 1, 2013 and an additional 1/48th vested monthly thereafter.
(3)	1/48th of the option vested on May 1, 2013 and an additional 1/48th vested monthly thereafter.
(4)	1/48th of the option vested on May 1, 2014 and an additional 1/48th vests monthly thereafter, subject to continued service to us as of each vesting date.
(5)	1/48th of the option vested on May 1, 2015 and an additional 1/48th vests monthly thereafter, subject to continued service to us as of each vesting date. On November 14, 2016, the exercise price of this stock option award was repriced from $37.28 to $27.12.
(6)	1/48th of the option vested on May 1, 2016 and an additional 1/48th vests monthly thereafter, subject to continued service to us as of each vesting date.
(7)	1/48th of the option vested on October 8, 2016 and an additional 1/48th vests monthly thereafter, subject to continued service to us as of each vesting date.
(8)	1/4th of the option vested on January 9, 2013 and an additional 1/48th vested monthly thereafter.
(9)	1/48th of the option vested on May 1, 2013 and an additional 1/48th vested monthly thereafter.
(10)	1/48th of the option vested on May 1, 2014 and an additional 1/48th vests monthly thereafter, subject to continued service to us as of each vesting date.
(11)	1/48th of the option vested on May 1, 2015 and an additional 1/48th vests monthly thereafter, subject to continued service to us as of each vesting date. On November 14, 2016, the exercise price of this stock option award was repriced from $37.28 to $27.12.
(12)	1/48th of the option vested on May 1, 2016 and an additional 1/48th vests monthly thereafter, subject to continued service to us as of each vesting date.
(13)	1/48th of the option vested on October 8, 2016 and an additional 1/48th vests monthly thereafter, subject to continued service to us as of each vesting date.
(14)	1/48th of the option vested on May 1, 2017 and an additional 1/48th vests monthly thereafter, subject to continued service to us as of each vesting date.
(15)	1/4th of the option vested on June 22, 2016 and an additional 1/48th vests monthly thereafter, subject to continued service to us as of each vesting date. On November 14, 2016, the exercise price of this stock option award was repriced from $37.28 to $27.12.
(16)	1/48th of the option vested on August 1, 2016 and an additional 1/48th vests monthly thereafter, subject to continued service to us as of each vesting date.
(17)	1/48th of the option vested on October 8, 2016 and an additional 1/48th vests monthly thereafter, subject to continued service to us as of each vesting date.
(18)	1/48th of the option vested on May 1, 2017 and an additional 1/48th vests monthly thereafter, subject to continued service to us as of each vesting date.

Employment and Severance Arrangements

We have entered into offer letters with Messrs. Spence and Giannetto and Ms. Howard. Each of these arrangements provide for at-will employment and generally include the named executive officer’s initial base salary and an indication of eligibility for an annual cash incentive award opportunity and for the grant of an equity award. In addition, each of our named executive officers has executed a form of our standard confidential information and invention assignment agreement.

Additionally, while Mr. Giannetto’s offer letter provides that his employment is at-will and may be terminated at any time, with or without cause, his offer letter also provides that, in the event we terminate his employment without cause (as defined in the offer letter), we would continue to pay Mr. Giannetto’s then-current base salary for six months following his termination and continue paying his existing health insurance benefits during such period.

Employee Benefit Plans

2003 Stock Plan

Our board of directors adopted our 2003 Stock Plan on February 20, 2003, which our stockholders approved on February 20, 2003 and which has been amended from time to time thereafter. Our 2003 Stock Plan provides for the grant of incentive stock options under Section 422 of the Code to our employees (and those of our subsidiaries) and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants (and those of our subsidiaries). We primarily grant stock options under our 2003 Stock Plan, though we have granted restricted stock under our 2003 Stock Plan as well. We will cease issuing awards under our 2003 Stock Plan upon the implementation of the 2018 Equity Incentive Plan, which is described below, and, we will not grant any additional awards under our 2003 Stock Plan following the completion of this offering. Instead, we will grant equity awards under our 2018 Equity Incentive Plan. However, any outstanding awards granted under our 2003 Stock Plan will remain outstanding, subject to the terms of our 2003 Stock Plan and applicable award agreements, until they are exercised or terminated, or until they expire by their terms.

Share Reserve

As of September 30, 2017, we had 42,500,000 shares of our common stock authorized for issuance under our 2003 Stock Plan. Of these shares, options to purchase 18,531,622 shares had been exercised, options to purchase 22,908,626 shares remained outstanding, 15,750 shares issued pursuant to restricted stock awards remained outstanding and 1,044,002 shares remained available for future grant.

Merger or Change in Control

In the event of a merger of our company with or into another corporation or a change in control (as defined in our 2003 Stock Plan), each outstanding award under our 2003 Stock Plan shall be assumed by the successor corporation in the merger or change in control (or by a parent or subsidiary of the successor corporation) or shall be substituted for an equivalent award. If the successor corporation refuses to assume or substitute for awards under our 2003 Stock Plan, our board of directors shall, in its sole discretion, decide whether such awards shall terminate upon the merger or change in control or whether the vesting and exercisability of such awards shall be accelerated.

2018 Equity Incentive Plan

Our board of directors adopted our 2018 Equity Incentive Plan on                     , 2018, and it was approved by our stockholders on                     , 2018. Our 2018 Equity Incentive Plan will be effective on the date immediately prior to the effective date of the registration statement of which this prospectus forms a part and will serve as the successor to our 2003 Stock Plan.

Share Reserve

We have reserved              shares of our common stock for issuance under our 2018 Equity Incentive Plan, plus an additional number of shares of common stock equal to any shares reserved but not issued or subject to outstanding awards under our 2003 Stock Plan on the effective date of our 2018 Equity Incentive Plan and plus, on and after the effective date of our 2018 Equity Incentive Plan, (i) shares that are subject to outstanding awards under the 2003 Stock Plan which cease to be subject to such awards, (ii) shares issued under the 2003 Stock Plan which are forfeited or repurchased at their original issue price and (iii) shares subject to awards under the 2003 Stock Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award. The number of shares reserved for issuance under our 2018 Equity Incentive Plan will increase automatically on the first day of each fiscal year, beginning September 30, 2018, during the term of the plan by a number of shares of common stock equal to the lesser of (x)     % of the total outstanding shares our common stock as of the immediately preceding day (rounded to the nearest whole share) and (y) a number of shares determined by our board of directors.

Term

The 2018 Equity Incentive Plan terminates ten years from the date of its approval by our board of directors, unless earlier terminated by our board of directors.

Eligibility

The 2018 Equity Incentive Plan provides for the award of stock options, restricted stock awards, stock bonus awards, stock appreciation rights, restricted stock units, or RSUs, and performance awards. No person will be eligible to receive more than              shares in any calendar year under our 2018 Equity Incentive Plan other than a new employee, who will be eligible to receive no more than              shares under our 2018 Equity Incentive Plan in the calendar year in which the employee commences employment. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors, provided that the consultants, independent contractors and advisors do not render services in connection with the offer and sale of securities in a capital-raising transaction. Incentive stock options may only be granted to our employees.

Administration

The 2018 Equity Incentive Plan will be administered by the compensation committee of our board of directors, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. Our compensation committee will have the authority to construe and interpret our 2018 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for its administration. Awards under the 2018 Equity Incentive Plan may be made subject to “performance factors” and other terms in order to qualify as performance-based compensation for the purposes of Section 162(m) of the Code.

Our 2018 Equity Incentive Plan provides for grants of stock options (both incentive stock options and nonstatutory stock options), restricted stock, stock appreciation rights, RSUs, performance awards and stock bonuses. A brief description of each type of award is set forth below:

•

Stock Options. Our compensation committee (or our board of directors acting in place of our compensation committee) will determine the terms of stock options granted under our 2018 Equity Incentive Plan, including the applicable vesting and exercise conditions applicable to the options. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value on the date of grant (and have a term that does not exceed five years). Our compensation committee (or our board of directors acting in place of our compensation committee) may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2018 Equity Incentive Plan is ten years.

•	Restricted Stock. A restricted stock award is an offer by us to sell shares of our common stock subject to certain restrictions. The price (if any) of a restricted stock award will be determined by our compensation committee (or our board of directors acting in place of our compensation committee). Unless otherwise determined by our compensation committee (or our board of directors acting in place of our compensation committee) at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

•	Stock Appreciation Rights. Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price. Stock appreciation rights may vest based on time or achievement of performance conditions.

•	Restricted Stock Units. An RSU is an award that covers a number of shares of our common stock that may be settled upon vesting in cash, by the issuance of the underlying shares or a combination of both. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve performance conditions.

•	Performance Awards. Performance awards cover a number of shares of our common stock that may be settled upon achievement of pre-established performance conditions in cash or by issuance of the underlying shares or other property, or any combination thereof. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve performance conditions.

•	Stock Bonus Awards. Stock bonus awards may be granted as additional compensation for services or performance and, therefore, may not be issued in exchange for cash.

Additional Provisions

Awards granted under our 2018 Equity Incentive Plan may not be transferred in any manner other than by will or the laws of descent and distribution, or as determined by our compensation committee. Unless otherwise restricted by our compensation committee, awards that are nonstatutory stock options may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative, a family member of the optionee who has acquired the option by a permitted transfer or, after the optionee’s death, by the legal representative of the optionee’s heirs or legatees. Awards that are incentive stock options may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative or, after the optionee’s death, by the legal representative of the optionee’s heirs or legatees. Stock options granted under our 2018 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, except in the case of death or permanent disability, in which case the options generally may be exercised for up to 12 months following termination of the optionee’s service to us. Awards granted under our 2018 Equity Incentive Plan may be subject to clawback or recoupment pursuant to any applicable compensation clawback or recoupment policy adopted by our board of directors or as required by applicable law.

Change in Control

If we experience a change in control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. The vesting of outstanding awards that are not assumed or substituted will be accelerated unless otherwise determined by our board of directors and then will expire upon the closing of a change in control transaction.

401(k) Plan

We maintain a defined contribution 401(k) plan for our full-time employees based in the United States who meet certain eligibility requirements. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). The 401(k) plan provides that each participant may contribute up to 100% of such participant’s pre-tax compensation, up to an annual statutory limit. Participants who are at least 50 years old can also contribute additional amounts based on statutory limits for “catch-up” contributions. Under the 401(k) plan, each employee is fully vested in such participant’s deferred salary contributions. Employee contributions are held and invested by the plan’s trustee as directed by participants. Our 401(k) plan provides for discretionary matching of employee contributions.

Limitation of Liability and Indemnification of Directors and Officers

Our restated certificate of incorporation will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	for any breach of their duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which they derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

Our restated bylaws will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws will also provide that we may indemnify our employees or agents, and that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Prior to the completion of this offering, we intend to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Prior to completion of this offering, we also intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is, or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

The underwriting agreement for this offering provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment and termination of employment arrangements and indemnification agreements described in “Executive Compensation” and the registration rights described in “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since September 28, 2014 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

2014 Tender Offer

In November 2014, in connection with a common stock financing, we commenced a tender offer to repurchase shares of our common stock from a broad class of securityholders, including then-current and former employees and certain of our directors and executive officers. In December 2014, upon the closing of the tender offer, we repurchased an aggregate of 3,830,185 shares of our common stock in the tender offer at a purchase price of $33.94 per share, for an aggregate total repurchase price of approximately $130.0 million. Among other sellers, the following directors, executive officers or holders of more than 5% of our capital stock participated in the tender offer:

•	Michael Giannetto, one of our executive officers, sold 42,500 shares of common stock in the tender offer, for an aggregate repurchase price of $1,442,450;

•	Nicholas Millington, one of our executive officers, sold 94,451 shares of common stock in the tender offer, for an aggregate repurchase price of approximately $3,250,677;

•	John Maeda, one of our directors, sold 22,500 shares of common stock in the tender offer, for an aggregate repurchase price of $763,650; and

•	Valdur Koha, a holder of more than 5% of our capital stock, sold 94,451 shares of common stock in the tender offer, for an aggregate repurchase price of approximately $3,205,677.

2016 Tender Offer

In November 2016, in connection with a common stock financing, we commenced a tender offer to repurchase shares of our common stock from certain securityholders, including then-current employees and certain of our executive officers. In December 2016, upon the closing of the tender offer, we repurchased an aggregate of 325,092 shares of our common stock in the tender offer at a purchase price of $27.12 per share, for an aggregate total repurchase price of approximately $8.8 million. Among other sellers, Nicholas Millington, one of our executive officers, sold 16,570 shares of common stock in the tender offer, for an aggregate repurchase price of approximately $449,378.

Executive Compensation and Employment Arrangements

See “Executive Compensation” for information on compensation arrangements with our executive officers, including stock option grants and agreements with executive officers.

Indemnification of Directors and Officers

See “Executive Compensation—Limitation of Liability and Indemnification of Directors and Officers” for information on our indemnification arrangements with our directors and executive officers.

Stock Option Grants

See “Executive Compensation” for information on certain stock option grants to our executive officers and related grant policies.

Review, Approval or Ratification of Transactions with Related Parties

We intend to adopt a written related-party transactions policy stating that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock and any members of the immediate family of and any entity affiliated with any of the foregoing persons are not permitted to enter into a material related-party transaction with us without the review and approval of our audit committee or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 must be presented to our audit committee or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest will consider the relevant facts and circumstances available and deemed relevant to the committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

Although we have not had a written policy for the review and approval of transactions with related parties, our board of directors has historically reviewed and approved any transaction where a director or executive officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or executive officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors has taken this information into account when evaluating the transaction and in determining whether such transaction was fair to our company and in the best interest of all of our stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of September 30, 2017, and as adjusted to reflect our and the selling stockholders’ sale of common stock in this offering, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. Shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of September 30, 2017 are deemed to be outstanding and to be beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our common stock before the completion of this offering is based on 45,537,732 shares of our common stock outstanding on September 30, 2017, which includes 16,241,295 shares of common stock resulting from the automatic conversion of 16,241,295 outstanding shares of our preferred stock immediately prior to the completion of this offering. Percentage ownership of our common stock after the offering (assuming no exercise of the underwriters’ option to purchase additional shares to cover over-allotments) also assumes the foregoing and assumes the sale of                  shares by us and                  shares by the selling stockholders in this offering. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Sonos, Inc., 614 Chapala Street, Santa Barbara, CA 93101.

	Before the Offering			After the Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (%)	Number of Shares Offered	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (%)
5% Stockholders:
KKR Stream Holdings LLC(1)	11,938,287	26.2
Entities affiliated with Index Ventures(2)	6,042,125	13.3
John MacFarlane and affiliated entities(3)	6,039,835	13.3
Valdur Koha and affiliated entities(4)	3,410,177	7.5
Entities affiliated with Redpoint Ventures(5)	2,403,225	5.3
Named Executive Officers and Directors:
Patrick Spence(6)	609,050	1.3
Michael Giannetto(7)	286,365	*
Joy Howard(8)	75,364	*
Robert Bach(9)	200,722	*
Brittany Bagley(1)	11,938,287	26.2
Karen Boone(10)	1,654	*
Thomas Conrad(11)	2,647	*
Julius Genachowski(12)	48,114	*
John Maeda(13)	23,132	*
Michelangelo Volpi(2)	6,042,125	13.3
All executive officers and directors as a group (12 persons)(14)	19,671,674	43.2
Other Selling Stockholders:
All Other Selling Stockholders(15)

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.
(1)	Each of KKR 2006 Fund L.P. (as the managing member of KKR Stream Holdings LLC), KKR Associates 2006 L.P. (as the general partner of KKR 2006 Fund L.P.), KKR 2006 GP LLC (as the general partner of KKR 2006 Associates L.P.), KKR Fund Holdings L.P. (as the designated member of KKR 2006 GP LLC), KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.), KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited), KKR Group Limited (as the general partner of KKR Group Holdings L.P.), KKR & Co. L.P. (as the sole shareholder of KKR Group Limited), KKR Management LLC (as the general partner of KKR & Co. L.P.) and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management LLC and the managers of KKR 2006 GP LLC) may be deemed to be the beneficial owners having shared voting and dispositive power with respect to the shares owned by KKR Stream Holdings LLC. Ms. Brittany Bagley, who is a member of our board of directors, serves as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. The principal business address of each of the entities and persons listed in this footnote, except Mr. Roberts and Ms. Bagley, is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019. The principal business address of Mr. Roberts and Ms. Bagley is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(2)	Consists of (i) 5,465,867 shares held by Index Ventures Growth I (Jersey), L.P., or Index I, (ii) 546,048 shares held by Index Ventures Growth I Parallel Entrepreneur Fund (Jersey), L.P., or Index I Parallel, and (iii) 30,210 shares held by Yucca (Jersey) S.L.P., or Yucca. Index Venture Growth Associates I Limited, or IVGA I, is the managing general partner of Index I and Index I Parallel and has the sole voting and investment power with respect to the shares held by Index I and Index I Parallel. Yucca is a co-investment vehicle that is contractually required to mirror the investment of Index I and Index I Parallel. Nigel Greenwood, Ian Henderson, Sinéad Meehan, Bernard Dallé, Phil Balderson and David Hall are the directors of IVGA I and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by these entities. Mr. Volpi, who is a member of our board of directors, is a partner within the Index Ventures group. The principal business address for Index I, Index I Parallel and Yucca is No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ, United Kingdom.
(3)	Consists of (i) 5,373,325 shares held by Mr. MacFarlane individually and (ii) 666,510 shares held by Mr. MacFarlane, as Trustee of the Mai Children’s Trust, created November 26, 2012, of which Mr. MacFarlane is a trustee.
(4)	Consists of (i) 1,086,348 shares held by The Koha Family Irrevocable Trust—1999 GST Exempt, of which Mr. Koha is a trustee, (ii) 638,424 shares held by Mr. Koha individually, (iii) 616,376 shares held by The Koha Family Irrevocable Trust—1999 GST Taxable, of which Mr. Koha is a trustee, (iv) 529,678 shares held by The Valdur Koha Trust—1999, of which Mr. Koha is a beneficiary and a trustee, (v) 289,351 shares held by The Irene M Koha Marital Trust—1999, of which Mr. Koha is a trustee, and (vi) 250,000 shares held by The Koha Dynasty Trust—2000, of which Mr. Koha is a trustee.
(5)	Consists of (i) 2,329,458 held by Redpoint Omega II, L.P, or Redpoint Omega, and (ii) 73,767 shares held by Redpoint Omega Associates II, LLC, or Redpoint Omega Associates. Jeffrey D. Brody, R. Thomas Dyal, Timothy M. Haley, John L. Walecka, Geoffrey Y. Yang, Christopher B. Moore, Satish Dharmaraj, Scott Raney and W. Allen Beasley are the managing members of each of Redpoint Omega and Redpoint Omega Associates, and may be deemed to have shared voting and dispositive power with respect to the shares held by Redpoint Omega and Redpoint Omega Associates. The principal business address for Redpoint Omega and Redpoint Omega Associates is 3000 Sand Hill Road, Building 2, Suite 290, Menlo Park, CA 94025.
(6)	Consists of 609,050 shares subject to stock options that are exercisable within 60 days of September 30, 2017.
(7)	Consists of 286,365 shares subject to stock options that are exercisable within 60 days of September 30, 2017.
(8)	Consists of 75,364 shares subject to stock options that are exercisable within 60 days of September 30, 2017.
(9)	Consists of (i) 48,574 shares held by Mr. Bach individually, (ii) 35,193 shares held by Mr. Bach and Pauline Bach, as community property with right of survivorship, (iii) 6,000 shares held by the Robert J. Bach 2013 Annuity Trust, for which Mr. Bach serves as a trustee, (iv) 8,000 shares held by the Pauline M. Bach 2016 Annuity Trust, of which Mr. Bach’s spouse is a beneficiary, (v) 6,000 shares held by the Pauline M. Bach 2016 Annuity Trust, of which Mr. Bach’s spouse is a beneficiary, and (vi) 96,955 shares subject to stock options held by Mr. Bach that are exercisable within 60 days of September 30, 2017.
(10)	Consists of 1,654 shares subject to stock options that are exercisable within 60 days of September 30, 2017.
(11)	Consists of 2,647 shares subject to stock options that are exercisable within 60 days of September 30, 2017.
(12)	Consists of (i) 10,000 shares and (ii) 38,114 shares subject to stock options that are exercisable within 60 days of September 30, 2017.
(13)	Consists of (i) 20,395 shares and (ii) 2,737 shares subject to stock options that are exercisable within 60 days of September 30, 2017.
(14)	Consists of (i) 18,114,574 shares and (ii) 1,112,886 shares subject to stock options that are exercisable within 60 days of September 30, 2017, each of which are held by our named executive officers and directors as a group.
(15)	Represents shares held by selling stockholders not listed above who, as a group, owned less than 1% of the outstanding common stock prior to the completion of this offering. Of these selling stockholders, are current or former (within the past three years) employees of Sonos, Inc.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as they will be in effect following the completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a restated certificate of incorporation and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our restated certificate of incorporation, restated bylaws and amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Upon the completion of this offering, our authorized capital stock will consist of                  shares of common stock, $0.001 par value per share and                  shares of “blank check” preferred stock, $0.001 par value per share.

Common Stock

As of September 30, 2017, there were 45,537,732 shares of our common stock outstanding, held by approximately 435 stockholders of record, and no shares of preferred stock outstanding, assuming the conversion of 16,241,295 outstanding shares of our convertible preferred stock into shares of our common stock, which will occur upon the completion of this offering. After the completion of this offering, there will be                  shares of our common stock outstanding, or                  shares if the underwriters exercise in full their option to purchase additional shares of common stock in this offering.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine. For additional information, see “Dividend Policy.”

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our restated certificate of incorporation does not provide for cumulative voting for the election of directors, which means that the holders of a majority of our shares of common stock can elect all of the directors then standing for election.

Our restated certificate of incorporation and our restated bylaws that will become effective immediately prior to the completion of this offering will establish a classified board of directors, to be divided into three classes of directors with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Immediately upon the completion of this offering, each outstanding share of convertible preferred stock will automatically be converted into one share of common stock.

Following the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of September 30, 2017, we had outstanding options to purchase an aggregate of 22,908,626 shares of our common stock under our 2003 Stock Plan, with a weighted-average exercise price of $18.40 per share.

Registration Rights

We are party to amended and restated investors’ rights agreement, which provides that holders of our preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. Following the completion of this offering, the holders of 16,241,295 shares of our common stock issued upon conversion of our convertible preferred stock will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

Demand Registration Rights

At any time after 180 days following the effective date of this offering, the holders of at least a majority of the then-outstanding shares having registration rights can request that we file a registration statement covering a majority of the registrable securities then outstanding with an anticipated aggregate offering price of greater than $20 million, net of any underwriters’ discounts and expenses. We are not required to effect the filing of such a registration statement during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of, a registration initiated by us. If the holders requesting registration intend to distribute their shares by means of an underwriting, the underwriters of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares. We may postpone the filing of a registration statement for up to 90 days twice in a 12-month period if our board of directors determines that the filing would be detrimental to our company or our stockholders.

Piggyback Registration Rights

If we register any of our securities for our account or the account of a stockholder or stockholders, other than a registration on Form S-3, the stockholders with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans, a corporate reorganization, a registration that requires information that is not substantially the same or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. The underwriters of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total number of registrable securities owned by each holder, or in a manner mutually agreed upon by the holders. However, the number of shares to be registered by these holders cannot be reduced unless all other securities (other than securities to be sold by our company) are excluded entirely and may not be reduced below 25% of the total shares covered by the registration statement if it is the first registration initiated after the completion of this offering or, otherwise, below 50% of the total shares covered by the registration statement, except for in connection with an initial public offering, in which case the underwriters may exclude these holders entirely.

Form S-3 Registration Rights

At any time after 180 days following the effective date of this offering, the holders of the then-outstanding shares having registration rights can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is equal to or greater than $500,000. We will not be required to file more than two such registration statements on Form S-3 in a 12-month period, nor will be required to file such a registration statement during the period that is 60 days before and 120 days after the effective date of another registration initiated by us. We may postpone the filing of a registration statement on Form S-3 for up to 90 days once in a 12-month period if our board of directors determines that the filing would be seriously detrimental to us or our stockholders. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if our board of directors determines that the filing would be detrimental to our company or our stockholders. The underwriters of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total number of registrable securities owned by each holder, or in a manner mutually agreed upon by the holders.

Registration Expenses

We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters’ and brokers’ discounts and commissions. However, we will not pay for any expenses of any demand registration or Form S-3 registration if the request is subsequently withdrawn by a majority of the holders requesting that we file such a registration statement, subject to limited exceptions.

Termination of Registration Rights

The registration rights described above will terminate with respect to any particular holder of these rights upon the earlier of the third anniversary of the completion of this offering and when the shares held by and issuable to such holder may be sold during any 90-day period without registration in compliance with Rule 144 of the Securities Act. Holders of substantially all of our shares with these registration rights have entered into agreements with the underwriters prohibiting the exercise of their registration rights for 180 days following the date of this prospectus. For a description of these agreements, see “Underwriters.”

Defensive Measures

Certain provisions of Delaware law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring, discouraging or preventing another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire our company because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with its affiliates and associates, owns, or within the previous three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our company. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the corporation’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers and, in some instances, employee stock plans, but not the outstanding voting stock owned by the interested stockholder; or

•	at or after the time the stockholder became interested, the business combination was approved by the corporation’s board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Restated Certificate of Incorporation and Restated Bylaws Provisions

Our restated certificate of incorporation and our restated bylaws that will become effective immediately prior to the completion of this offering will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes of our management team, board of directors, governance or policy, including the following:

•	Board of Directors Vacancies. Our restated certificate of incorporation and our restated bylaws will provide that only our board of directors is authorized to fill vacant directorships resulting from any removal for cause or expansion of our board of directors until the next annual meeting of stockholders, subject to limited exceptions, and that the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•	Classified Board. Our restated certificate of incorporation and restated bylaws will provide that our board be classified into three classes of directors with staggered three-year terms, and that only one class of directors will be elected at each annual meeting of our stockholders. Our restated certificate of incorporation and restated bylaws will further provide that directors may be removed from office only for cause. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential tender offeror.

•	Stockholder Action. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Our restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our entire board of directors. We also anticipate that our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly and timely brought before the meeting.

•	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.

•	Holding Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide for continuous, beneficial ownership of 1% of our common stock for one year for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. These provisions may delay or preclude our stockholders from bringing matters before our annual meeting of stockholders and from making nominations for directors at our annual meeting of stockholders.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	Supermajority Requirements for Certain Amendments of Our Restated Certificate of Incorporation and Restated Bylaws. Certain amendments to our restated certificate of incorporation will require approval by the holders of at least two-thirds of our outstanding common stock, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent and designation of our preferred stock. An amendment to our restated bylaws will require the approval of a majority of our entire board of directors or approval by the holders of at least two-thirds of our outstanding common stock.

•	Issuance of Undesignated Preferred Stock. We anticipate that after the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of Forum

Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our restated bylaws; any action to interpret, apply, enforce or determine the validity of our restated certificate of incorporation or bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other corporations’ certificates of incorporation has been challenged in legal proceedings and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Stock Exchange Listing

We intend to apply for listing of our common stock on              under the symbol “    .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                . The transfer agent’s address is                .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding stock options, in the public market after the completion of this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on the number of shares outstanding as of                     , 2018 we will have              shares of common stock outstanding. Of these outstanding shares, all of the              shares sold in this offering will be freely tradable, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined under Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, all of our securityholders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they agreed, subject to specific exceptions, not to sell any of their stock for at least 180 days following the date of this prospectus. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares sold in this offering will be immediately available for sale in the public market;

•	beginning 181 days after the date of this prospectus, an additional shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter subject, in some cases, to the volume and other restrictions of Rule 144, as described below.

In addition, a total of              shares may become available for sale in the public market upon the exercise of currently outstanding stock options that would otherwise expire pursuant to their terms prior to 181 days after the date of this prospectus, including              shares held by one of our executive officers. The sale of shares issuable upon exercise of these expiring options have been exempted from the restrictions set forth in the lock-up agreements with the underwriters. See “Underwriters” for additional information.

Lock-Up Agreements and Market Standoff Provisions

Our directors, executive officers and the holders of substantially all of our common stock and securities convertible into or exercisable for our common stock have entered into lock-up agreements or market standoff provisions in agreements with us that, for a period of at least 180 days following the date of this prospectus and subject to certain exceptions, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock and of any securities convertible into or exercisable for our common stock, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC or us, as the case may be. See “Underwriters” for additional information.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements and market standoff provisions described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information and holding period provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, all Rule 701 shares are subject to lock-up agreements or market standoff provisions as described above and under the section titled “Underwriters” and will not become eligible for sale until the expiration of those agreements.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding stock options and reserved for issuance under our 2018 Equity Incentive Plan. We expect to file this registration statement on, or as soon as practicable after, the effective date of this prospectus. However, the shares registered on Form S-8 will not be eligible for resale until expiration of the lock-up agreements and market standoff provisions to which they are subject.

Registration Rights

We have granted demand, piggyback and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by “Non-U.S. Holders” (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum tax or Medicare Contribution tax and does not deal with state or local taxes, U.S. federal gift and estate tax laws, except to the limited extent provided below, or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.

Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as:

•	insurance companies, banks and other financial institutions;

•	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•	foreign governments and international organizations;

•	broker-dealers and traders in securities;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons that own, or are deemed to own, more than 5% of our capital stock;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and

•	partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

PERSONS CONSIDERING THE PURCHASE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

Non-U.S. Holder Defined

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is not a U.S. Holder, a partnership or an entity treated as a partnership for U.S. federal income tax purposes. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are an individual non-U.S. citizen, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions

We do not expect to make any distributions on our common stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions made to a Non-U.S. Holder of our common stock will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the section titled “—Gain on Disposition of Our Common Stock.”

Any distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United

States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to the applicable withholding agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the section below titled “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on Disposition of Our Common Stock

Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of the holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in the common stock.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at the regular graduated U.S. federal income tax rates applicable to U.S. persons. Corporate Non-U.S. Holders described in (a) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (c) above, in general, we would be a United States real property holding corporation if U.S. real property interests as defined in the Code and the Treasury Regulations comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation. However, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we are treated as a U.S. real property holding corporation for U.S. income tax purposes, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

See the section titled “—Foreign Accounts” for additional information regarding withholding rules that may apply to proceeds of a disposition of our common stock paid to foreign financial institutions or non-financial foreign entities.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Backup Withholding and Information Reporting

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax and whether you are able to obtain a tax refund or credit of the overpaid amount.

Foreign Accounts

In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends and, on or after January 1, 2019, the gross proceeds of a disposition of our common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or, on or after January 1, 2019, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of our common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and certain selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of our common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$

Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expense relating to clearance of this

offering with the Financial Industry Regulatory Authority, or FINRA, up to $         and certain other expenses in connection with this offering. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our common stock offered by them.

We intend to apply for listing of our common stock on                 under the symbol “    .”

We and all of our directors and officers and the holders of substantially all of our outstanding common stock, stock options and other securities convertible into or exchangeable or exercisable for our common stock have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period of 180 days from the date of this prospectus, or the “restricted period,” we and each such person will not, without the prior written consent of the representatives on behalf of the underwriters:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of either of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph are subject to specified exceptions, including, without limitation:

(a)	transactions relating to shares of common stock or other securities acquired in this offering or in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act will be required or will be voluntarily made during the restricted period in connection with subsequent sales of common stock or other securities acquired in this offering or in such open market transactions;

(b)	the sale of shares of common stock pursuant to the underwriting agreement;

(c)	transfers of shares of common stock or any security convertible into, or exercisable or exchangeable for, common stock: (i) as a bona fide gift or for bona fide estate planning purposes; (ii) upon death or by will, testamentary document or intestate succession; (iii) to an immediate family member of the transferor or to any trust for the direct or indirect benefit of the transferor or one or more immediate family members of the transferor; or (iv) if the transferor is a trust, to a trustor, trustee or beneficiary of the trust or to the estate of a trustor, trustee or beneficiary of such trust;

(d)	transfers or distributions of shares of common stock or any security convertible into, or exercisable or exchangeable for, common stock to the transferor’s stockholders, direct or indirect wholly owned subsidiaries, partners (general or limited), members or managers, as applicable, or to the estates of any such partners, members or managers;

(e)

(i) the receipt from us of shares of common stock upon the exercise or settlement of options, restricted stock units, warrants or rights that were granted pursuant to an option plan, incentive plan or stock purchase plan described in this prospectus, or (ii) the transfer or other disposition of shares of common stock or any securities convertible into common stock to us upon a vesting or settlement event of our securities or upon the exercise or settlement of options, restricted stock units or warrants that were granted pursuant to an option plan, incentive plan or stock purchase plan described in this prospectus to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such options or warrants (and any transfer or other disposition to us necessary in respect of such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of such vesting, exercise or settlement, whether by means of a “net settlement” or otherwise) so long as such “cashless exercise” or “net exercise” is effected solely by the surrender of outstanding options, restricted stock units or warrants (or the common stock issuable upon the exercise thereof) to us and our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax and remittance obligations, provided that in the case of clause (i), the shares received upon exercise or settlement of the option, restricted stock unit, warrant or right are subject to the terms of the lock-up agreement, and provided further that, in the case of clauses (i) and (ii), no filing under Section 16(a) of the Exchange Act will be required or will be voluntarily made within the first 60 days after the date of this prospectus with respect to such transactions;

(f)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made regarding the establishment of such plan, such announcement or filing will include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

(g)	the transfer of common stock or any security convertible into, or exercisable or exchangeable for, common stock (or the economic consequences of ownership of the common stock) that occurs pursuant to a settlement agreement not involving a disposition for value, related to the distribution of assets in connection with the dissolution of a marriage or civil union or by operation of law pursuant to a qualified domestic order in connection with a divorce settlement;

(h)	any transfer of common stock to us in connection with the repurchase by us of shares of common stock pursuant to a repurchase right arising upon the termination of the transferor’s employment with us;

(i)	the sale of shares of common stock issued upon the exercise of options that would otherwise expire pursuant to their terms prior to the end of the restricted period; and

(j)	the transfer of shares of common stock or any security convertible into, or exercisable or exchangeable for, common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors, made to all holders of common stock involving a change of control, provided, that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by the transferor shall remain subject to the terms of the lock-up agreement;

provided, that in the case of any transfer or distribution pursuant to clause (c), (d) or (g), each transferee, donee or distributee shall sign and deliver a lock-up agreement;

provided, further, that in the case of any transfer or distribution pursuant to clause (c) or (d), (i) such transfer shall not involve a disposition of value and (ii) no filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure of such transfer by or on behalf of the transferor, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period (other than any required Form 5 filing); and

provided, further, that in the case of any transfer pursuant to clause (g) or (h), any filings under Section 16(a) of the Exchange Act shall state that the transfer is by operation of law, court order, in connection with a divorce settlement, or a repurchase by us, as the case may be.

The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In addition, we or the underwriters may, from time to time, enter into a separate lock-up agreement with some of the investors in this offering, which may provide for a restricted period that is longer than the period described above.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares described above. The underwriters can close out a covered short sale by exercising such option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under such option. The underwriters may also sell shares in excess of such option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or each a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor under

Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (b) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor;

•	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

•	securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or to the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

New Zealand

The shares of common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

•	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;

•	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;

•	to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

•	in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

LEGAL MATTERS

Fenwick & West LLP, Mountain View, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Simpson Thacher  & Bartlett LLP, Palo Alto, California, is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements as of October 1, 2016 and September 30, 2017 and for each of the three years in the period ended September 30, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed for the complete contents of that contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits, financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

SONOS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As described in Note 2 to the consolidated financial statements, the adoption of Accounting Standards Codification No. 606, Revenue from Contracts with Customers (“ASC 606”), is not yet permitted for the periods presented in the consolidated financial statements. Upon subsequent updating of the registration statement on Form S-1 to include unaudited consolidated financial statements for the three-month period ended December 30, 2017 that reflect the adoption of ASC 606, we will be in a position to furnish the following report.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

December 21, 2017

“REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Sonos, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Sonos, Inc. and its subsidiaries as of September 30, 2017 and October 1, 2016, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2017 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue in 2017 and the manner in which it accounts for income taxes related to stock-based compensation in 2016.

Los Angeles, California

December 21, 2017, except for the effects of the adoption of Accounting Standards Codification No. 606, Revenue from Contracts with Customers, described in Note 2, as to which the date is                     .”

SONOS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and par values)

	As of
	October 1, 2016	September 30, 2017	Pro Forma September 30, 2017
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$74,913	$130,595
Restricted cash	184	193
Accounts receivable	45,307	47,363
Inventories	53,562	113,856
Other current assets	9,437	9,462

Total current assets	183,403	301,469
Property and equipment, net	90,394	95,130
Deferred tax assets	2,544	1,107
Other noncurrent assets	2,538	2,314

Total assets	278,879	400,020

Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$77,873	$114,494
Accrued expenses	33,041	57,348
Accrued compensation	26,715	32,007
Deferred revenue	7,373	10,920
Other current liabilities	6,535	8,497

Total current liabilities	151,537	223,266
Long-term debt	24,501	39,600
Deferred revenue	28,787	34,647
Other noncurrent liabilities	12,501	12,139

Total liabilities	217,326	309,652

Commitments and contingencies (Note 13)
Redeemable convertible preferred stock, $0.001 par value; liquidation preference of $90,976 as of September 30, 2017; 16,337,537 shares authorized; 16,241,295 shares issued and outstanding as of October 1, 2016 and September 30, 2017, respectively no shares authorized, issued or outstanding pro forma as of September 30, 2017 (unaudited)	90,341	90,341	—
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 75,729,412 shares authorized; 27,420,607 and 29,669,668 shares issued; 27,416,717 and 29,296,437 shares outstanding, as of October 1, 2016 and September 30, 2017, respectively; 45,910,963 shares issued and 45,537,732 shares outstanding pro forma as of September 30, 2017 (unaudited)	27	30	46
Treasury stock, 3,890, and 373,231 shares at cost as of October 1, 2016 and September 30, 2017, respectively	(145)	(10,161)	(10,161)
Additional paid-in capital	144,799	200,330	290,655
Accumulated deficit	(173,790)	(188,007)	(188,007)
Accumulated other comprehensive income (loss)	321	(2,165)	(2,165)

Total stockholders’ equity (deficit)	(28,788)	27	$90,368

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$278,879	$400,020

The accompanying notes are an integral part of these consolidated financial statements.

SONOS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except per share amounts)

	Year Ended
	October 3, 2015	October 1, 2016	September 30, 2017
Revenue	$843,524	$901,284	$992,526
Cost of revenue	461,387	497,885	536,461

Gross profit	382,137	403,399	456,065

Operating expenses
Research and development	100,653	107,729	124,394
Sales and marketing	272,427	258,012	270,162
General and administrative	64,805	68,531	77,118

Total operating expenses	437,885	434,272	471,674

Operating loss	(55,748)	(30,873)	(15,609)

Other income (expense), net
Interest expense, net	(156)	(2,489)	(4,260)
Other income (expense), net	(9,631)	(2,208)	3,361

Total other income (expense), net	(9,787)	(4,697)	(899)

Loss before provision for (benefit from) income taxes	(65,535)	(35,570)	(16,508)
Provision for (benefit from) income taxes	3,242	2,644	(2,291)

Net loss	$(68,777)	$(38,214)	$(14,217)

Net loss per share attributable to common stockholders:
Basic	$(2.68)	$(1.42)	$(0.50)

Diluted	$(2.68)	$(1.42)	$(0.50)

Weighted-average shares used in computing net loss per share attributable to common stockholders:
Basic	25,627	26,937	28,157

Diluted	25,627	26,937	28,157

Pro forma net loss per share attributable to common stockholders (unaudited):
Basic			$(0.32)

Diluted			$(0.32)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders (unaudited):
Basic			44,398

Diluted			44,398

Other comprehensive loss, net of tax
Net loss	(68,777)	(38,214)	(14,217)
Change in foreign currency translation adjustment	1,403	(203)	(2,486)

Comprehensive loss	$(67,374)	$(38,417)	$(16,703)

The accompanying notes are an integral part of these consolidated financial statements.

SONOS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount		Shares	Amount
Balances at September 27, 2014	16,212,914	$88,682	31,504,171	$33	$163,797	(8,661,290)	$(88,342)	$(66,799)	$(879)	$7,810
Conversion of Series A stock	(15,000)	(45)	15,000	—	45	—	—	—	—	45
Exercise of stock options	—	—	3,744,144	3	15,463	—	—	—	—	15,466
Common stock issued, net of issuance costs	—	—	3,834,538	4	129,912	—	—	—	—	129,916
Purchase of treasury stock	—	—	—	—	—	(3,830,185)	(130,003)	—	—	(130,003)
Restricted shares issued in connection with acquisition	—	—	175,154	—	1,004	—	—	—	—	1,004
Stock-based compensation expense	—	—	—	—	23,277	—	—	—	—	23,277
Net loss	—	—	—	—	—	—	—	(68,777)	—	(68,777)
Change in foreign currency translation adjustment	—	—	—	—	—	—	—	—	1,403	1,403

Balances at October 3, 2015	16,197,914	88,637	39,273,007	40	333,498	(12,491,475)	(218,345)	(135,576)	524	(19,859)
Net exercise of Series C preferred stock warrants	43,381	1,704	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	639,075	—	3,670	—	—	—	—	3,670
Retirement of treasury stock	—	—	(12,491,475)	(13)	(218,332)	12,491,475	218,345	—	—	—
Purchase of treasury stock	—	—	—	—	—	(3,890)	(145)	—	—	(145)
Stock-based compensation expense	—	—	—	—	25,963	—	—	—	—	25,963
Net loss	—	—	—	—	—	—	—	(38,214)	—	(38,214)
Change in foreign currency translation adjustment	—	—	—	—	—	—	—	—	(203)	(203)

Balances at October 1, 2016	16,241,295	90,341	27,420,607	27	144,799	(3,890)	(145)	(173,790)	321	$(28,788)

Common stock issued, net of issuance costs	—	—	371,017	1	10,077	—	—	—	—	10,078
Exercise of stock options	—	—	1,878,044	2	8,904	—	—	—	—	8,906
Purchase of treasury stock	—	—	—	—	—	(369,341)	(10,016)	—	—	(10,016)
Stock-based compensation expense	—	—	—	—	36,550	—	—	—	—	36,550
Net loss	—	—	—	—	—	—	—	(14,217)	—	(14,217)
Change in foreign currency translation adjustment	—	—	—	—	—	—	—	—	(2,486)	(2,486)

Balances at September 30, 2017	16,241,295	$90,341	29,669,668	$30	$200,330	(373,231)	$(10,161)	$(188,007)	$(2,165)	$27

The accompanying notes are an integral part of these consolidated financial statements.

SONOS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	October 3, 2015	October 1, 2016	September 30, 2017
Cash flows from operating activities
Net loss	$(68,777)	$(38,214)	$(14,217)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	27,858	34,323	35,014
Stock-based compensation expense	23,277	25,963	36,550
Other	3,060	4,098	713
Deferred income taxes	617	(857)	1,443
Foreign currency transaction gain (loss)	8,712	782	(3,568)
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable, net	(7,166)	(4,590)	(2,727)
Inventories, net	(16,040)	5,878	(60,270)
Other assets	(4,765)	2,908	36
Accounts payable and accrued expenses	46,750	(5,715)	54,895
Accrued compensation	8,763	2,094	5,123
Deferred revenue	11,424	8,556	9,411
Other liabilities	4,952	8,068	1,557

Net cash provided by operating activities	38,665	43,294	63,960

Cash flows from investing activities
Restricted cash	134	—	—
Purchases of property and equipment	(65,651)	(52,520)	(33,553)

Net cash used in investing activities	(65,517)	(52,520)	(33,553)

Cash flows from financing activities
Proceeds from credit facilities	20,000	65,400	—
Proceeds from the issuance of debt, net of issuance costs	—	24,444	14,987
Payments of principal on credit facilities	—	(85,400)	—
Proceeds from issuance of common stock, net of issuance costs	129,916	—	10,078
Repurchase of common stock	(130,003)	(145)	(10,016)
Proceeds from exercise of common stock options	15,466	3,670	8,906

Net cash provided by financing activities	35,379	7,969	23,955

Effect of exchange rate changes on cash and cash equivalents	(2,788)	(182)	1,320

Net increase (decrease) in cash and cash equivalents	5,739	(1,439)	55,682
Cash and cash equivalents
Beginning of year	70,613	76,352	74,913

End of year	$76,352	$74,913	$130,595

Supplemental disclosure
Cash paid for interest	$176	$2,326	$4,144
Cash paid for taxes, net of refunds	946	233	461

Supplemental disclosure of non-cash investing and financing activities
Purchases of property and equipment in accounts payable and accrued expenses	$13,970	$3,939	$9,665
Common stock issued for business acquisition	1,004	—	—
Net exercise of Series C preferred stock warrants	—	1,704	—

The accompanying notes are an integral part of these consolidated financial statements.

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business overview and basis of presentation

Description of business

Sonos, Inc. and its wholly-owned subsidiaries (collectively “Sonos” or the “Company”) designs, develops, manufactures and sells multi-room audio products primarily for use in private residences. The Sonos home sound system provides customers with an immersive listening experience created by the design of its speakers and components, a proprietary software platform and the ability to stream content from a variety of sources throughout the home over the customer’s wireless network.

The Company’s products are sold through third-party retail stores, including custom installers of home audio systems. The Company also sells through select e-commerce retailers and its website sonos.com. The Company’s products are distributed in over 50 countries through its wholly-owned subsidiaries: Sonos Europe B.V., Beijing Sonos Technology Co., Ltd. and Sonos Australia Pty Ltd., located in the Netherlands, China and Australia, respectively.

Basis of presentation and preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all accounts of the Company. All intercompany balances and transactions have been eliminated in consolidation.

The Company has a 4-4-5 fiscal year ending on the Saturday nearest September 30 each year. The Company’s fiscal year is divided into four quarters, each beginning on a Sunday and containing two 4-week months followed by a 5-week “month.” An additional week is included in the fourth fiscal quarter approximately every five years to realign fiscal quarters with calendar quarters. This occurred last in the fourth quarter of the Company’s fiscal year ended October 3, 2015. References to fiscal 2015 are to the Company’s fiscal year ended October 3, 2015, references to fiscal 2016 are to the Company’s fiscal year ended October 1, 2016 and references to fiscal 2017 are to the Company’s fiscal year ended September 30, 2017.

Use of estimates and judgments

The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. For revenue recognition, examples of estimates and judgments include: determining the nature and timing of satisfaction of performance obligations, determining the standalone selling price (“SSP”) of performance obligations, estimating variable consideration such as sales incentives, and product returns. Additionally, estimates and judgments are made by management for allowances for doubtful accounts, the market value of and demand for inventory, useful lives associated with property and equipment, valuation allowances with respect to deferred tax assets and uncertain tax positions, impairment of long-lived assets, goodwill impairment, warranty, contingencies and valuation and assumptions underlying stock-based compensation and other equity instruments. On an ongoing basis, the Company evaluates its estimates and judgments compared to historical experience and trends that form the basis for making estimates and judgments about the carrying value of assets and liabilities.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components net income (loss) and other comprehensive income (loss), net of tax. Other comprehensive income (loss), net of tax refers to net gains and losses that are

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

recorded as an element of stockholders’ equity (deficit), but are excluded from net income (loss). The Company’s other comprehensive income (loss), net of tax consists of net unrealized gains and losses on foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency.

Unaudited pro forma information

In connection with a qualifying initial public offering as described in Note 7 contemplated by the Company, all shares of redeemable convertible preferred stock will automatically convert into shares of common stock on a one-for-one basis. The unaudited pro forma balance sheet information gives effect to the conversion of the redeemable convertible preferred stock as of September 30, 2017.

The unaudited pro forma net loss attributable to common stockholders reflects the conversion of the redeemable convertible preferred stock using the if-converted method as though the conversion had occurred as of October 2, 2016.

2. Summary of significant accounting policies

Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid financial instruments with immaterial interest rate risk that are readily convertible to cash and have maturities of three months or less from the date of purchase. As of October 1, 2016 and September 30, 2017, cash equivalents consisted of money market funds, which are recorded at fair value.

Restricted cash

The Company held $0.2 million in restricted cash, as of October 1, 2016 and September 30, 2017, representing security deposits on real estate leases.

Accounts receivable

Accounts receivable are recorded at the invoiced amount less allowances for doubtful accounts and sales incentives, do not require collateral and do not bear interest. The allowance for doubtful accounts is established through a provision for bad debt expense (recovery) which is recorded in general and administrative expense in the consolidated statements of operations and comprehensive loss. The Company determines the adequacy of the allowance for doubtful accounts by evaluating customer accounts receivable balances as well as the customer’s financial condition, credit history and current economic conditions. This estimate is periodically adjusted as a result of the aforementioned process, or when the Company becomes aware of a specific customer’s inability to meet its financial obligations.

Accounts receivable allowances

The following table summarizes changes in the allowance for doubtful accounts for fiscal 2015, 2016 and 2017:

(In thousands)	2015	2016	2017
Beginning balance	$800	$679	$726
Increases	628	962	449
Write-offs	(749)	(915)	(371)

Ending balance	$679	$726	$804

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in the allowance for sales incentives for fiscal 2015, 2016 and 2017:

(In thousands)	2015	2016	2017
Beginning balance	$7,918	$6,235	$8,913
Charged to revenue	23,954	34,627	65,879
Utilization of sales incentive allowance	(25,637)	(31,949)	(63,597)

Ending balance	$6,235	$8,913	$11,195

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents in several high-quality financial institutions. Cash and cash equivalents held at these banks, including those held in foreign branches of global banks, may exceed the amount of insurance provided on such deposits. These deposits may be redeemed upon demand and management believes that the financial institutions that hold the Company’s cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to cash. The Company has not experienced any losses in such accounts.

As of October 1, 2016 and September 30, 2017, the Company’s customers that accounted for 10% or more of total accounts receivable, net, were as follows:

	Accounts receivable, net
	2016	2017
Customer A	29%	26%
Customer B	15%	16%
Customer C	11%	*

*	Accounts receivable was less than 10%.

The Company’s customers that accounted for 10% or more of total revenue were as follows:

	Revenue
	2015	2016	2017
Customer A	17%	17%	16%
Customer B	10%	11%	12%

Inventories

Inventories primarily consist of finished goods and to a lesser extent component parts, which are purchased from contract manufacturers and component suppliers. Inventories are stated at lower of cost or market on a first-in, first-out basis. The Company assesses the valuation of inventory balances including an assessment to determine potential excess and/or obsolete inventory. The Company may be required to write down the value of inventory if estimates of future demand and market conditions indicate estimated excess and/or obsolete inventory. For the periods presented, the Company has not experienced significant write-downs.

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Computer hardware and software	2-3 years
Furniture and fixtures	3-5 years
Tooling and production line test equipment	2-4 years
Leasehold improvements	2-10 years
Product displays	16-36 months

Costs incurred to improve leased office space are capitalized. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Maintenance, repair costs and gains or losses associated with disposals are charged to expense as incurred.

Product displays are deployed at retail locations. Because the product displays facilitate marketing of the Company’s products within the retail stores, depreciation for product displays is recorded in sales and marketing expenses in the consolidated statements of operations and comprehensive loss.

Business combinations and goodwill

The results of businesses acquired in a business combination are included in the Company’s consolidated financial statements from the date of the acquisition. The excess consideration over the fair value of the assets acquired and liabilities assumed is recognized as goodwill.

The Company assesses goodwill for impairment at least annually, during the fourth quarter of each fiscal year and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company determined no impairment of goodwill existed at October 1, 2016 and September 30, 2017. Goodwill was $1.0 million as of October 1, 2016 and September 30, 2017 and is included in other noncurrent assets in the consolidated balance sheets.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets, primarily comprised of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company performs impairment testing at the level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability is measured by comparing the carrying amounts to the expected future undiscounted cash flows attributable to the assets. If it is determined that an asset may not be recoverable, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. Fair value is determined based upon estimated discounted future cash flows. There were no impairment charges identified on the Company’s long-lived assets for each period presented.

Product warranties

The Company’s products are covered by warranty to be free from defects in material and workmanship for a period of one year, except for products sold in the European Union where the Company provides a two-year

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

warranty. At the time of sale, an estimate of future warranty costs is recorded as a component of cost of revenue and a warranty liability is recorded for estimated costs to satisfy the warranty obligation. The Company’s estimate of costs to fulfill its warranty obligations is based on historical experience and expectations of future costs to repair or replace.

Legal contingencies

If a potential loss from any claim or legal proceeding is considered probable, and the amount can be reasonably estimated, the Company accrues a liability for an estimated loss. Legal fees are expensed as incurred and included in general and administrative expenses in the consolidated statements of operations and comprehensive loss. See Note 13 for additional information regarding legal contingencies.

Treasury stock

The Company accounts for treasury stock acquisitions using the cost method. The Company accounts for the retirement of treasury stock by deducting its par value from common stock and reflecting any excess of cost over par value as a deduction from additional paid-in capital on the consolidated balance sheets.

Fair value accounting

Assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level Input	Input Definition

Level 1	Quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2	Inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities, in active markets or other inputs that are observable or can be corroborated with market data at the measurement date.

Level 3	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Foreign currency

Certain of the Company’s wholly-owned subsidiaries have non-U.S. dollar functional currencies. The Company translates assets and liabilities of non-U.S. dollar functional currency subsidiaries into U.S. dollars using exchange rates in effect at the end of each period and stockholders’ equity (deficit) at historical rates. Revenue and expenses for these subsidiaries are translated using rates that approximate those in effect during the period. Gains and losses from translation are recognized in foreign currency translation included in accumulated other comprehensive income (loss).

The Company remeasures monetary assets or liabilities denominated in currencies other than the functional currency using exchange rates prevailing on the balance sheet date, and non-monetary assets and liabilities at historical rates. Foreign currency remeasurement and transaction gains and losses are included in other income (expense), net.

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency remeasurement and transaction gains (losses) are recorded in other income (expense), net were $(10.0) million, $(2.2) million and $3.2 million for fiscal 2015, 2016 and 2017, respectively.

Revenue recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company generally enters into contracts that include a combination of products and services. Revenue is allocated to distinct performance obligations and is recognized net of allowances for returns, discounts, sales incentives and any taxes collected from customers, which are subsequently remitted to governmental authorities. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of revenue. As of October 1, 2016 and September 30, 2017, the Company did not have any material assets related to incremental costs to obtain or fulfill customer contracts.

Nature of products and services

Product revenue includes sales of wireless speakers, home theater speakers and audio components, which include software that enables the Company’s products to operate over a customer’s wireless network, as well as connect to various third party services, including music and voice. Software primarily consists of firmware embedded in the products and the Sonos application, which is software that can be downloaded to consumer devices at no charge, with or without the purchase of one of the Company’s products. Products and related software are accounted for as a single performance obligation and all intended functionality is available to the customer upon purchase. The revenue allocated to the products and related software is the substantial portion of the total sale price. Revenue is recognized at the point in time when control is transferred, which is either upon shipment or upon delivery to the customer, depending on delivery terms.

Service revenue includes revenue allocated to (i) unspecified software upgrades and (ii) cloud-based services that enable products to access third party music and voice assistant platforms, which are each distinct performance obligations and are provided to customers at no additional charge. Unspecified software upgrades are provided on a when-and-if available basis and have historically included updates and enhancements such as bug fixes, feature enhancements and updates to the ability to connect to third party music or voice assistant platforms. Service revenue is recognized ratably over the estimated service period.

Significant judgments

The Company’s contracts with customers generally contain promises to transfer products and services as described above. Determining whether products and services are considered distinct performance obligations that should be accounted for separately may require significant judgment.

Judgment is required to determine the SSP for each distinct performance obligation. The Company estimates SSP for items that are not sold separately, which include the products and related software, unspecified software upgrades and cloud-based services, using information that may include competitive pricing information, where available, as well as analyses of the cost of providing the products or services plus a reasonable margin. In developing SSP estimates, the Company also considers the nature of the products and services and the expected level of future services.

Determining the revenue recognition period for unspecified software upgrades and cloud-based services also requires judgment. The Company recognizes revenue attributable to these performance obligations ratably over

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the best estimate of the period that the customer is expected to receive the services. In developing the estimated period of providing future services, the Company considers past history, plans to continue to provide services, including plans to continue to support updates and enhancements to prior versions of the Company’s products, expected technological developments, obsolescence, competition and other factors. The estimated service period may change in the future in response to competition, technology developments and the Company’s business strategy.

The Company offers sales incentives through various programs consisting primarily of discounts, cooperative advertising and market development fund programs. The Company records cooperative advertising and market development fund programs with customers as a reduction to revenue unless it receives a distinct benefit in exchange for credits claimed by the customer and can reasonably estimate the fair value of the benefit received, in which case the Company records it as an expense. The Company recognizes a liability or a reduction to accounts receivable, and reduces revenue based on the estimated amount of sales incentives that will be claimed by customers. Estimates for sales incentives are developed using the most likely amount and are included in the transaction price to the extent that a significant reversal of revenue would not result once the uncertainty is resolved. In developing its estimate, the Company also considers the susceptibility of the incentive to outside influences, the length of time until the uncertainty is resolved and the Company’s experience with similar contracts. Reductions in revenue related to discounts are allocated to products and services on a relative basis based on their respective SSP. Judgment is required to determine the timing and amount of recognition of marketing funds which the Company estimates based on past practice of providing similar funds.

The Company accepts returns from direct customers and from certain resellers. To establish an estimate for returns, the Company uses the expected value method by considering a portfolio of contracts with similar characteristics to calculate the historical returns rate. When determining the expected value of returns, the Company considers future business initiatives and relevant anticipated future events.

Supplier concentration

The Company relies on third parties for the supply and manufacture of its products, as well as third-party logistics providers. In instances where these parties fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its products to customers on time, if at all. During fiscal 2016 and 2017, approximately 99% of the Company’s finished goods purchased during each year were from one vendor.

Deferred revenue and payment terms

The Company invoices each order upon hardware shipment or delivery and recognizes revenue for each distinct performance obligation when transfer of control has occurred, which in the case of services, may extend over several reporting periods. Amounts invoiced in advance of revenue recognition are recorded as deferred revenue on the consolidated balance sheets. Deferred revenue primarily relates to revenue allocated to unspecified software upgrades and platform services. The Company classifies deferred revenue as noncurrent if amounts are expected to be recognized as revenue after more than one year from the balance sheet date.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in the deferred revenue balances:

(In thousands)	2015	2016	2017
Deferred revenue, beginning of year	$17,848	$27,373	$36,160
Recognition of revenue included in beginning of year deferred revenue	(3,498)	(4,553)	(6,878)
Revenue deferred, net of revenue recognized on contracts in the respective period	13,023	13,340	16,285

Deferred revenue, end of year	$27,373	$36,160	$45,567

The Company expects to recognize the deferred revenue as of September 30, 2017 as follows:

	For the fiscal years ending
(In thousands)	2018	2019	2020	2021	2022 and Beyond	Total
Revenue expected to be recognized	$10,920	$8,800	$8,495	$7,192	$10,160	$45,567

See Note 4 for further information with respect to revenue, including revenue by product category and geography.

Payment terms

Payment terms and conditions vary among the Company’s distribution channels although terms generally include a requirement of payment within 30 days of product shipment. Sales directly to customers from the Company’s website are paid in advance of product shipment. Prior to providing payment terms to customers, an evaluation of the customer’s credit risk is performed. Contractual allowances are an offset to accounts receivable, net.

Research and development

Research and development expenses consist primarily of personnel-related expenses, consulting and outside professional service costs, tooling and prototype materials and allocated overhead costs. Substantially all of the Company’s research and development expenses are related to developing new products and services and improving existing products and services. To date, software development costs have been expensed as incurred because the period between achieving technological feasibility and the release of the software has been short and development costs qualifying for capitalization have been insignificant.

Advertising costs

Advertising costs are expensed as incurred and included in sales and marketing expenses. Advertising expenses were $67.6 million, $50.6 million and $72.2 million for fiscal 2015, 2016 and 2017, respectively.

Stock-based compensation

The Company measures stock-based compensation cost at fair value on the date of grant. The Company estimates the fair value of stock option awards using the Black-Scholes option-pricing model. The fair value of restricted stock is the fair value of the Company’s common stock on the grant date. Compensation cost for stock options with graded vesting is recognized, on a straight-line basis, as expense over the period of vesting as the employee performs the related services, net of estimated forfeitures. The Company estimates forfeitures based on expected future terminations and will revise rates, as necessary, in subsequent periods if actual forfeitures differ from initial estimates.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records a valuation allowance to the extent that its deferred tax assets are not more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more likely than not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company includes interest and penalties related to unrecognized tax benefits within the provision for income taxes in the consolidated statements of operations and comprehensive loss. The Company has not incurred any interest or penalties related to unrecognized tax benefits in any of the periods presented.

The Company’s provision for (benefit from) income taxes, deferred tax assets and liabilities and liabilities for unrecognized tax benefits involves the use of estimates, assumptions and judgments. Although the Company believes its estimates, assumptions and judgments to be reasonable, any changes in tax law or its interpretation of tax laws and the resolutions of potential tax audits could significantly impact the amounts provided for income taxes in the Company’s consolidated financial statements. Actual future operating results and the underlying amount and type of income could differ materially from the Company’s estimates, assumptions and judgments thereby impacting the Company’s financial position and results of operations.

Segment Information

The Company operates as one operating segment as it only reports aggregate financial information on a consolidated basis, accompanied by disaggregated information about revenue by geographic region and product category to its Chief Executive Officer, who is the Company’s chief operating decision maker.

Leases

The substantial majority of the Company’s leases are for its office spaces and facilities, which are accounted for as operating leases. For leases that contain rent escalation or rent concession provisions, the Company recognizes rent on a straight-line basis over the term of the lease. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at inception. Tenant improvement allowances received from landlords are recorded as a credit to deferred rent, reported as a liability on the consolidated balance sheets and amortized on a straight-line basis over the lease term as a reduction to rent expense in the consolidated statements of operations and comprehensive loss.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently adopted accounting pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued a new standard related to revenue recognition, Accounting Standards Codification (“ASC”) No. 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

ASC 606 is required to be adopted for annual reporting periods beginning after December 15, 2017, including interim periods therein, and may be earlier adopted, though no earlier than for annual reporting periods beginning after December 15, 2016. The Company elected to early adopt ASC 606 effective October 1, 2017, using the full retrospective transition method, which required the Company to adjust each prior reporting period presented.

The most significant impact of the adoption of this standard related to the Company’s accounting for arrangements with certain distributors and retail partners with implicit or explicit return rights that were recognized based on a sell-through method under ASC 605, Revenue Recognition. Under ASC 606, revenue with these parties is recognized upon transfer of control to the customer which occurs when the product is either shipped to or delivered to the customer depending on the contractual terms of the arrangement. This change resulted in an acceleration of revenue and related costs of revenue and most significantly, a reduction in deferred costs of revenue and deferred revenue at each balance sheet date. This acceleration of revenue can have a net increase or decrease in the adjusted revenue for the respective fiscal year depending on the year over year impact of the amounts accelerated across reporting periods. The impact of the adjusted balances on previously reported results presented below were also affected by changes in both product mix as well as by the timing of transactions within fiscal years.

Impact to previously reported results

The adoption of ASC 606 impacted the Company’s previously reported amounts on the consolidated balance sheets as of October 1, 2016 as follows:

	2016
(In thousands)	As previously reported	Impact of adoption	As adjusted
Accounts receivable, net	$48,569	$(3,262)	$45,307
Inventories, net	53,553	9	53,562
Deferred costs of revenue	27,478	(27,478)	—
Other current assets	8,850	587	9,437
Deferred tax assets	6,207	(3,663)	2,544
Deferred revenue	96,696	(60,536)	36,160
Other current liabilities	4,599	1,936	6,535
Stockholders’ equity (deficit)	(53,581)	24,793	(28,788)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The adoption of ASC 606 impacted the Company’s previously reported amounts on the consolidated statements of operations and comprehensive loss for the years ended October 3, 2015 and October 1, 2016 as follows:

	2015			2016
(In thousands)	As previously reported	Impact of adoption	As adjusted	As previously reported	Impact of adoption	As adjusted
Net revenue	$860,652	$(17,128)	$843,524	$904,049	$(2,765)	$901,284
Cost of revenue	468,229	(6,842)	461,387	494,673	3,212	497,885
Provision for income taxes	2,734	508	3,242	2,930	(286)	2,644
Net loss	(57,983)	(10,794)	(68,777)	(32,523)	(5,691)	(38,214)

The Company has not previously reported its financial statements for fiscal 2017 under ASC 605. The adoption of ASC 606 had no impact to cash flows provided by or used in operating, financing or investing activities on the Company’s consolidated statements of cash flows. The cumulative impact of adoption resulted in a reduction to the Company’s accumulated deficit by $43.4 million from the previously reported accumulated deficit of $110.2 million, as of September 28, 2014, the beginning of the Company’s fiscal 2015.

Presentation of Going Concern in Financial Statements

In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this ASU are effective for reporting periods ending after December 15, 2016 and for interim periods within those fiscal years, with early adoption permitted. The Company has adopted this standard for its fiscal 2017. Management considered the likelihood, magnitude and timing of potential effects of any adverse conditions and events and did not identify any conditions that would raise substantial doubt about the ability of the Company to continue as a going concern for the 12 months following the date these financial statements were available to be issued.

Simplifying the measurement of inventory

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory (“ASU 2015-11”). Upon adoption by an entity, ASU 2015-11 will simplify the subsequent measurement of inventory by replacing the current lower of cost or market test with a lower of cost and net realizable value test. The new guidance applies only to inventories for which cost is determined by methods other than last-in-first-out (“LIFO”) and the retail inventory method. For inventory within the scope of ASU 2015-11, entities will be required to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by current guidance (“market,” “subject to a floor” and a “ceiling”). When evidence exists that the net realizable value of inventory is less than its cost (due to damage, physical deterioration, obsolescence, changes in price levels or other causes), entities will recognize the difference as a loss in earnings in the period in which it occurs. ASU 2015-11 is effective for public entities for fiscal years beginning after December 15, 2016, and interim periods within the year of adoption. Early adoption is permitted. The Company early adopted the provisions of ASU 2015-11 at the beginning of fiscal 2017. The adoption of ASU 2015-11 did not have a material impact on its consolidated financial statements.

Improvements to share-based payment accounting

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which simplifies several aspects

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, forfeitures and classification on the statement of cash flows. For its fiscal year ended October 1, 2016, the Company early adopted this guidance. Under ASU 2016-09, entities are permitted to make an accounting policy election to either estimate forfeitures of share-based payment awards, as previously required, or to recognize forfeitures as they occur. The Company elected to continue to estimate forfeitures based on expected future terminations and will revise rates, as necessary, in subsequent periods if actual forfeitures differ from initial estimates. Prior to the adoption of ASU 2016-09, the Company did not recognize excess windfall tax benefits because the related tax deduction did not reduce taxes payable. Upon adoption, the Company recognized deferred tax assets related to excess tax benefits; however, these deferred tax assets were determined to be not more likely than not to be realized, and therefore the Company increased its valuation allowance accordingly. The adoption of ASU 2016-09 did not have an impact on accumulated deficit, other components of equity, net assets or statements of cash flows, nor did it result in the recognition of an income tax benefit; however, it resulted in an increase to deferred tax assets and a corresponding increase in the valuation allowance as of the beginning of fiscal 2016.

Recent accounting pronouncements pending adoption

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which amends a number of aspects of lease accounting, including requiring lessees to recognize operating leases with a term greater than one year on their balance sheet as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Company is currently evaluating the timing of adoption and the impact of adopting ASU 2016-02 on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 provides for a new impairment model that requires measurement and recognition of expected credit losses for most financial assets and certain other instruments, including but not limited to accounts receivable and available for sale debt securities. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within those years, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which provides guidance intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those years, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which enhances and clarifies the guidance on the classification and presentation of restricted cash in the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim periods within those years, with early adoption permitted. The Company has $0.2 million of restricted cash as of October 1, 2016 and September 30, 2017 and therefore does not expect the adoption of this guidance to have a material impact on its consolidated financial statements. The Company is currently evaluating the timing of adoption of this guidance.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill (“ASU 2017-04”), which simplifies the subsequent measurement of goodwill by

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

eliminating the second step of the goodwill impairment test. The second step measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Under ASU 2017-04, a company will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. ASU 2017-04 will be applied prospectively and is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Intra-Entity Transfers of Assets Other Than Inventory. This guidance removes the prohibition in ASC 740, Income Taxes, against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This guidance is intended to reduce the complexity of U.S. GAAP and diversity in practice related to the tax consequences of certain types of intra-entity asset transfers, particularly those involving intellectual property. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the potential impact of this guidance on its consolidated financial statements.

3. Fair Value Measurements

The carrying values of the Company’s financial instruments, including accounts receivable and accounts payable, approximate their fair values due to the short period of time to maturity or repayment. The carrying values of the Company’s long-term debt approximate their fair values as of October 3, 2016 and September 30, 2017, as the debt carries a variable rate or market rates that approximate those currently available to the Company.

The following table summarizes fair value measurements by level for the assets measured at fair value on a recurring basis as of October 1, 2016 and September 30, 2017:

	2016
(In thousands)	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (cash equivalents)	$10	$—	$—	$10

	2017
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (cash equivalents)	$40,072	$—	$—	$40,072

Redeemable convertible preferred stock warrants

Warrants to purchase the Company’s redeemable convertible preferred stock were classified as liabilities on the consolidated balance sheets. These warrants were remeasured at each balance sheet date and any change in fair value was recognized as a component of other income (expense) in the consolidated statements of operations and comprehensive loss. The Company adjusted the liability for changes in fair value until the earlier of the exercise or expiration of the warrants at which time the liability was reclassified to redeemable convertible preferred stock on the consolidated statements of redeemable convertible preferred stock and stockholders’ equity (deficit). All outstanding redeemable convertible preferred stock warrants were exercised during fiscal 2016. As a result, there was no warrant liability as of October 1, 2016 or September 30, 2017.

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During fiscal 2015 and 2016, the Company’s redeemable convertible preferred stock warrant liability was measured and recorded on a recurring basis at fair value and represented a Level 3 measurement. The redeemable convertible preferred stock warrants were accounted for as a liability because the underlying shares of redeemable convertible preferred stock are contingently redeemable, including in the case of a deemed liquidation, which may obligate the Company to transfer assets to the preferred stockholders. The fair value of the warrant liability was measured using an option-pricing model. Generally, increases or decreases in the fair value of the underlying redeemable convertible preferred stock would result in a directionally similar impact in the fair value measurement of the associated warrant liability. The following table sets forth a summary of the changes in the fair value of the redeemable convertible preferred stock warrant liability:

(In thousands)
Balance at September 27, 2014	$913
Change in fair value	791

Balance at October 3, 2015	1,704
Change in fair value	—
Settlement of warrant liability upon exercise	(1,704)

Balance at October 1, 2016	$—

The fair value of the redeemable convertible preferred stock warrant liabilities was estimated using the Black-Scholes option pricing model with the following assumptions:

October 3, 2015
Contractual term (years)	0.21
Risk-free interest rate	0.01%
Expected volatility	49.20%
Expected dividend yield	0.00%

4. Revenue and Geographic Information

Disaggregation of revenue

Revenue by geographical region, based on ship-to address, is as follows:

(In thousands)	2015	2016	2017
United States and Canada	$410,677	$443,314	$496,668
Europe, Middle East and Africa	399,605	415,689	442,081
Rest of World	33,242	42,281	53,777

Total revenue	$843,524	$901,284	$992,526

Revenue from external customers is attributed to individual countries based on ship-to address. Revenue by significant countries is as follows:

(In thousands)	2015	2016	2017
United States	$376,649	$399,531	$449,261
United Kingdom	114,098	120,732	110,695
Germany	84,099	93,824	111,065
Other countries	268,678	287,197	321,505

Total revenue	$843,524	$901,284	$992,526

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue by major product category is as follows:

(In thousands)	2015	2016	2017
Wireless speakers	$404,632	$462,967	$480,977
Home theater speakers	262,272	274,268	348,899
Components	155,040	151,658	151,965
Other	21,580	12,391	10,685

Total revenue	$843,524	$901,284	$992,526

Revenue by product categories includes the applicable service revenue attributable to each product category.

Property and equipment, net by country as of October 1, 2016 and September 20, 2017 were as follows:

(In thousands)	2016	2017
United States	$65,225	$59,738
China	17,905	22,672
Other countries	7,264	12,720

Property and equipment, net	$90,394	$95,130

5. Balance sheet components

The following tables show the Company’s balance sheet component details as of October 1, 2016 and September 30, 2017.

Inventories

Inventories, net, consist of the following:

(In thousands)	2016	2017
Finished goods	$48,831	$104,014
Components	4,731	9,842

Inventories	$53,562	$113,856

The Company writes down inventory as a result of excess and obsolete inventories, or when it believes that the net realizable value of inventories is less than the carrying value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment, net

Property and equipment, net consist of the following:

(In thousands)	2016	2017
Computer hardware and software	$39,625	$42,928
Furniture and fixtures	9,560	9,840
Tooling and production line test equipment	32,292	42,368
Leasehold improvements	50,826	53,479
Product displays	42,152	55,855

	174,455	204,470
Less: Accumulated depreciation	(84,061)	(109,340)

Property and equipment, net	$90,394	$95,130

Depreciation expense was $27.9 million, $34.3 million and $35.0 million, for fiscal 2015, 2016 and 2017, respectively. During fiscal 2015, 2016 and 2017, the Company disposed of gross fixed assets of $4.4 million, $6.2 million and $11.5 million, respectively. Disposals of fixed assets were recorded in operating expenses in the consolidated statements of operations and comprehensive loss and resulted in losses of $0.3 million, $3.1 million and $0.2 million, for fiscal 2015, 2016 and 2017, respectively.

Accrued expenses

Accrued expenses consist of the following:

(In thousands)	2016	2017
Accrued advertising and marketing	$7,311	$10,880
Accrued taxes	7,946	4,800
Accrued inventory and duties	5,335	22,563
Accrued manufacturing, logistics and product development	3,845	4,921
Other accrued payables	8,604	14,184

Total accrued expenses	$33,041	$57,348

6. Long-term debt

JP Morgan credit facility

In October 2015, the Company entered into a credit agreement with J.P. Morgan Chase Bank, N.A. (the “Credit Facility”). The Credit Facility allows the Company to borrow up to $80.0 million, including up to a $10.0 million for the issuance of letters of credit and up to $8.0 million for swing line loans. In connection with the Credit Facility, the Company incurred costs of $0.6 million which were recorded as an asset and are amortized over the term of the agreement as interest expense. The Credit Facility matures on October 28, 2020. The Company has the option to repay the borrowings under the Credit Facility without penalty prior to maturity. Borrowings under the Credit Facility may be drawn as Commercial Bank Floating Rate loans (“CBFR Borrowings”) or Eurocurrency loans (“Eurocurrency Borrowings”), and mature in October 2020. CBFR Borrowings bear interest at a variable rate equal to the applicable margin plus the highest of (i) the prime rate or (ii) adjusted LIBOR plus 2.50%, but in any case at a minimum rate of 1.25% per annum. Eurocurrency Borrowings bear interest at a variable rate based on the LIBOR plus the applicable margin. The Company is also

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

required to pay an annual commitment fee on the average daily unused portion of the facility of 0.2%, based on the usage of the facility. The Credit Facility requires the Company to maintain a consolidated fixed charge ratio of at least 1.0, restricts distribution of dividends under certain conditions and requires financial statement reporting and delivery of borrowing base certificates. As of September 30, 2017, the Company was in compliance with all covenants. Obligations under the credit facility are collateralized by eligible inventory and accounts receivable of the Company. As of October 1, 2016 and September 30, 2017, the Company did not have any outstanding borrowings and $3.8 million and $4.4 million, respectively, in undrawn letters of credit that reduce the availability under the Credit Facility. The average interest rates were LIBOR +1.25% and LIBOR +1.25% as of October 1, 2016 and September 30, 2017, respectively.

Term loan

In March 2016, the Company entered into a $25.0 million, five-year term loan agreement with Gordon Brothers Finance Company (the “Term Loan”). The Term Loan bears interest at a variable rate equal to an adjusted LIBOR plus 10.0%, with a minimum rate of 10.5% per annum. In December 2016, the Company amended its Term Loan (the “Amended Term Loan”) and borrowed an additional $15.0 million net of issuance costs, increasing the aggregate principal amount of the loan to $40.0 million, reducing the interest rate to a variable rate equal to an adjusted LIBOR plus 9.5% and changing prepayment penalty terms. The Amended Term Loan bears interest at a variable rate equal to an adjusted LIBOR plus 9.5%, with a minimum rate of 10.0% per annum. The effective interest on the Term Loan was 10.52% and 10.74% as of October 1, 2016 and September 30, 2017, respectively.

The Amended Term Loan requires the Company to comply with certain financial covenants, including maintaining a consolidated fixed charge ratio of at least 1.0, requiring the Company to maintain a minimum liquidity reserve of $38.5 million, restricts distribution of dividends under certain conditions, and customary affirmative covenants, such as financial statement reporting requirements and delivery of borrowing base certificates. The Amended Term Loan also requires the Company to comply with certain nonfinancial covenants. As of October 1, 2016 and September 30, 2017, the Company was in compliance with all covenants. Obligations under the Amended Term Loan are collateralized by eligible inventory, accounts receivable and intellectual property of the Company.

The carrying value of the Amended Term Loan was $24.5 million and $39.6 million, net of unamortized debt discount of $0.5 million and $0.4 million, as of October 1, 2016 and September 30, 2017, respectively.

There is a $40.0 million principal repayment due on March 30, 2021 at which time the Amended Term Loan will be fully repaid. No principal payments are required to be made during fiscal years 2017 through 2020. The Company has the right to prepay the Term Loan subject to an early termination fee. For prepayments made prior to March 30, 2019, the early termination fee is 1% of the prepayment amount. There is no early termination fee for prepayments made after March 30, 2019.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Redeemable convertible preferred stock

The following table summarizes the redeemable convertible preferred stock information (together, the “Preferred Stock”):

(In thousands, except share amounts)
As of October 1, 2016 and September 30, 2017:	Authorized Shares	Issued and Outstanding Shares	Carrying Value	Liquidation Preference
Series A Preferred Stock	5,017,500	5,002,500	$15,060	$15,008
Series B Preferred Stock	1,940,625	1,865,000	5,926	5,968
Series C Preferred Stock	5,850,000	5,844,383	26,556	25,000
Series D Preferred Stock	3,529,412	3,529,412	42,799	45,000

Total	16,337,537	16,241,295	$90,341	$90,976

Dividends

The Series A, B, C, and D Preferred stockholders are entitled to receive noncumulative dividends, if and when declared by the Company’s Board of Directors, out of any assets at the time legally available, at an annual rate of $0.24 per share for the Series A preferred stock, $0.26 per share for the Series B preferred stock, $0.34 per share for the Series C preferred stock and $1.02 per share for the Series D preferred stock (all subject to adjustments for recapitalizations). For any dividends to be paid, the Series C preferred stock and the Series D preferred stock are pari passu with one another, and senior in priority to the Series A preferred stock, Series B preferred stock and common stock. No dividends have been declared or paid by the Company as of September 30, 2017.

Liquidation

The Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock carry a liquidation preference equal to $3.00, $3.20, $4.31 and $12.75 per share, respectively (subject to adjustment for certain recapitalizations), plus any declared and unpaid dividends. The Series C preferred stock and Series D preferred stock liquidation preferences are senior to those of the Series A preferred stock and Series B preferred stock, and are pari passu as between Series C preferred stock and Series D preferred stock. In addition, in a liquidation event, the Series C preferred stock and Series D preferred stockholders must choose to either receive the liquidation preference or convert to common stock and receive whatever proceeds are available to the common stockholders. In a liquidation event, the Series A preferred stock and Series B preferred stockholders receive the liquidation preference and participate with the common stockholders on an as-converted basis for remaining proceeds to be distributed. The occurrence of a liquidation event constitutes the winding-down of the business, a bankruptcy or a similar dissolution of the Company or a deemed liquidation where a majority of the shares or assets of the Company are sold to a third party.

The liquidation preference provisions of the Preferred Stock are considered contingent redemption provisions as there are certain elements that are not solely within the control of the Company. These elements primarily relate to deemed liquidation events such as a change in control or an involuntary winding-up or dissolution of the Company. As a result, the Company considers the Preferred Stock as redeemable and has classified the Preferred Stock outside of stockholders’ equity (deficit) in the mezzanine section of the consolidated balance sheets.

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Conversion

Each share of Series A preferred stock, Series B preferred stock and Series C preferred stock will be automatically converted into fully paid, nonassessable shares of common stock at the then-effective conversion rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering of not less than $50.0 million and post-funding market capitalization of the Company of not less than $300.0 million, or (ii) on the date on which the Company obtains the consent of the holders of a majority of the Series A preferred stock, Series B preferred stock and Series C preferred stock then outstanding, voting as a single class on an as-converted basis, for such conversion.

Each share of the Series D preferred stock will be automatically converted into fully paid, nonassessable share of common stock at the then effective rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering of not less than $50.0 million and the price per share to the public is not less than 1.5 times the weighted-average price per share of all securities purchased by the investors of the Series D preferred stock, or (ii) on the date on which the Company obtains the consent of the holders of a majority of the Series D preferred stock then outstanding, voting as a single class on an as-converted basis, for such conversion.

Voting

The holders of the Preferred Stock vote on an as-converted basis with the holders of common stock for routine matters of corporate governance. The Preferred Stock, voting together as a class, must approve certain nonroutine corporate transactions, such as an increase in authorized shares of Preferred Stock, the creation of a new class or series of stock that is pari passu or senior to the Series D preferred stock, the dissolution or winding up of the business, certain distributions to stockholders or redemptions of shares. The Preferred Stock, each voting separately as a series, must approve certain nonroutine corporate transactions, such as an adverse change in the rights, preferences or privileges of the respective series or a deemed liquidation in which the respective Preferred series does not receive a certain minimum return on the original investment. In addition to the above series voting rights, the Series D preferred stock votes separately as a series on certain additional nonroutine corporate transactions, such as the increase or decrease in the number of Series D preferred stock or the creation of a new class or series of stock that is pari passu or senior to the Series D preferred stock. The Series C preferred stockholders have the right to nominate one member of the Company’s Board of Directors, which nomination rights are subsequently enforced through a voting agreement with a substantial majority of the outstanding shares of all classes of stock. The Series A, B and D preferred stockholders have the same nomination right and voting agreement, but such right is exercisable with all series voting together as a class. The common stockholders have the same nomination right and voting agreement, but such right is for two directors.

8. Common and treasury stock

In November 2014, in an effort to facilitate the sale of common stock to new investors and provide liquidity for existing stockholders, the Company purchased 3,830,185 shares of common stock at the fair value of common stock at the date of exchange and concurrently reissued 3,830,288 shares to four outside investors. The purchase price per share was $33.94, for total gross proceeds of $130.0 million. In connection with this transaction, selling stockholders were required to pay the investment banker fees retained by the Company to assist with finding investors.

During fiscal 2016, as part of the net exercise of stock options for employees, the Company repurchased 3,890 shares of common stock.

During fiscal 2017, in an effort to facilitate the sale of common stock to new investors and provide liquidity for existing stockholders, the Company purchased 369,341 shares of common stock at the fair value of common

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

stock at the date of exchange for an aggregate purchase price of $10.0 million and concurrent therewith, the Company issued 371,017 shares of common stock to two outside investors. The sale price to the outside investors was $27.12 per share, the fair value of common stock at the date of exchange, for total gross proceeds to the Company of $10.1 million.

9. Employee benefit plans

The Company has a defined contribution 401(k) plan (the “401(k) Plan”) for the Company’s U.S-based employees. The 401(k) Plan is for all full-time employees who meet certain eligibility requirements. Eligible employees may contribute up to 100% of their annual compensation, but are limited to the maximum annual dollar amount allowable under the Internal Revenue Code (the “Code”). Although the 401(k) Plan provides for discretionary employer matching contribution, the Company has not made any such contributions on behalf of participating employees as of September 30, 2017.

10. Stock option plan and stock-based compensation

During 2003, the Company’s Board of Directors established the 2003 Stock Plan, as amended (the “Plan”). As of September 30, 2017 42,500,000 shares were authorized under the Plan and 1,044,002 shares were available to grant. The Plan includes incentive stock options that are subject to Code rules and regulations and nonqualified stock options. The option price, number of shares and grant date are determined at the discretion of the Company’s Board of Directors. As long as the option holder performs services for the Company, the options issued to directors and employees generally vest over 48 months, with cliff vesting after one year and monthly thereafter. All options are exercisable for a period not to exceed ten years from the date of grant.

Stock option activity was as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Weighted Average Intrinsic Value
			(in years)	(in thousands)
Outstanding at October 1, 2016	22,970,297	$16.69	7.2	239,580

Granted	4,066,068	27.12
Exercised	(1,878,044)	4.74
Forfeited	(2,248,572)	21.34
Expired	(1,123)	18.61

Outstanding at September 30, 2017	22,908,626	$18.40	6.9	199,663

Exercisable at September 30, 2017	13,771,477	$12.80	5.5	197,249

Vested and expected to vest at September 30, 2017	21,432,857	$17.81	6.8	199,623

During fiscal 2015, 2016 and 2017, the Company granted options with a fair value of $21.0 million, $83.5 million and $39.4 million respectively, with a weighted-average grant date fair value of $15.12, $10.64 and $9.68 per share, respectively. On July 1, 2015, the Company issued 148,208 restricted stock of common stock at $37.28 per share, for a total fair value of $5.5 million.

The total intrinsic value of stock options exercised was $111.5 million, $17.4 million and $42.0 million for fiscal 2015, 2016 and 2017, respectively.

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2017, the Company had $74.9 million of unrecognized stock-based compensation cost which is expected to be recognized over a weighted-average period of 2.8 years.

The Company’s policy for issuing stock upon stock option exercise is to issue new common stock.

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is expensed, net of estimated forfeitures, over the remaining requisite service period. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options. This model requires the input of highly subjective assumptions including the expected term of the option, expected stock price volatility and expected dividends. If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2015	2016	2017
Expected term (years)	6.25	6.25	6.25
Risk-free interest rate	1.73%	1.29%	1.95%
Expected volatility	41.14%	36.64%	32.40%
Expected dividend yield	0.00%	0.00%	0.00%

Expected term

The expected term represents the period over which the Company anticipates stock-based awards to be outstanding. The Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. As a result, the Company elected the simplified method, which is the average of the options’ vesting and contractual terms.

Risk-free interest rate

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option.

Expected share price volatility

The Company’s computation of expected volatility is based on the volatility of selected comparable publicly traded companies over a period equal to the expected term of the option.

Expected dividend yield

The Company used a zero-dividend yield, as the Company has never paid dividends and does not plan to pay dividends in the near future.

Fair value of common stock

Given the absence of a public trading market of the Company’s common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, the Company’s Board of Directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

fair value of the Company’s common stock, including but not limited to the prices at which the Company sold shares of its common stock to outside investors in arms-length transactions; independent third party valuations of the Company’s common stock; the rights, preferences and privileges of redeemable convertible preferred stock relative to those of common stock; the Company’s operating results, financial position and capital resources; and additional relevant economic information.

Total stock-based compensation expense by function category was as follows:

(In thousands)	2015	2016	2017
Cost of revenue	$236	$211	$240
Research and development	8,186	8,260	13,605
Sales and marketing	9,791	11,742	15,086
General and administrative	5,064	5,750	7,619

Total stock-based compensation expense	$23,277	$25,963	$36,550

11. Income taxes

The Company’s income (loss) before provision for income taxes for fiscal 2015, 2016 and 2017 were as follows:

(In thousands)	2015	2016	2017
Domestic	$(79,642)	$(47,285)	$(25,005)
Foreign	14,107	11,715	8,497

Income (loss) before provision for income taxes	$(65,535)	$(35,570)	$(16,508)

Components of the provision for (benefit from) income taxes consisted of the following:

(In thousands)	2015	2016	2017
Current
U.S. Federal	$39	$129	$—
U.S. State	173	59	62
Foreign	2,360	3,344	(3,791)

Total current	2,572	3,532	(3,729)

Deferred
U.S. Federal	—	—	—
U.S. State	—	—	—
Foreign	670	(888)	1,438

Total deferred	670	(888)	1,438

Provision for (benefit from) income taxes	$3,242	$2,644	$(2,291)

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of the Company’s net deferred tax assets (liabilities) are as follows:

(In thousands)	2016	2017
Deferred tax assets
Accrued expenses and reserves	$9,116	$8,828
Deferred revenue	—	218
Inventory deferral	4,902	3,259
U.S. net operating loss carryforwards	67,367	53,589
Foreign net operating losses carryforwards	1,611	1,147
Tax credit carryforwards	14,700	17,553
Stock-based compensation	6,281	7,976
Amortization	2,763	3,859
Other	425	324

Total deferred tax assets	107,165	96,753
Valuation allowance	(95,882)	(94,956)

Deferred tax assets, net of valuation allowance	11,283	1,797
Deferred tax liabilities
Depreciation	(5,151)	(690)
Deferred revenue	(3,588)	—

Total deferred tax liabilities	(8,739)	(690)

Net deferred tax assets	$2,544	$1,107

After considering all available positive and negative evidence, the Company has determined it is more likely than not that deferred tax assets will not be realized and that a full valuation allowance is required in the U.S., and as of 2017 in the Netherlands. Both jurisdictions have generated cumulative losses in recent years. The Company has deferred tax assets in other foreign jurisdictions which it determined are more likely than not to be fully realized.

As of September 30, 2017, the Company had gross federal and post-apportionment state net operating loss carryforwards of $141.8 million and $75.3 million, respectively, available to reduce future taxable income. The earliest federal and state net operating loss carryforwards expire in varying amounts beginning in 2026 and 2020, respectively. As of September 30, 2017, the Company had gross foreign net operating loss carryforwards of $4.1 million, which have an indefinite life. The Company also has gross federal and state research and development tax credits carryforwards of $18.8 million and $15.7 million, respectively. The federal research credits will begin to expire in the year 2025, and the state research credits will begin to expire in the year 2024. Because of the change of ownership provisions of Sections 382 and 383 of the Code, use of a portion of the Company’s domestic net operating losses and tax credit carryforwards may be limited in future periods depending upon future changes in ownership. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities if sufficient taxable income is not generated in future periods.

The following table summarizes changes in the valuation allowance for fiscal 2015, 2016 and 2017:

(In thousands)	2015	2016	2017
Beginning balance	$6,652	$33,264	$95,882
Increase (decrease) during the period	26,612	19,535	(926)
Increase due to adoption of ASU 2016-09	—	43,083	—

Ending balance	$33,264	$95,882	$94,956

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended October 1, 2016, the Company elected early adoption of ASU 2016-09. Gross excess windfall tax benefits resulting from stock option exercises in the amount of $113.8 million and $59.8 million for federal and post-apportionment state net operating loss carryforwards, respectively, were not reported as components of gross deferred tax assets with an offsetting valuation allowance as of October 3, 2015. The Company applied a modified retrospective transition method to report the tax effected amount of $39.8 million and $3.2 million of U.S. federal and state net operating loss carryforwards, respectively, for the year ended October 1, 2016. The Company determined that these deferred tax assets are not more likely than not to be realized and recorded a corresponding increase to its valuation allowances. As a result, no tax benefit or effect on accumulated deficit was recognized in association with the adoption of ASU 2016-09.

Reconciliation of U.S. statutory federal income taxes to the Company’s provision for (benefit from) income taxes is as follows:

(In thousands)	2015	2016	2017
U.S. federal income taxes at statutory tax rate	$(22,293)	$(12,450)	$(5,778)
State and local income taxes	(2,087)	(1,813)	(2,454)
Foreign income tax rate differential	(1,202)	(4,680)	(1,101)
Dutch tax settlement	—	—	7,361
Equity-based compensation	4,610	6,521	1,503
Research tax credits	(1,789)	(4,036)	(1,787)
Change in tax rate	—	(624)	—
Other	334	191	1,197
Change in valuation allowance	25,669	19,535	(1,232)

Provision for (benefit from) income taxes	$3,242	$2,644	$(2,291)

In December 2013, the Company entered into a written Settlement Agreement with the Dutch Tax Administration related to taxable profits of Sonos Europe B.V. The Settlement Agreement, which expired on October 1, 2016, provided for a 3% profit based on the statutory revenue of Sonos Europe B.V. which is then allowed to be reduced to 1% for taxable income purposes by utilizing prior year’s net operating losses. As of October 3, 2015, these net operating losses had been fully utilized.

In December 2016, the Company reached agreement with the Dutch Tax Administration to amend the terms of the aforementioned Settlement Agreement (the “Amendment”). Based on a review of the functions, risks and assets of the Company, it was agreed that Sonos Europe B.V.’s arm’s length remuneration should be adjusted for fiscal years 2015 and 2016. The Company’s application of the terms of this Amendment generated a pre-tax loss in fiscal year 2015 and 2016 in Sonos Europe B.V., a portion of which is treated as non-deductible for tax purposes and also resulted in an adjustment to the allocation of income and loss to Sonos, Inc., which led to the reduction of pre-existing net operating losses for U.S. tax purposes. As of September 30, 2017, the Company has utilized all of its Dutch tax loss carryforwards. Additionally, as a result of concluding the terms of the Amendment, the Company was released from previously accrued for Dutch income tax liabilities related to fiscal year 2015 and fiscal year 2016 resulting in a one-time tax benefit of $4.9 million for the year ended September 30, 2017.

In January 2017, the Company entered into a unilateral Advance Pricing Agreement (the “APA”) with the Dutch Tax Administration. The APA establishes an intercompany licensing arrangement whereby the operating profit or loss, as determined under U.S. GAAP, of Sonos Europe B.V. and Sonos Inc. will be allocated between the two companies based on relative contribution to the development of marketing and technology intangibles. The APA has a five-year term that commenced on October 2, 2016 and ends on September 30, 2021.

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Change in unrecognized tax benefits as a result of uncertain tax positions are as follows:

(In thousands)	2015	2016	2017
Beginning balance	$5,368	$7,642	$11,496
Increase (decrease)—tax positions in prior periods	652	1,286	(23)
Increase (decrease)—tax positions in current periods	1,622	2,568	2,307

Ending balance	$7,642	$11,496	$13,780

The unrecognized tax benefits, if recognized, would increase a deferred tax asset which is expected to require a full valuation allowance based on the current circumstances and would not affect the Company’s effective tax rate for each period presented. The Company does not anticipate changes to unrecognized benefits within the next 12 months that would result in a material change to the Company’s financial position.

The Company conducts business in a number of tax jurisdictions and, as such, is required to file income tax returns in multiple jurisdictions globally. U.S. federal income tax returns for the 2012 tax year and earlier are no longer subject to examination by the U.S. Internal Revenue Service. All net operating losses and tax credits generated to date are subject to adjustment for U.S. federal and state purposes.

The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense. There was no accrued interest or penalties as of October 1, 2016 and September 30, 2017.

As of September 30, 2017, no tax provision has been made for $3.7 million of undistributed earnings of certain of the Company’s subsidiaries as these earnings are considered indefinitely reinvested. If, in the future, the Company decides to repatriate the undistributed earnings from these subsidiaries in the form of dividends or otherwise, the Company could be subject to withholding taxes payable at that time. The amount of withholding tax liability is dependent on circumstances existing if and when a remittance occurs, but could be reasonably estimated to be $0.3 million.

12. Net loss per share attributable to common stockholders

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers its redeemable convertible preferred stock to be participating securities as the holders of redeemable convertible preferred stock are entitled to receive noncumulative dividends in the event that a dividend is paid on common stock. In addition, the Company considers non-vested restricted stock to be participating securities because holders of such shares have a nonforfeitable right to dividends. The holders of redeemable convertible preferred stock and the holders of non-vested restricted stock do not have a contractual obligation to share in the losses of the Company. As such, the Company’s net losses for fiscal 2015, 2016 and 2017 were not allocated to these participating securities. Basic and diluted net loss attributable to common stockholders per share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding less shares subject to repurchase. As the Company has net losses for the periods presented, all potentially dilutive common stock, which are comprised of redeemable convertible preferred stock, stock options, warrants and shares subject to repurchase are antidilutive.

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders:

(In thousands, except per share data)	2015	2016	2017
Numerator:
Net loss	$(68,777)	$(38,214)	$(14,217)

Denominator:
Weighted-average shares of common stock—basic	25,627	26,937	28,157

Weighted-average shares of common stock—diluted	25,627	26,937	28,157

Net loss per share attributable to common stockholders:
Basic	$(2.68)	$(1.42)	$(0.50)

Diluted	$(2.68)	$(1.42)	$(0.50)

The following potentially dilutive shares were excluded from the computation of diluted net loss per share for the periods presented because including them would have been antidilutive:

(In thousands)	2015	2016	2017
Convertible preferred stock	16,198	16,241	16,241
Convertible preferred stock warrants	49	—	—
Stock options to purchase common stock	17,149	22,970	22,909
Shares subject to repurchase	175	27	27

Total	33,571	39,238	39,177

Pro forma net loss per share (unaudited)

Unaudited pro forma basic and diluted net loss per share were computed to give effect to the automatic conversion of all outstanding redeemable convertible preferred stock into common stock in connection with a qualifying initial public offering using the if converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later.

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The numerators and denominators of the basic and diluted pro forma net loss per share attributable to common stockholders:

(In thousands, except per share data)	Year ended September 30, 2017
Numerator:
Net loss	$(14,217)

Denominator:
Weighted-average shares of common stock—basic	28,157
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock—basic	16,241

Pro Forma weighted-average shares of common stock—basic	44,398

Weighted average shares of common stock—diluted	28,157
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock—diluted	16,241

Pro Forma weighted-average shares of common stock—diluted	44,398

Pro forma net loss per share attributable to common stockholders:
Basic	$(0.32)

Diluted	$(0.32)

13. Commitments and contingencies

The following table presents noncancelable payments due by the Company as of September 30, 2017, and excludes amounts already recorded on the consolidated balance sheet:

		Fiscal years ended
(In thousands)	Total	2018	2019	2020	2021	2022	Beyond
Operating leases	$99,228	$16,823	$15,077	$13,075	$12,267	$11,600	$30,386
Inventory	143,062	143,062	—	—	—	—	—
Other noncancelable agreements	12,206	11,131	1,020	55	—	—	—

Total contractual obligations	$254,496	$171,016	$16,097	$13,130	$12,267	$11,600	$30,386

Operating leases

The Company entered into various non-cancelable operating lease agreements substantially for offices and facilities as well for auto leases. Company’s main offices are leased in California, Massachusetts and the Netherlands with additional sales and operations offices around the world. These facilities operate under leases with initial terms ranging from one to ten years and expire at various dates through 2025.

Rent expense during the years ended October 3, 2015, October 1, 2016 and September 30, 2017 was $13.4 million, $14.5 million and $13.5 million, respectively.

Inventory

The Company enters into various inventory-related purchase agreements with suppliers. Generally, under these agreements, 100% of orders are cancelable by giving notice 29 days prior to the expected shipment date.

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Orders are noncancelable within 28 days prior to the expected shipment date. At September 30, 2017, the Company had $143.1 million in noncancelable purchase commitments with suppliers.

Legal proceedings

From time to time, the Company is involved in legal proceedings in the ordinary course of business, including claims relating to employee relations, business practices and patent infringement. Litigation can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict and the Company’s view of these matters may change in the future as the litigation and events related thereto unfold. The Company expenses legal fees as incurred. The Company records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Company’s operations or its financial position, liquidity or results of operations.

On October 21, 2014, the Company commenced a patent infringement action in the United States District Court, District of Delaware against D&M Holdings Inc. d/b/a The D+M Group, D&M Holdings U.S. Inc. and Denon Electronics (USA), LLC (collectively, “Denon”). The Company is asserting that Denon infringed on eight patents. The trial relating to three of these patents occurred in December 2017 (see Note 14) and the trial for the remaining five patents has yet to be scheduled.

On March 7, 2016, Denon filed a counterclaim that the Company infringed on nine Denon patents, of which three remained in the case as of September 30, 2017. Trial on those three patents is currently scheduled for March 2018. The Company denies the allegation. There is no assurance of a favorable outcome and the Company’s business could be adversely affected as a result of a finding that the Company patents-in-suit are invalid and/or unenforceable. A range of loss, if any, associated with this matter is not probable or reasonably estimable at October 1, 2016 and September 30, 2017.

On March 10, 2017, Implicit, LLC (“Implicit”) filed a patent infringement action in the United States District Court, District of Delaware against the Company. Implicit is asserting that the Company infringed on two patents in this case. The Company denies the allegation. There is no assurance of a favorable outcome and the Company’s business could be adversely affected as a result of a finding that the Company patents-in-suit are invalid and/or unenforceable. A range of loss, if any, associated with this matter is not probable or reasonably estimable as of September 30, 2017.

The Company is involved in certain other litigation matters not listed above but does not consider the matters to be material either individually or in the aggregate at this time. The Company’s view of the matters not listed may change in the future as the litigation and events related thereto unfold.

Product warranties

As of September 30, 2017, the Company recorded $2.4 million of warranty liability in other current liabilities on the consolidated balance sheets. Changes in the Company’s warranty liability were as follows:

(In thousands)	2015	2016	2017
Warranty liability at beginning of year	$2,233	$2,722	$2,491
Provision for warranties issued during the year	4,700	5,412	5,867
Settlements of warranty claims during the year	(4,211)	(5,643)	(5,921)

Warranty liability at end of year	$2,722	$2,491	$2,437

SONOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Guarantees and indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. It is not possible to make a reasonable estimate of the maximum potential amount of future payments under these or similar agreements due to the conditional nature of the Company’s obligations and the unique facts and circumstances involved in each particular agreement. To date, the Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has also entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by the Delaware General Corporation Law. The Company also currently has directors’ and officers’ insurance. No amount has been accrued in the financial statements with respect to these indemnification guarantees.

14. Subsequent events

The Company evaluated all subsequent events through December 21, 2017, the date these consolidated financial statements were available to be issued.

Between September 30, 2017 and December 21, 2017, the Company granted stock options to purchase 860,528 shares of common stock at a weighted-average exercise price of $30.05 per share.

On December 14, 2017, the Company received a favorable jury verdict in its patent infringement claim against Denon related to three of its eight contested patents. The jury awarded Sonos approximately $2 million in damages through 2016, subject to appeal. Final damages, including potential reimbursement of legal costs, are still to be determined. A trial date on the remaining five patents has yet to be scheduled.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the                listing fee.

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Road show expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*
Total		*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, or the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation that will be in effect upon the completion of the offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws that will be in effect upon the completion of the offering provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

The Registrant has entered into, and intends to continue to enter into, an indemnification agreement with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer or employee of the Registrant for which indemnification is sought. Reference is also made to the Underwriting Agreement filed as Exhibit 1.01 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for securities matters.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.01
Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering	3.02
Form of Restated Bylaws of the Registrant, to be effective upon the completion of this offering	3.04
Amended and Restated Investor Rights Agreement, dated as of July 18, 2012, by and among the Registrant and certain investors of the Registrant	4.02
Form of Indemnification Agreement entered into between the Registrant and each of its directors and executive officers	10.01

Item 15. Recent Sales of Unregistered Securities.

From December 15, 2014 through December 15, 2017, the Registrant has issued and sold the following unregistered securities:

1.	4,250 shares of restricted stock to employees and other service providers of the Registrant at a price of $33.94 per share.

2.	Options to employees, directors, consultants and other service providers of the Registrant to purchase an aggregate of 15,554,052 shares of common stock under the Registrant’s 2003 Stock Plan, with per share exercise prices ranging from $27.12 to $38.78, before giving effect to the repricing of certain stock option awards in November 2016.

3.	6,287,572 shares of common stock to employees, directors, consultants and other service providers of the Registrant upon exercise of stock options granted under the Registrant’s 2003 Stock Plan, with purchase prices ranging from $2.30 to $37.28, for an aggregate purchase price of approximately $29,042,059.

4.	In December 2015, a commercial lender net exercised a previously issued warrant to purchase 48,728 shares of our Series C convertible preferred stock, with an exercise price of $4.31 per share, and received 43,381 shares of our Series C convertible preferred stock.

5.	In November 2016, the Registrant sold and issued to two accredited investors an aggregate of 371,017 shares of the Registrant’s common stock at a purchase price of $27.12 per share, for aggregate consideration of approximately $10,061,981.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Exhibit Title

1.01*	Form of Underwriting Agreement

3.01	Amended and Restated Certificate of Incorporation of the Registrant, as amended and as currently in effect

3.02*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering

3.03	Amended and Restated Bylaws of the Registrant, as currently in effect

3.04*	Form of Restated Bylaws of the Registrant, to be effective upon the completion of this offering

4.01*	Form of Registrant’s Common Stock Certificate

4.02	Amended and Restated Investor Rights Agreement, dated as of July 18, 2012, by and among the Registrant and certain investors of the Registrant

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered

10.01*	Form of Indemnification Agreement entered into between the Registrant and each of its directors and executive officers

10.02	2003 Stock Plan, as amended, and forms of agreement thereunder

10.03*	2018 Equity Incentive Plan, and forms of agreement thereunder

10.04	Offer Letter between Patrick Spence and the Registrant, dated May 25, 2012

10.05	Offer Letter between Michael Giannetto and the Registrant, dated December 27, 2011

10.06	Offer Letter between Joy Howard and the Registrant, dated May 6, 2015

10.07*†	Manufacturing Agreement between Inventec Appliances Corporation and the Registrant, dated June 13, 2008, as amended

21.01	List of subsidiaries of the Registrant

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01)

23.02*	Consent of Independent Registered Public Accounting Firm

24.01*	Power of Attorney (included on the signature page to this Registration Statement)

*	To be filed by amendment.
†	Confidential treatment requested with respect to portions of this exhibit.

(b) Financial Statement Schedules.

All other financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on                     , 2018.

SONOS, INC.

Patrick Spence
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Patrick Spence and Michael Giannetto, and each of them, such individual’s true and lawful attorneys-in-fact and agents with full power of substitution, for such individual and in such individual’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such individual might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

Patrick Spence	Chief Executive Officer and Director (Principal Executive Officer)	, 2018

Michael Giannetto	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2018

Robert Bach	Director	, 2018

Brittany Bagley	Director	, 2018

Karen Boone	Director	, 2018

Thomas Conrad	Director	, 2018

Julius Genachowski	Director	, 2018

Name	Title	Date

John Maeda	Director	, 2018

Michelangelo Volpi	Director and Chairperson of the Board of Directors	, 2018